As filed with the Securities and Exchange Commission on November 5, 2003

Registration No. 333-107783

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CBD Media LLC	Delaware	2741	02-0553288
CBD Finance, Inc.	Delaware	9995	76-0734327
(Exact Name of Registrant as Specified in Its Charter)	(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

312 Plum Street, Suite 900 Cincinnati, Ohio 45202 (513) 397-6794	Douglas A. Myers President and Chief Executive Officer 312 Plum Street, Suite 900 Cincinnati, Ohio 45202 (513) 397-6794
(Address, Including Zip Code, and Telephone Number, Including Area Code, of each of the Registrants’ Principal Executive Offices)	(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:

Scott C. Herlihy, Esq.

Latham & Watkins LLP

555 Eleventh Street, N.W., Suite 1000

Washington, DC 20004

(202) 637-2200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated November 5, 2003

PROSPECTUS

CBD Media LLC

CBD Finance, Inc.

OFFER TO EXCHANGE

$150,000,000 principal amount of their 8 5/8% Senior

Subordinated Notes due 2011, which have been registered

under the Securities Act, for any and all of their outstanding

8 5/8% Senior Subordinated Notes due 2011

CBD Media LLC and its wholly-owned subsidiary, CBD Finance, Inc., are co-issuers of their outstanding 8 5/8% senior subordinated notes due 2011. The issuers are offering to exchange all of their outstanding 8 5/8% senior subordinated notes due 2011, which are referred to as the outstanding notes, for their registered 8 5/8% senior subordinated notes due 2011, which are referred to as the exchange notes, and together with the outstanding notes, the notes. The terms of the exchange notes are identical to the terms of the outstanding notes except that the exchange notes have been registered under the Securities Act of 1933 and, therefore, are freely transferable. The issuers will pay interest on the notes on June 1 and December 1 of each year. The first interest payment will be made on December 1, 2003. The notes will mature on June 1, 2011.

The issuers may redeem up to 35% of the aggregate principal amount of the notes prior to June 1, 2006 using net cash proceeds from the sale of common equity interests. The issuers may redeem the notes on or after June 1, 2007. Holders may require the issuers to repurchase the notes upon a change in control.

The principal features of the exchange offer are as follows:

•	The exchange offer expires at midnight, New York City time, on , 2003, unless extended.

•	The issuers will exchange all outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	The issuers will not receive any proceeds from the exchange offer.

•	The issuers do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

•	The outstanding notes will be tendered in multiples of $1,000.

Any holder of outstanding notes which is an “affiliate” of CBD Media LLC, CBD Finance, Inc. or any guarantor within the meaning of Rule 405 under the Securities Act may not participate in the exchange offer. Please see “The Exchange Offer-Purpose and Effect” for additional restrictions on participation in the exchange offer.

Broker-dealers receiving exchange notes in exchange for outstanding notes acquired for their own account through market-making or other trading activities must deliver a prospectus in any resale of the exchange notes.

Investing in the exchange notes involves risks. See “Risk Factors” beginning on page 14.

Neither the U.S. Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of these securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is             , 2003

i

PROSPECTUS SUMMARY

This summary highlights important information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. This prospectus includes specific terms of the exchange offer, as well as information regarding our business and detailed financial data. Please review this prospectus in its entirety, including the information set forth under the heading “Risk Factors,” the financial statements and related notes and the other financial data included herein, before making an investment decision.

In this prospectus, unless the context otherwise requires,

•	“issuers” refers to CBD Media LLC and CBD Finance, Inc.;

•	“CBD Media,” “we,” “us,” “our” or other similar terms refer to the business of CBD Media LLC, including for periods prior to March 8, 2002, the businesses of our predecessor, Cincinnati Bell Directory Inc., and all of its subsidiaries;

•	“CBD Holdings” refers to CBD Media Holdings LLC, the parent of CBD Media LLC;

•	“Cincinnati Bell Inc.” refers to Cincinnati Bell Inc., which was known as Broadwing Inc. prior to a corporate name change effective May 27, 2003;

•	“outstanding notes” refers to the 8 5/8% Senior Subordinated Notes due 2011 that were issued on June 13, 2003;

•	“exchange notes” refers to the 8 5/8% Senior Subordinated Notes due 2011 offered pursuant to this prospectus; and

•	“notes” refers to the outstanding notes and the exchange notes.

CBD Media

We are the twelfth largest directory publisher in the United States based on 2002 revenue. We are the exclusive directory publisher for Cincinnati Bell branded yellow pages in the Cincinnati-Hamilton metropolitan area, which is the 23rd largest metropolitan area in the country according to the most recent U.S. Census. We believe our directories captured an 87% share of the 2002 total directory advertising spending in the Cincinnati-Hamilton metropolitan area. In 2002, we published fourteen yellow pages directories and distributed 2.3 million yellow pages directories to businesses and residences. We also offer integrated internet-based directory services to our consumers through the cincinnatibellyellowpages.com web site. In addition, we publish the white pages for Cincinnati Bell Telephone, the incumbent local exchange carrier in the Cincinnati-Hamilton metropolitan area for over 100 years, for whom we distributed 1.1 million copies in 2002. We generate our revenue primarily through the sale of advertising, and in 2002 had more than 16,000 local advertising customers consisting primarily of small and medium-sized businesses, as well as approximately 1,500 national advertisers. For the period from May 8, 2002, to December 31, 2002, our revenue was $67.5 million and our net income was $6.6 million. For the six months ended June 30, 2003, our revenue was $43.0 million and our net loss was $2.0 million. We have experienced year-over-year revenue growth since 1993.

We acquired our directory publishing business in March 2002 from Cincinnati Bell Inc., the owner and operator of Cincinnati Bell Telephone. Cincinnati Bell Inc. had operated its directory publishing business through a separate subsidiary, Cincinnati Bell Directory Inc. As a part of this acquisition, we received an exclusive, royalty-free license to use the name “Cincinnati Bell Directory” to conduct our directory publishing business in the Cincinnati-Hamilton metropolitan area until March 2022. In addition, Cincinnati Bell Inc. and its subsidiaries and affiliates are contractually prohibited from competing with us in the directory publication business in the Cincinnati-Hamilton metropolitan area until March 2012.

The U.S. directory advertising industry has experienced stable and consistent revenue growth, with revenues for the industry increasing from approximately $5.8 billion in 1985 to approximately $14.4 billion in 2001, representing a compounded annual growth rate of approximately 5.9% for the period. We believe that print directories are, in many cases, the primary form of advertising used by small and medium-sized businesses and are one of the most resilient forms of advertising in economic downturns. In addition, we believe that the annual publication cycle and the priority placement given to existing advertisers result in high customer retention rates by directory publishers even during poor economic times. During the last two recessions, beginning in 1991 and 2001, the U.S. directory advertising industry experienced positive growth in spending, while other major forms of advertising media, including radio, television and newspaper, experienced spending declines.

Competitive Strengths

Dominant local market position.    We have superior printed directory usage and possession statistics in the Cincinnati-Hamilton metropolitan area. According to a 2002 study prepared for us by the University of Cincinnati, we are the preferred yellow pages directory for 92% of the population of the Cincinnati-Hamilton metropolitan area and have residential and business possession rates of 95% and 78%, respectively. We believe these usage statistics are, in part, responsible for our high advertiser satisfaction rates, as well as our average local advertiser retention rate of approximately 85% over the last five years, which we believe is the highest in our market and compares favorably to other directories published under the local exchange carrier brand nationwide. We expect that Cincinnati Bell Telephone’s established market position and strong brand name will allow us to sustain our market share, maintain high usage trends for our directories and attract additional high-quality advertisers in the future.

Powerful brand name.    In 2002, we entered into a twenty-year agreement with Cincinnati Bell Inc. that allows us to use the widely-recognized Cincinnati Bell name to market our directory products. The Cincinnati Bell brand has been in existence for over 100 years and its high regard among our consumers is evidenced by Cincinnati Bell Telephone’s receipt of the J.D. Power and Associates 2001 and 2002 awards for both Local Residential Telephone Customer Satisfaction-Mainstream Users and Residential Long Distance Customer Satisfaction-Mainstream Users, as well as the award for the Highest Overall Satisfaction Among Wireless Telephone Users in Cincinnati in 2002. Cincinnati Bell Telephone’s local ranking represents J.D. Power’s highest award for all local telephone companies in the United States. We believe our strategic relationship with Cincinnati Bell Telephone affords us brand recognition as the incumbent yellow pages provider and gives us a significant competitive advantage compared with directory publishers in our market that are not associated with the Cincinnati Bell brand.

Efficient operating model.    We utilize select strategic partners, whom we believe are among the best operators in their respective industries, to provide sales, printing, distribution and billing support under long-term contracts. This business model allows us to realize best-in-industry service and cost efficiencies that directly contribute to our operating and free cash flow margins, which we believe are among the highest in the directory publishing industry. We are able to leverage our partners’ expertise and national experience, thereby minimizing ongoing capital expenditures and allowing our management to concentrate its focus on the strategic management of our business. We also believe that we are a significant customer of each of our key partners, which we believe enhances the quality of services that we receive.

Strong financial profile.    Our business has been characterized by consistent revenue growth and high operating margins. Our revenue has increased each year since 1993, from approximately $58.7 million in 1993 to approximately $81.8 million in 2002 (including revenue from our predecessor), resulting in a compounded annual growth rate of approximately 3.8%. The stability of our financial results is driven by (i) our directory advertising sales, which are presold through one-year contracts typically paid on a monthly basis; (ii) our collection rate during the period from March 8, 2002 to December 31, 2002 of approximately 95.5% of gross accounts receivable, which we believe compares favorably to the collection rates of both other directories published under the local exchange carrier brand and independent directory publishers; (iii) our high advertising retention rates from existing customers, which have averaged approximately 85% over the last five years; and (iv) the fact that approximately 85% of our operating expenses are tied to contracts with strategic partners and tend to be correlated with our revenue.

Favorable cash flow characteristics.    Our business has strong cash flow characteristics due to the combination of our consistent revenue, strong operating margins, high collection rates, low capital expenditures, minimal working capital requirements, limited corporate overhead and a favorable tax position resulting from our acquisition from Cincinnati Bell Inc. in 2002. The timing of our cash inflows throughout the year is also predictable, as our customers typically pay for their advertisements in our directories in twelve equal monthly installments.

Attractive market demographics.    We believe that the Cincinnati-Hamilton metropolitan area has a growing economy, a stable base of employment and a high percentage of service-based businesses. We believe service-based businesses, as an industry group, are more favorably disposed to advertise in yellow pages directories. The Cincinnati-Hamilton metropolitan area has experienced economic growth that has exceeded the national average over the past nine years. From 1994 to 2002, the Cincinnati Gross Regional Product grew at an estimated average annual rate of 3.9% compared to the national Gross Domestic Product average annual growth rate of 3.3% over the same period. The 2002 unemployment rate for the Cincinnati-Hamilton metropolitan area was 4.8%, well below the national unemployment rate of 5.8%, and 57% of newly created or retained jobs in 2001 were in the services industry. In addition, more than 370 Fortune 500 firms have a presence in the Cincinnati-Hamilton metropolitan area, and eight of these firms have their headquarters in the region.

Diverse customer base.    We have a large, diversified yellow pages customer base. In 2002, we served more than 16,000 local and approximately 1,500 national advertisers through our fourteen yellow pages directories. We believe that the significance of the directory advertising medium to these customers, along with the diversity of our customer base, mitigates the effect of downturns in the economy or any individual sector of the economy on our business as our operations are not dependent on any one particular advertiser or industry segment. In 2002, no single advertiser represented more than 0.4% of our revenue and our largest topical directory heading accounted for only 5.5% of our total revenue. In addition, in 2002, our top ten topical directory headings accounted for approximately 22.0% of total revenue.

Significant value for our target advertisers.    We believe that directory advertising provides significant value to our customers and a value greater than that created by advertising in most other major forms of media. The 2.3 million yellow pages directories that were distributed to businesses and residences represent a broad spectrum of potential users and, in turn, offer our advertisers significant local reach. Directory advertising is also directional in nature, which means consumers typically use directories immediately before making a purchase, creating a meaningful value for advertisers in the directory. As a result, according to CRM Associates, it was estimated that in 2002, directory advertising produced a higher median return on investment ($51 for every $1 spent) than advertising in most other major forms of media, including newspapers ($34), radio ($19), magazines ($17) and television ($10).

Experienced management team.    Our current management team has over 50 years combined experience with our business, with an average of approximately thirteen years of experience each. Our President and Chief Executive Officer, Douglas A. Myers, has worked at our business for the past fourteen years in a variety of positions prior to being appointed to his current role in 1999. John P. Schwing, our Chief Financial Officer, and

David D. Miller, our Vice President of Sales and Operations, have served in senior management roles with us for the past ten and fourteen years, respectively. The senior management’s relationships with the strategic partners involved in CBD Media’s operations are well-established and long-standing. In addition, each member of our senior management has an equity interest in our business.

Business Strategy

Increase revenue from existing local customer base.    We historically have achieved annual revenue growth by selling additional advertising or services to our existing local customer base of more than 16,000 local customers comprised primarily of small to medium-sized service businesses. By offering a larger ad display, color text instead of black and white, improved display placement under a heading, and a wide variety of specialty product offerings such as directory spine and back-cover advertising, we have been successful in generating higher average revenue per customer over time, the key focus of our sales force.

Expand product offerings and value-added services.    We provide small and medium-sized businesses with a fully-integrated solution for their directory advertising needs. For many of our local advertisers, printed yellow pages advertising has historically been their primary or only means of advertising. Only 26% of our print customers currently advertise using our internet directory advertising site, cincinnatibellyellowpages.com. We have fully integrated this website into our local sales channel and have begun providing a bundled advertising product consisting of print and internet advertising to our customers. We believe that as the percentage of our customer base using our internet directory advertising products increases, we will be able to generate incremental revenue from these products. We are introducing additional advertising opportunities in our print directory product, such as front cover advertisements, which we expect will allow us to generate additional incremental revenue from our customer base.

Leverage strategic partnerships.    Our unique partnership-based business model allows us to generate operating margins which we believe, based on publicly available information, are among the highest in the directory publishing industry and allows our management team to focus on strategic growth. We will continue to use these relationships to generate continued revenue growth while maintaining our strong operational margins. We believe that our selection of industry-leading strategic partners and our value to these partners has allowed us to achieve favorable operating results while avoiding significant capital expenditures and limiting corporate overhead.

Risk Factors

Our competitive strengths and business strategy discussed in this summary are subject to the material risks set forth in “Risk Factors” beginning on page 16 of this prospectus, including risks associated with dependence on third-party service providers and the declining use of printed yellow pages directories.

The Acquisition of Our Business

Prior to our acquisition in March of 2002, the directory publishing business of Cincinnati Bell Telephone, a wholly owned subsidiary of Cincinnati Bell Inc., was operated by Cincinnati Bell Directory Inc., another wholly owned subsidiary of Cincinnati Bell Inc. and an affiliate of Cincinnati Bell Telephone.

In January 2002, affiliates of Spectrum Equity Investors formed CBD Media, Inc. to purchase substantially all of the assets and business of Cincinnati Bell Directory Inc., including its directory publishing business, from

Cincinnati Bell Inc. CBD Media, Inc., Cincinnati Bell Inc. and Cincinnati Bell Directory Inc. entered into an agreement in February 2002 for the sale and purchase of these assets for approximately $343.4 million (which we refer to as the “purchase agreement”).

After the execution of the purchase agreement, to refine the operating structure of the business, among other reasons, Spectrum Equity Investors decided to form CBD Media in March 2002 to become the ultimate operating entity for the Cincinnati Bell Directory Inc. directory publishing business, and CBD Holdings as CBD Media’s parent holding company. To consummate the acquisition transactions with CBD Media as the new operating entity, CBD Media, Inc. transferred all of its right, title and interest in the February 2002 purchase agreement to CBD Media, including all of its rights to the directory publishing business assets being sold by Cincinnati Bell Directory Inc. We assumed these rights, obligations and liabilities from CBD Media, Inc. CBD Media, Inc. has since been dissolved.

In March 2002, CBD Media, Cincinnati Bell Directory Inc. and Cincinnati Bell Inc. consummated the asset purchase transactions contemplated by the purchase agreement. This purchase, along with transaction fees and expenses, was funded using $220.0 million of senior bank financing (which we received under a financing agreement to which we were a party) and a cash equity contribution from affiliates of Spectrum of approximately $135.4 million, which were paid to Cincinnati Bell Inc. After the closing of the transactions, Cincinnati Bell Directory Inc. changed its name, and was no longer affiliated with our business. Our acquisition of the assets and certain liabilities of the directory publishing business from Cincinnati Bell Directory Inc. and Cincinnati Bell Inc. is referred to in this prospectus as the “acquisition.”

CBD Media is now the sole operating entity with respect to the Cincinnati Bell directory publishing business. We are wholly owned by our parent CBD Holdings. In turn, CBD Holdings is owned by (a) CBD Investor Inc., an affiliate of Spectrum, which currently owns approximately 95.1% of CBD Holdings’ fully-diluted equity (assuming full vesting by holders of CBD Holdings’ Class C membership units); (b) Cincinnati Bell Inc., which currently owns approximately 2.5% of CBD Holdings’ fully diluted equity; and (c) our management and employees, who currently own, in the aggregate, approximately 2.4% of CBD Holdings’ fully diluted equity. This ownership structure was effected by an operating agreement of CBD Holdings executed by these members in conjunction with the March 2002 closing of the acquisition.

The Recapitalization

The proceeds of the offering and sale of the outstanding notes has been, and will be used, together with borrowings under our new senior credit facility and available cash on hand, to finance out recapitalization and pay the related fees and expenses. The recapitalization consists of the following transactions:

•	On June 13, 2003 we entered into a new senior credit facility providing for borrowings in an aggregate principal amount of up to $165.0 million, including a tranche B term loan facility of $160.0 million and a revolving credit facility providing for borrowings of up to $5.0 million;

•	On June 13, 2003, we issued $150.0 million of the outstanding notes due 2011;

•	On June 13, 2003, we repaid all of the outstanding borrowings under our former credit facility and terminated that facility;

•	On June 16, 2003 we paid approximately $3.3 million to terminate an interest rate swap related to our former credit facility; and

•	We have made aggregate distributions to our sole equityholder, CBD Holdings, of approximately $128.3 million.

Our entering into the new senior credit facility and the initial funding thereunder, the issuance of the outstanding notes, our repayment of the borrowings under our former credit facility, our termination of an interest rate swap related to our former credit facility, the payment of distributions to CBD Holdings and the payment of related fees and expenses are collectively referred to in this prospectus as the “recapitalization.”

In connection with the recapitalization, an affiliate of Spectrum, CBD Investor, Inc., has established an incentive compensation program for our current employees who hold equity interests in CBD Holdings, under which CBD Investor has (i) paid these employees as a group, an aggregate amount of $1.0 million upon consummation of the recapitalization and (ii) agreed to provide an additional incentive pool to these employees of $4.0 million that would also be funded by CBD Investor. See “Management—Management Incentive Plan.”

CBD Finance, Inc.

CBD Finance, Inc. is a wholly-owned finance subsidiary of CBD Media that was incorporated in Delaware on May 21, 2003. CBD Finance co-issued the notes, jointly and severally, with CBD Media. CBD Media believes that some holders or prospective holders of the notes, including insurance companies, may be restricted in their ability to purchase debt securities of limited liability companies, such as CBD Media, unless such debt securities are jointly issued by a corporation. CBD Finance does not, and will not, have any substantial operations or assets and does not, and will not, have any revenues. As a result, holders and prospective holders of the notes should not expect CBD Finance to participate in servicing the interest and principal obligations on the notes.

Spectrum Equity Investors

Spectrum Equity Investors is a leading private equity firm focused exclusively on media, communications and services industries. With offices in Menlo Park, Boston and London, Spectrum manages approximately $3.0 billion across four private equity funds and other partnerships and focuses on buyout, recapitalization and growth investments. Representative investments include Consolidated Communications, H.O. Systems, Illuminet Holdings, Nassau Broadcasting, Netscreen Technologies, Patriot Media and PriCellular Corporation.

CBD Post-Recapitalization Structure

The Offering of the Outstanding Notes

On June 13, 2003, the issuers completed an offering of $150.0 million in aggregate principal amount of their 8 5/8% senior subordinated notes due 2011, which was exempt from registration under the Securities Act.

Outstanding Notes

CBD Media LLC and CBD Finance, Inc. sold the outstanding notes to Lehman Brothers Inc., Banc of America Securities LLC and TD Securities (USA) Inc, the initial purchasers, on June 13, 2003. The initial purchasers subsequently resold the outstanding notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act, to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act and to a limited number of accredited investors, as defined in Rule 501(a) of the Securities Act.

Registration Rights Agreement	In connection with the sale of the outstanding notes, the issuers entered into a registration rights agreement with the initial purchasers. Under the terms of that agreement, the issuers agreed to:

•	file a registration statement for the exchange offer and the exchange notes within 90 days after the date on which the outstanding notes were purchased by the initial purchasers;

•	use their reasonable best efforts to cause the exchange offer registration statement to become effective under the Securities Act within 180 days after the date on which the outstanding notes were purchased by the initial purchasers; and

•	file a shelf registration statement for the resales of the outstanding notes or the exchange notes, as the case may be, if necessary and use their reasonable best efforts to cause such shelf registration statement to be declared effective under the Securities Act.

If the issuers fail to meet any of these requirements, it will constitute a default under the registration rights agreement and the issuers must pay additional interest on the notes in an amount equal to $.05 per week per $1,000 principal amount of notes for the first 90-day period after any such default. The amount of additional interest will increase by an additional $.05 per week per $1,000 principal amount of notes with respect to each subsequent 90-day period until all such defaults have been cured, up to a maximum amount of additional interest of $.50 per week per $1,000 principal amount of notes. The exchange offer is being made pursuant to the registration rights agreement and is intended to satisfy the rights granted under the registration rights agreement, which rights terminate upon completion of the exchange offer.

The Exchange Offer

Exchange Offer	$1,000 principal amount of exchange notes will be issued in exchange for each $1,000 principal amount of outstanding notes validly tendered.

Resale

Based upon interpretations by the staff of the SEC set forth in no-action letters issued to unrelated third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred to you without compliance with the registration and prospectus delivery requirements of the Securities Act of 1933, unless you:

•	are an “affiliate” of CBD Media LLC, CBD Finance, Inc. or any guarantor within the meaning of Rule 405 under the Securities Act;

•	are a broker-dealer who purchased the outstanding notes directly from us for resale under Rule 144A or any other available exemption under the Securities Act of 1933:

•	acquired the exchange notes other than in the ordinary course of your business; or

•	have an arrangement with any person to engage in the distribution of exchange notes.

However, the issuers have not submitted a no-action letter and there can be no assurance that the staff of the SEC will make a similar determination with respect to the exchange offer. Furthermore, in order to participate in the exchange offer, you must make the representations set forth in the letter of transmittal that the issuers are sending you with this prospectus.

Expiration Date	The exchange offer will expire at midnight., New York City time, on , 2003, which is referred to as the expiration date, unless the issuers, in their sole discretion, extend it.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, some of which may be waived by the issuers. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedure for Tendering Outstanding Notes

If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal, and mail or otherwise deliver the letter of transmittal, or the copy, together with the outstanding notes and any other required documentation to the exchange agent at the address set forth in this prospectus and in the letter of transmittal.

The issuers will accept for exchange any and all outstanding notes that are properly tendered in the exchange offer prior to the expiration date. The exchange notes issued in the exchange offer will be delivered promptly following the expiration date. See “The Exchange Offer—Terms of the Exchange Offer.”

Special Procedures for Beneficial Owners

If you are the beneficial owner of outstanding notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender in the exchange offer, you should contact the person in whose name your notes are registered and promptly instruct the person to tender on your behalf.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on time, you may tender your notes according to the guaranteed delivery procedures. For additional information, you should read the discussion under “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	The tender of the outstanding notes pursuant to the exchange offer may be withdrawn at any time prior to midnight., New York City time, on the expiration date.

Acceptance of Outstanding Notes and Delivery of Exchange Notes

Subject to customary conditions, the issuers will accept outstanding notes which are properly tendered in the exchange offer and not withdrawn prior to the expiration date. The exchange notes will be delivered promptly following the expiration date.

Effect of Not Tendering

Any outstanding notes that are not tendered or that are tendered but not accepted will remain subject to the restriction on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon completion of the exchange offer, the issuers will have no further obligations, except under limited circumstances, to provide for registration of the outstanding notes under the federal securities laws.

Interest on the Exchange Notes and the Outstanding Notes

The exchange notes will bear interest from the most recent interest payment date to which interest has been paid on the notes or, if no interest has been paid, from June 13, 2003. Interest on the outstanding notes accepted for exchange will cease to accrue upon the issuance of the exchange notes.

Material U.S. Federal Income Tax Considerations

The exchange of outstanding notes for exchange notes by tendering holders will not be a taxable exchange for federal income tax purposes, and such holders will not recognize any taxable gain or loss for federal income tax purposes as a result of such exchange. See “Material U.S. Federal Income Tax Considerations.”

Exchange Agent	HSBC Bank USA, the trustee under the indenture, is serving as exchange agent in connection with the exchange offer.

Use of Proceeds	The issuers will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.

Summary of the Terms of the Exchange Notes

Issuers	CBD Media LLC and CBD Finance, Inc. a wholly-owned subsidiary of CBD Media LLC.

Notes Offered	$150.0 million aggregate principal amount of 8 5/8% Senior Subordinated Notes due 2011.

Maturity Date	June 1, 2011.

Interest Payment Dates	Interest on the notes will be payable semi-annually in arrears on June 1 and December 1 each year, commencing December 1, 2003.

Ranking	The notes will be unsecured and

•	subordinate in right of payment to all of the issuers’ existing and future senior indebtedness;

•	equal in right of payment to the issuers’ other existing and future unsecured senior subordinated indebtedness;

•	senior in right of payment to the issuers’ existing and future subordinated indebtedness; and

•	effectively junior to all indebtedness of the issuers’ existing and future subsidiaries that are not guarantors of the notes.

Guarantees

The notes will be guaranteed on a senior subordinated basis by each of CBD Media LLC’s future domestic subsidiaries that becomes a guarantor under our new senior credit facility or any successor credit facility. CBD Media currently does not have any domestic subsidiaries other than CBD Finance, Inc.; therefore currently, there are no guarantees of the notes. Any future guarantees will rank equally with all subsidiary guarantors other unsecured senior unsubordinated indebtedness, and will be subordinate in right of payment to any subsidiary guarantors’s senior indebtedness.

Optional Redemption	On or after June 1, 2007, the issuers may redeem some or all of the notes at any time at the redemption prices described in the section “Description of the Exchange Notes—Optional Redemption.

Before June 1, 2006, the issuers may redeem up to 35% of the aggregate principal amount of the notes issued under the indenture with the net cash proceeds from the sale of common equity interests, provided at least 65% of the aggregate principal amount of the notes issued under the indenture remains outstanding after the redemption.

Mandatory Offer to Repurchase

If the issuers experience specific kinds of changes in control, the issuers must offer to repurchase the notes at the price, plus accrued and unpaid interest, if any, to the date of redemption, listed in the section “Description of the Exchange Notes—Repurchase at the Option of Holders.”

Covenants	The indenture contains covenants that (among other things) limit the issuers’ ability and that of their restricted subsidiaries to:

•	incur additional indebtedness and issue preferred equity;

•	pay dividends or make other distributions in respect of our equity interests or to make other types of restricted payments or investments;

•	sell assets;

•	agree to payment restrictions affecting our restricted subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into transactions with affiliates;

•	create liens; and

•	enter into new lines of business.

Each of the covenants is subject to a number of important exceptions and qualifications. See “Description of the Exchange Notes—Certain Covenants.”

Address and Telephone Number

CBD Media LLC was formed in Delaware on March 1, 2002. Our principal executive office is located at 312 Plum Street, Suite 900, Cincinnati, Ohio 45202 and our telephone number is (513) 397-6794.

Summary Historical and Pro Forma Financial and Operating Data

The following table sets forth our summary historical and pro forma financial data for the periods indicated. We have derived the statement of operations and balance sheet data for our predecessor company as of and for the years ended December 31, 2000 and 2001 from our predecessor company’s audited financial statements. We have derived the statement of operations data for our predecessor company for the period from January 1, 2002 to March 7, 2002 and balance sheet data as of March 7, 2002 from our predecessor company’s audited financial statements. We have derived the statement of operations data for the period from March 8, 2002 to June 30, 2002, the balance sheet data as of June 30, 2002 and the statement of operations and balance sheet data as of and for the six month period ended June 30, 2003 from our unaudited condensed consolidated interim financial statements. In the opinion of management, such unaudited condensed consolidated interim financial statements have been prepared on a basis consistent with our audited financial statements for the period from March 8, 2002 to December 31, 2002 and include all adjustments, which are normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the interim period. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year or any future period. Our predecessor company’s financial statements as of December 31, 2001 and for the years ended December 31, 2000 and 2001, its financial statements for the period from January 1, 2002 to March 7, 2002 and our financial statements for the period from March 8, 2002 to December 31, 2002 and our unaudited interim condensed consolidated financial statements for the period from March 8, 2002 to June 30, 2002 and as of and for the six months ended June 30, 2003 are included elsewhere in this prospectus.

The summary unaudited pro forma financial data for the twelve months ended December 31, 2002 has been prepared to give pro forma effect to the acquisition and to the recapitalization as if they had occurred on January 1, 2002. The summary unaudited pro forma financial data is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the acquisition or the recapitalization actually been consummated on the date indicated and do not purport to indicate balance sheet data or results of operations for any future period. The following data should be read in conjunction with “Unaudited Pro Forma Financial Data,” “Selected Historical Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our and our predecessor company’s financial statements and related notes thereto included elsewhere in this prospectus.

Our predecessor company is Cincinnati Bell Directory Inc. We completed the acquisition (which was accounted for using the purchase method of accounting) as of March 8, 2002. As a result of adjustments to the carrying value of assets and liabilities pursuant to the acquisition, the financial position and results of operations for periods subsequent to the acquisition are not comparable to those of our predecessor company.

	Predecessor						CBD Media
	Year Ended December 31,				Period from January 1, 2002 to March 7, 2002		Period from March 8, 2002 to June 30, 2002 (As Restated(5))		Six Months Ended June 30, 2003 (As Restated(5))	Pro forma for the Twelve Months Ended December 31, 2002 (As Restated(5))
	2000		2001
	(Dollars in thousands)						(Dollars in thousands)
Statement of Operations Data:
Net revenue	$78,095		$80,224		$14,269		$26,019		$43,017	$81,804
Cost of revenue	46,932		45,198		8,873		10,093		15,757	32,149
General and administrative expense	1,594		1,987		395		540		1,124	2,041
Depreciation and amortization	142		132		24		9,110		13,262	27,356

Total operating expenses	48,668		47,317		9,292		19,743		30,143	61,546

Operating income before interest and taxes	29,427		32,907		4,977		6,276		12,874	20,258
Interest expense, net	10		62		12		4,196		14,920	21,833
Provision for income taxes	12,036		13,433		1,954		—		—	—

Net income (loss)	$17,381		$19,412		$3,011		$2,080		$(2,046)	$(1,575)

Balance Sheet Data (at period end):
Cash and cash equivalents	$—		$—		$—		$8,753		$17,258
Total assets	17,778		21,546		13,201		372,401		364,201
Total debt	—		—		—		213,000		310,000
Total shareholders’ equity	7,105		10,076		5,056		—		—
Total member’s capital	—		—		—		141,043		33,547

Other Data

Other Financial Data:
Capital expenditures	187		—		—		53		12	57
Ratio of earnings to fixed charges(1)	140.4	x	139.6	x	161.2	x	1.5	x	N/A	N/A
EBITDA(2)	$29,569		$33,039		$5,001		$15,386		$26,136	$47,614
Cash flows provided by (used for):
Operating activities	15,757		16,890		7,882		6,518		4,465	33,279
Investing activities	(187)		—		—		(343,487)		(12)	(343,491)
Financing activities	(15,570)		(16,890)		(7,882)		345,721		(20,408)	334,839
Operating Data:
Local advertiser retention rate(3)	86.0%		87.6%		87.6%		87.6%		85.8%
Circulation(4) (in thousands)	3,520		3,429		3,429		3,429		3,427

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income tax expense, plus fixed charges. These charges consist of interest expense (which includes amortization of deferred financing costs) whether expensed or capitalized and one-half of rental expense, deemed representative of that portion of rental expense estimated to be attributable to interest. For the period from January 1, 2003 to June 30, 2003 and for the pro forma twelve months ended December 31, 2002, earnings were insufficient to cover fixed charges by $2,046 and $1,575, respectively.

(2)	EBITDA represents earnings before interest, taxes, depreciation and amortization. The calculation of EBITDA is set forth below:

	Predecessor			CBD Media
	Year Ended December 31,		Period from January 1, 2002 to March 7, 2002	Period from March 8, 2002 to June 30, 2002 (As Restated(5))	Six Months Ended June 30, 2003 (As Restated(5))	Pro forma for the Twelve Months Ended December 31, 2002 (As Restated(5))
	2000	2001
	(Dollars in thousands)			(Dollars in thousands)
Net income (loss)	$17,381	$19,412	$3,011	$2,080	$(2,046)	$(1,575)
Interest expense, net	10	62	12	4,196	14,920	21,833
Provision for income taxes	12,036	13,433	1,954	—	—	—
Depreciation and amortization	142	132	24	9,110	13,262	27,356

EBITDA	$29,569	$33,039	$5,001	$15,386	$26,136	$47,614

EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles. EBITDA is included in this prospectus to provide additional information with respect to our ability to satisfy our debt service, capital expenditure and working capital requirements. While EBITDA is used as a measure of operations and our ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. Management believes the most directly comparable measure to EBITDA calculated in accordance with generally accepted accounting principles is operating cash flow as presented in the statement of cash flows. EBITDA is reconciled to operating cash flow as follows:

	Predecessor			CBD Media
	Year Ended December 31,		Period from January 1, 2002 to March 7, 2002	Period from March 8, 2002 to June 30, 2002	Six Months Ended June 30, 2003	Pro forma for the Twelve Months Ended December 31, 2002
	2000	2001
	(Dollars in thousands)			(Dollars in thousands)
Cash flows provided by (used in) operating activities	$15,757	$16,890	$7,882	$6,518	$4,465	$33,279
Cash interest expense	10	62	12	3,140	11,363	18,206
Changes in working capital accounts	2,247	1,884	(5,013)	5,728	10,308	(3,841)
Taxes paid	11,555	14,203	2,120	—	—	—

EBITDA	$29,569	$33,039	$5,001	$15,386	$26,136	$47,614

(3)	Local advertiser retention is calculated as the number of individual advertisers at the end of any given sales campaign (which typically last approximately ten to twelve months), divided by the number of individual advertisers at the end of the previous sales campaign.

(4)	Circulation is the combined number of yellow pages and white pages directories delivered to businesses and residences during the course of a given period.

(5)	See Note 10 to the financial statements for the period ended December 31, 2002, and Note 5 to the unaudited condensed consolidated financial statements for the periods ended June 30, 2003 and 2002.

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before making an investment decision. The risks described below are all known material risks facing us. Although we believe we have accurately assessed the risks facing the Company at this time, additional risks and uncertainties that are not currently known to us may arise in the future or risks we currently deem to be immaterial could result in material adverse effect on our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to Our Business

We could be adversely affected by the declining usage of printed yellow pages directories.

From 1997 through 2001, the overall usage of printed yellow pages directories in the United States declined. We believe factors such as the increased usage of internet-based directories and the proliferation of wireless devices offering yellow pages-like content have caused these declines and that these factors may cause further declines in usage, possibly at accelerated rates. A decline in the usage of our printed yellow pages directories could:

•	impair our ability to maintain or increase our advertising prices;

•	cause businesses that purchase advertising in our yellow pages directories to reduce or discontinue those purchases; and

•	discourage businesses that do not purchase advertising in our yellow pages directories from doing so.

•	Any of these consequences, or a combination of them, could have a material adverse effect on our revenues, results of operations and financial condition.

Our significant dependence on third-party service providers could materially and adversely affect us.

Substantially all of our operations are outsourced to third-party service providers, and we are dependent upon the performance of third parties for the following key components of our operations:

•	sales of advertising;

•	printing of directories;

•	distribution and delivery of directories; and

•	billing and collection.

We must rely on the information and other systems of our third-party service providers, their ability to perform key operations on our behalf in a timely manner and in accordance with agreed levels of service and their ability to attract and retain sufficient qualified personnel to perform our work. A failure in the systems of our third-party service providers or their inability to perform in accordance with the terms of our contracts or to retain sufficient qualified personnel could have a material adverse effect on our business, results of operations and financial condition. For example, L.M. Berry and Company is, and since 1996 has been, our exclusive sales agent for local advertising. As our exclusive sales agent for local advertising, L.M. Berry expends significant resources and management time in identifying and training its sales representatives and is required to employ an adequate sales force and support staff to sell our directory advertising and to provide customer support to our local advertisers. L.M. Berry’s ability to attract and retain qualified sales personnel depends, however, on numerous factors, including factors that we cannot control. A loss of a significant number of experienced sales representatives would likely result in reduced sales of advertising in our directories and could materially adversely affect our business. In addition, we are a party to a contract with Quebecor World Directory Sales

Corporation for the printing of our directories which expires on December 31, 2007. Because of the large print volume and specialized binding of directories, there are only a small number of companies in the printing industry that could service our needs. Accordingly, the inability or unwillingness of Quebecor to provide services to us on acceptable terms or at all could have a material effect on our business.

While we are parties to long-term contracts with the third-parties who provide our key operational services to us, we may not be able to maintain our current relationships with these or any other third-party service providers. If we were to lose the services of any of our key third-party service providers, we would be required either to hire sufficient staff to perform the provider’s services in-house or to find an alternative service provider. In some cases, such as the printing of our directories, it would be impracticable for us to perform the function internally. Even when not impracticable, in the event we were required to perform any of the services that we currently outsource, we may not be able to perform them on a cost effective basis or at all. In each case, there are a limited number of alternative third-party service providers, if any.

The loss of any of our key agreements with Cincinnati Bell Inc. or its wholly-owned subsidiary, Cincinnati Bell Telephone, could have a material adverse effect on our business.

In connection with the acquisition, we entered into a series of contracts with Cincinnati Bell Inc. and Cincinnati Bell Telephone, including, but not limited to, a license agreement, a non-competition agreement, a subscriber list information license agreement and a billing and collection services agreement. Cincinnati Bell Inc., retains a 2.5% equity interest in CBD Holdings. Under the license agreement, Cincinnati Bell Inc. has granted us a royalty-free, exclusive right to the trademark and service mark “Cincinnati Bell Directory” in our publication area. In addition, Broadwing has granted us a royalty-free, non-exclusive right to use other trademarks, trade names and service marks in our publication area. The agreement commenced in March 2002 and will remain in effect until March 2012, at which time it may be automatically renewed for an additional ten-year term at our discretion. We consider the “Cincinnati Bell” name to have substantial branding value in our publication area. If we were to lose our right to the “Cincinnati Bell” brand under the license agreement, it could have a material adverse effect on the usage of our directories and on our ability to sell advertising, either of which could have a material adverse effect on our revenues, results of operations and financial condition. In addition, the loss of our right to use the “Cincinnati Bell Directory” trademark could constitute an event of default under our new senior credit facility.

Under the non-competition agreement, Cincinnati Bell Inc. has agreed that neither it nor its subsidiaries or affiliates will own, manage, join, operate or control or participate in the ownership, management, operation or control of, or be connected as a director, officer, employee, partner, consultant or advisor with, or permit their names to be used by, any business that competes with our business as constituted at the time of our acquisition in our publication territory. This agreement commenced in March 2002 and will expire in March 2012. We are entitled to injunctive relief should Cincinnati Bell Inc. breach its obligation not to compete with us. If Cincinnati Bell Inc. were to breach this agreement and our remedies prove inadequate, it could have a material adverse effect on our business.

Under the billing and collection services agreement, Cincinnati Bell Telephone bills our customers on our behalf and collects payments from them. Our contract with Cincinnati Bell Telephone commenced in March 2002 and continues until March 2012, with an automatic renewal for a subsequent ten-year period unless we elect to terminate the agreement prior to the initial term. If Cincinnati Bell Telephone were unable or unwilling to provide billing and collection services and we were unable to promptly transition to a new billing system or to an alternative service provider, we may not be able to collect our unpaid receivables which could have a material adverse effect on our results of operations and cash flow. We believe our collection efforts are enhanced because Cincinnati Bell Telephone collects on our behalf and therefore our inability to use Cincinnati Bell Telephone would have a material adverse effect on our business.

If Cincinnati Bell Inc. or Cincinnati Bell Telephone were to seek protection under the U.S. bankruptcy laws, our agreements with Cincinnati Bell Inc. or Cincinnati Bell Telephone, as the case may be, could be adversely affected. For example, Cincinnati Bell Inc. or Cincinnati Bell Telephone could seek to reject their respective agreements with us as executory contracts under U.S. bankruptcy law. If the bankruptcy court were to hold that any such contract was executory, Cincinnati Bell Inc. or Cincinnati Bell Telephone, as the case may be, could avoid its obligations under the contract. While we might have a claim for damages against Cincinnati Bell Inc. or Cincinnati Bell Telephone in this circumstance, such damages, if any, may not be sufficient to compensate us for the loss of any rejected contract. Moreover, in the case of the license agreement and the non-competition agreement, our inability to enforce our rights under those agreements could cause irreparable damage to our business. Our collection of cash under the billing and collection services agreement also could be adversely affected if a bankruptcy court, in a case involving Cincinnati Bell Telephone as a debtor, were to rule that amounts collected on our behalf by Cincinnati Bell Telephone became property of Cincinnati Bell Telephone prior to their payment to us. In that event, the bankruptcy court could determine that (i) any amounts (a) billed but not collected prior to the commencement of the bankruptcy case, or (b) collected but not remitted to us prior to the commencement of the bankruptcy case were property of Cincinnati Bell Telephone for which we would have only an unsecured claim and (ii) any amounts paid to us by Cincinnati Bell Telephone during the 90 day period prior to the bankruptcy could be recovered from us as a preference. In addition, we could experience delays in obtaining payment of amounts that Cincinnati Bell Telephone collects on our behalf after such a bankruptcy filing.

We focus exclusively on the Cincinnati-Hamilton metropolitan area, and consequently we may be subject to greater business risk than more geographically diversified directory publishers.

Our directory publishing services are concentrated in the Cincinnati-Hamilton metropolitan area, and we do not expect that we will expand our operations in the foreseeable future. As a result, we will likely continue to be entirely dependent upon our Cincinnati-Hamilton operations for all of our cash flow. Because our operations focus on a single market, we may be subject to greater risks than a geographically diversified directory publishing company as a result of:

•	a downturn in local or regional economic conditions;

•	an increase in competition in our area;

•	changes in local and state governmental laws and regulations; and

•	natural and other disasters in our area.

Competition from other directory publishers and other forms of advertising media could materially and adversely affect us.

We derive substantially all our revenues from the sale of advertising which is placed in our printed directories or on www.cincinnatibellyellowpages.com, our internet-based directory. In the Cincinnati-Hamilton metropolitan area, we compete with a number of independent directory publishers, including Yell Group Ltd. Our internet-based directory competes with other yellow pages publishers’ internet-based directories, internet portal sites providing classified directory information, such as Yahoo! and America Online, with independent internet-based yellow pages such as Switchboard.com and Yellowpages.com and with vertical players such as Citysearch.com and Zagats.com, some of which have entered into affiliate agreements with other major directory publishers. In the future, other directory publishers, including the directory publishing arms of local exchange carriers such as SBC Communications Inc. and Verizon Communications Inc., could elect to publish directories in the Cincinnati market and other competitors to our internet-based directory could emerge. We may not be able to compete effectively with any of our existing or future competitors, many of which will have greater resources than we do. In addition, we also compete against other media, including newspapers, radio, television, the internet, billboards and direct mail, for advertising, and we may not be able to compete successfully against these and other media for such advertising.

A decline in the dominance of Cincinnati Bell Telephone Company could adversely affect our business.

The Telecommunications Act of 1996 effectively opened local telephone markets to increased competition. Consequently, Cincinnati Bell Telephone may not remain the dominant local telephone service provider in its local service area. If Cincinnati Bell Telephone were no longer the dominant local telephone service provider in its local service area, we may not realize some of the anticipated benefits under our license agreement, subscriber list information license agreement and billing and collection services agreement with Cincinnati Bell Telephone. A decrease in the benefits we realize from these agreements could have a material adverse effect on our business.

Fluctuations in the price of paper could adversely affect our cost of revenue and results of operations.

The principal raw material used in producing our printed directories is paper. For the period from March 8, 2002 to December 31, 2002, paper costs comprised approximately 5.2% of our revenue and 13.4% of our cost of revenue. We obtain our supply of paper through Quebecor under our agreement with it for the printing and binding of our directories although we retain the right to purchase paper from other providers. Under the Quebecor agreement, we have the option to purchase paper at prevailing spot market prices or lock in a fixed price for a two-year period. As of June 30, 2003, we had elected to purchase paper at prevailing spot market prices. We do not engage in hedging activities to limit our exposure to paper price increases. The price of paper may fluctuate significantly in the future. Changes in the supply of, or demand for, paper could affect delivery times and prices. We may not be able to continue to purchase paper at reasonable prices and any increases in the cost of paper may have a material adverse effect on our cost of revenue, results of operations and cash flows.

Our practice of extending credit to small and medium-sized businesses could have a material adverse effect on our financial position, results of operations and cash flows.

For the period from March 8, 2002 to December 31, 2002, approximately 82.0% of our revenue was generated through the sale of advertising to local businesses, which are generally small and medium-sized businesses. In the ordinary course of our directory operations, we extend credit to these customers for advertising purchases. As of June 30, 2003, we had approximately 16,000 customers to which we extended credit with an average amount due per customer of approximately $578. Full collection of delinquent accounts can take many months or may never occur. For the period March 8, 2002 to December 31, 2002, bad debt expense for our customers amounted to $3.2 million, or approximately 4.5% of our revenue. Small and medium-sized businesses tend to have fewer financial resources and higher rates of failure than do larger businesses. Although our historical bad debt expense has been approximately 4.5% our practice of extending credit to small and medium-sized businesses may result in a significantly higher bad debt expense in the future which could have a material adverse effect on our financial position, results of operations and cash flows.

Our sales of advertising to national accounts is coordinated by third parties that we do not control.

Approximately 14.7% of our revenue for the period from March 8, 2002 to December 31, 2002 was derived from the sale of advertising to national or large regional chains, such as rental car companies, automobile repair shops and pizza delivery businesses, that purchase advertising in several of the directories that we publish. We sell advertising to these accounts through approximately 350 certified marketing representatives, or CMRs. CMRs are independent third parties that act as agents for national companies and which design their advertisements, arrange for the placement of those advertisements in directories and provide billing services. Our relationships with our national and large regional advertisers depend significantly on the performance of these third-party CMRs whom we do not control. Any decline in the performance of the CMRs with whom we contract could harm our ability to generate revenue from our national and large regional accounts and could have a material adverse effect on our results of operations.

Given our limited number of employees, the loss of key personnel could have a material adverse effect on our business due to their specific knowledge associated with CBD Media and the yellow pages industry.

Our current management team has over 50 years combined experience. Our business depends upon the continued efforts, abilities and expertise of our executive officers, Douglas A. Myers, John P. Schwing and David

D. Miller, each of whom has served in the management of our business for many years and has relationships with one or more of our strategic partners in our business. We believe that the loss of one or more of these individuals could have a material adverse effect on our business. While these key individuals each have a five year employment agreement, effective March 7, 2002 in the case of Mr. Myer and March 8, 2003 in the cases Messrs. Schwing and Miller, they do represent three of eleven employees, or 27% of the Company’s workforce.

We are controlled by affiliates of Spectrum Equity Investors, whose interests may not be aligned with yours.

An affiliate of Spectrum Equity Investors beneficially owns approximately 95.1% of our parent, CBD Holdings, and as a result, it is in a position to control all matters affecting us. The interests of Spectrum and their affiliates could conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our equityholders might conflict with your interests as a noteholder. Affiliates of Spectrum may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments even though such transactions might involve risks to you as a noteholder.

Risks Related to the Exchange Notes

Our substantial debt could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

As a result of the recapitalization, we have increased our indebtedness and are a highly leveraged company. The following table sets forth our total debt, total member’s capital, total capitalization and ratio of total debt to total capitalization as of June 30, 2003:

(Dollars in millions)
Total debt(1)	$310.0
Total member’s capital(2)(3)	33.5

Total capitalization	$343.5

Ratio of total debt to total capitalization	90.2%

(1)	Including borrowings of $160.0 million outstanding under our new senior credit facility.

Our level of debt could have important consequences to you, including the following:

•	our debt service requirements could make it more difficult for us to satisfy our obligations with respect to the notes;

•	a substantial portion of our cash flow from operations will be dedicated to the repayment of our debt and will not be available for other purposes;

•	it could limit our ability to borrow money to fund our working capital, debt service and general corporate requirements;

•	our interest expense could increase if interest rates increase because a substantial portion of our debt will bear interest at floating rates;

•	it may limit our flexibility in planning for, or reacting to, changes in our business and future business opportunities;

•	we may be more highly leveraged than some of our competitors which could place us at a competitive disadvantage;

•	it may make us more vulnerable to a downturn in our business or the economy; and

•	there would be a material adverse effect on our business and financial condition if we were unable to service our debt or obtain additional financing, as needed.

(2)	In connection with the recapitalization, we have made aggregate distributions of approximately $128.3 million to our sole equityholder, CBD Holdings, including approximately $18.3 million subsequent to June 30, 2003.

(3)	See Note 5 to the unaudited condensed consolidated financial statements for the periods ended June 30, 2003 and 2002.

Despite our substantial debt, we may still incur significantly more debt, which could exacerbate the risks described above.

The terms of the indenture for the notes and our new senior credit facility permit us to incur significant additional debt in the future. As of June 30, 2003, we would have had $5.0 million available for additional borrowing under our new senior credit facility. All borrowings under our new senior credit facility rank senior in right of payment to the notes, and any future guarantees of our new senior credit facility will rank senior to any future guarantees of the notes.

We will require a significant amount of cash to service our debt, including the notes, and our ability to generate cash depends on many factors beyond our control.

Our primary source of liquidity is and will continue to be, cash flow from operations. We expect that our primary liquidity requirements will be for debt service on amounts outstanding under our new senior credit facility and under the notes, and also for capital expenditures and working capital needs. As a result of the significant increase in our indebtedness following the recapitalization and our aggregate distribution of approximately $128.3 million to CBD Holdings, we will substantially increase our liquidity requirements, primarily due to increased debt service obligations. For example, for the year ended December 31, 2002, on a pro forma basis after giving effect to the recapitalization, our interest expense would have been approximately $21.8 million.

Our ability to make payments on our debt, including the notes, and to fund our working capital needs and planned capital expenditures will depend upon our ability to generate cash from our operations in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. For example, a general increase in interest rates could result in increased interest payments required pursuant to our floating rate debt and decreased net cash flow available to service the exchange notes. Additionally, under the terms of our indenture, we are permitted to make distributions to CBD Holdings, and to make other restricted payments, for certain reasons, such as the payment of taxes on our earnings by CBD Holdings or its members. These payments would be based on actual taxable net income and subsequently be subject to a 44% aggregate federal and state tax rate. Based on annualized June 2003 taxable income, our annual distribution over the next one-year period would be approximately $3.0 million and approximately $15.0 million over a five-year period. These payments may be significant to us.

Our business may not generate sufficient cash from our operations to enable us to pay our debt, including the notes, and our cash from operations and borrowings available to us under our new senior credit facility may not be sufficient to fund our other liquidity needs. Our making the restricted payments referenced above could exacerbate this risk. If we were to incur additional debt, our debt service requirements would increase. In addition, we may need to refinance or restructure all or a portion of our debt, including the notes, on or before their maturity. We may not be able to refinance or restructure any of our debt, including the notes, on commercially reasonable terms or at all. If we cannot service our debt, we may have to take actions such as selling assets or seeking additional equity. Such actions, if necessary, may not be effected on commercially reasonable terms, if at all.

Restrictive covenants in our new senior credit facility and the indenture for the notes restrict our ability to pursue our business strategies.

Our new senior credit facility and the indenture for the notes limit our ability, among other things, to:

•	incur additional debt;

•	pay dividends or make distributions in respect of our equity interests or to make certain other restricted payments or investments;

•	sell assets;

•	agree to payment restrictions affecting our restricted subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into transactions with our affiliates;

•	create liens; and

•	enter into new lines of businesses.

In addition, our new senior credit facility includes other and more restrictive covenants and prohibits us from prepaying our other debt, including the notes, while debt under our new senior credit facility is outstanding. The agreement governing our new senior credit facility also requires us to achieve specified financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

A breach of any of the restrictive covenants in our new senior credit facility or our inability to comply with the required financial ratios could result in a default under our new senior credit facility. If a default occurs, the lenders under our new senior credit facility may elect to:

•	declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable; or

•	prevent us from making payments on the notes,

either of which would result in an event of default under the indenture for the notes. The lenders under our new senior credit facility also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we are unable to repay outstanding borrowings when due, the lenders under our new senior credit facility also have the right to proceed against the collateral, including our available cash, granted to them to secure the debt. If the debt under our new senior credit facility were to be accelerated, our assets may not be sufficient to repay in full that debt and our other debt, including the notes.

The restrictions contained in our new senior credit facility and the indenture governing our notes could:

•	limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

•	adversely affect our ability to finance our operations or to engage in other business activities that would be in our interest.

For a more full description of the restrictive covenants and maintenance covenants contained in our new senior credit facility and in the indenture see the sections entitled, “Description of Other Indebtedness—Covenants” and “Description of the Exchange Notes—Certain Covenants,” respectively.

We may not have the ability to raise the funds necessary to finance any change of control offer required by the indenture.

Upon the incurrence of a change of control as specified in the indenture for the notes, we must offer to purchase the notes at a price equal to 101% of the principal amount of the notes, plus any accrued and unpaid interest to the date of purchase. The source of funds for any purchase of these notes will be our available cash or cash generated from our operations or other sources, including borrowings, sales of assets or sales of equity. There may not be sufficient funds available for us to make any required repurchases of the notes upon a change of control. In addition, our new senior credit facility prohibits us from repurchasing the notes until we first repay our new senior credit facility in full. If we do not have sufficient cash on hand to repay our new senior credit facility, we could seek to refinance it or obtain a waiver from the lenders under the senior credit facility. We may not, however, be able to obtain a waiver or refinance our debt on satisfactory terms, or at all.

Our failure to purchase the notes, or our failure to give notice of the purchase of the notes, would be a default under the indenture for the notes, which would in turn be a default under our new senior credit facility. In addition, a change of control will constitute an event of default under our new senior credit facility. A default under our new senior credit facility would result in an event of default under the indenture for the notes if the lenders were to accelerate the debt under the new senior credit facility. Furthermore, if the holders of the notes exercise their right to require us to repurchase the notes, the financial effect of this repurchase could cause a default under our other debt, even if the event itself would not cause a default. Any future debt that we incur may also contain restrictions on repayment upon a change of control. If any change of control occurs, we may not have sufficient funds to satisfy all of our debt obligations.

Your right to receive payments on the notes is junior to our existing indebtedness and possibly all of our future borrowings.

The notes rank behind all of our existing indebtedness (other than trade payables) and all of our future borrowings (other than trade payables), except any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the notes. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of our senior debt will be entitled to be paid in full in cash before any payment may be made with respect to the notes.

The indebtedness under our new senior credit facility is secured by substantially all of our assets, and is expected to remain so under the new senior credit facility. Should a default or acceleration of this indebtedness occur, the holders of this indebtedness could sell the assets to satisfy all or part of what is owed.

In addition, all payments on the notes will be blocked in the event of a payment default on our senior debt and may be blocked for up to 179 consecutive days in the event of specific non-payment defaults on our senior debt.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of the notes will participate with trade creditors and all other holders of our subordinated indebtedness in the assets remaining after we have paid all of our senior debt. We may not have sufficient funds to pay all of our creditors and holders of notes may receive less, ratably, than the holders of our senior debt. Further, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding to be paid to holders of senior debt instead, holders of the notes may receive less, ratably, than holders of trade payables in any such proceeding.

As of June 30, 2003, the notes were junior in right of payment to $160.0 million of senior debt, and approximately $5.0 million was available for additional borrowing under the new revolving credit facility, all of which is secured. In addition, as of June 30, 2003, we had $8.8 million of trade payables outstanding.

Federal and state laws may permit a court to void our obligations to you under the notes or the subsidiary guarantees.

Our consummation of the transactions comprising the recapitalization (including our issuance of the notes and any future guarantee of the notes by our domestic subsidiaries) may be subject to review under federal or state fraudulent transfer laws. While the relevant laws may vary, under such laws, the incurrence of indebtedness or the issuance of a guarantee will be a fraudulent conveyance if (1) we incurred the indebtedness represented by the notes or any of our subsidiaries issue guarantees, with the intent of hindering, delaying or defrauding creditors, or (2) we or any of the guarantors received less than reasonably equivalent value or fair consideration in return for incurring the indebtedness represented by the notes or issuing their respective guarantees, and, in the case of (2) only, one of the following is also true:

•	we or any of the guarantors were insolvent, or became insolvent, when we or they incurred or incur the indebtedness represented by the notes or issued the guarantees, respectively;

•	incurring the indebtedness or issuing the guarantees left us or the applicable guarantor, respectively, with an unreasonably small amount of capital; or

•	we or the applicable guarantor, as the case may be, intended to, or believed that we or it would, be unable to pay debts as they matured.

If incurring the indebtedness represented by the notes or issuing of any guarantee were a fraudulent conveyance, a court could, among other things, void our obligations regarding the notes or void any of the guarantors’ obligations under their respective guarantees, as the case may be, and require the repayment of any amounts paid thereunder.

Generally, an entity will be considered insolvent if:

•	the sum of its debts is greater than the fair value of its property;

•	the present fair value of its assets is less than the amount that it will be required to pay on its existing debts as they become due; or

•	it cannot pay its debts as they become due.

We believe, however, that immediately after issuance of the notes, we were solvent, had sufficient capital to carry on our respective businesses and were able to pay our respective debts as they mature. We cannot be sure, however, as to what standard a court would apply in making such determinations or that a court would reach the same conclusions with regard to these issues.

There is no established public market for the notes, and a market for the notes may not develop and you may not be able to sell your outstanding notes or, if issued, the exchange notes.

The exchange notes are new issues of securities for which there is no established public market. We do not intend to have the exchange notes listed on a national securities exchange. The initial purchasers have advised us that it was their intention to make a market in the outstanding notes and the exchange notes, if issued, as permitted by applicable laws and regulations. However, the initial purchasers are not obligated to make a market in the outstanding notes or, if issued, the exchange notes, and they may discontinue their market-making activities at any time without notice. Therefore, an active market for the outstanding notes or, if issued, the exchange notes, may not develop or, if it develops, that it may not continue.

The trading price of the notes may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. Any such disruptions may adversely affect the prices at which you may sell your notes. In addition, the notes may trade at a discount from the initial offering price of the notes, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

If you do not properly tender your outstanding notes, your ability to transfer your outstanding notes will be adversely affected.

We will only issue exchange notes in exchange for outstanding notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes and you should carefully follow the instructions on how to tender your outstanding notes. Neither the issuers nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the outstanding notes. If you do not tender your outstanding notes or if the issuers do not accept your outstanding notes because you did not tender your outstanding notes properly, then after the issuers consummate the exchange offer, you may continue to hold outstanding notes that are subject to the existing transfer restrictions. In addition, if you tender your outstanding notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes. After the exchange offer is consummated, if you continue to hold any outstanding notes, you may have difficulty selling them because there will be fewer outstanding notes. In addition, if a large amount of outstanding notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate the exchange offer could lower the market price of such exchange notes.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical facts included in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

These forward-looking statements are based on our expectations and beliefs concerning future events affecting us. They are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus, including the risks outlined under “Risk Factors,” will be important in determining future results.

Because of these factors, we caution that investors should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning the U.S. and the Cincinnati-Hamilton metropolitan area directory advertising industry, the U.S. and the Cincinnati-Hamilton metropolitan area advertising industry and their respective segments, our general expectations concerning such industries and their segments and our market position and market share within such industries and their segments are derived from data from various third-party sources. Our ranking as a directory publisher within the United States is based on our revenues as well as data derived from Simba Information Inc. relating to the revenues of incumbent and independent directory publishers. We derived the Cincinnati Gross Regional Product average annual growth rate from the estimates and projections of Regional Financial Associates and we derived the U.S. Gross Domestic Product average annual growth rate from the U.S. Department of Commerce. Except where otherwise noted, we have derived industry and market data from the July 1997 and the July 2002 editions of Veronis Suhler Stevenson, Communications Industry Forecast. The July 2002 edition, the most recent version, provides data from 1996 through 2001. The July 1997 edition provides data from 1985 to 1995. The July 2002 edition reflects several changes in methodologies used to calculate advertising spending when compared with the methodologies used in the July 1997 edition. Based upon our review of the changes in methodologies and conversations with Veronis Suhler Stevenson, we do not believe these changes have a material effect on the data as presented in this prospectus. We have not independently verified any of such information and cannot assure you of its accuracy or completeness. In addition, this prospectus presents similar information based on management estimates. Such estimates are derived from third-party sources as well as data from our internal research and on assumptions made by us, based on such data and our knowledge of the U.S. and the Cincinnati-Hamilton metropolitan area directory advertising industry, which we believe to be reasonable. Our internal research has not been verified by any independent source. While we are not aware of any misstatements regarding any industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

Data on our market position and market share within our industry is based on U.S. and Cincinnati-Hamilton metropolitan area directory advertising sales. Our revenue per advertiser (local) for a given period is calculated by dividing the total local advertising revenue in a given period by the total number of local advertisers at the end of such period. Our market penetration for a given period is calculated by dividing the total number of yellow pages advertisers in the applicable area by the total number of businesses with basic listings in that area, in each case, at the end of such period. Printed revenues are revenues related to printed directories.

THE EXCHANGE OFFER

Purpose and Effect

Concurrently with the sale of the outstanding notes on June 13, 2003, the issuers entered into a registration rights agreement with the initial purchasers of the outstanding notes which requires the issuers to file the registration statement under the Securities Act with respect to the exchange notes and, upon the effectiveness of the registration statement, to offer the holders of the outstanding notes the opportunity to exchange their outstanding notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and, generally, may be reoffered and resold without registration under the Securities Act. The registration rights agreement further provides that the issuers must use their reasonable best efforts to cause the registration statement to be declared effective within 180 days of the issue date of the outstanding notes and must consummate the exchange offer within 30 business days after the effective date of our registration statement.

Except as described below, upon the completion of the exchange offer, the issuers’ obligations with respect to the registration of the outstanding notes and the exchange notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and this summary of the material provisions of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the complete registration rights agreement. As a result of the timely filing and the effectiveness of the registration statement, the issuers will not have to pay additional interest on the outstanding notes provided in the registration rights agreement. Following the completion of the exchange offer, holders of outstanding notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and the outstanding notes will continue to be subject to restrictions on transfer. Additionally, the liquidity of the market for the outstanding notes could be adversely affected upon consummation of the exchange offer. See “Risk Factors—If you do not properly tender your outstanding notes, your ability to transfer your outstanding notes will be adversely affected.”

In order to participate in the exchange offer, a holder must represent to the issuers, among other things, that:

•	the exchange notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the holder;

•	the holder is not engaging in and does not intend to engage in a distribution of the exchange notes;

•	the holder does not have an arrangement or understanding with any person to participate in the distribution of the exchange notes;

•	the holder is not an “affiliate,” as defined under Rule 405 under the Securities Act, of CBD Media LLC or CBD Finance, Inc.; and

•	if the holder is a broker-dealer that will receive exchange notes for the issuers’ own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then the holder will deliver a prospectus in connection with any resale of such exchange notes.

Under circumstances specified in the registration rights agreement, we may be required to file a “shelf” registration statement for a continuous offer in connection with the outstanding notes pursuant to Rule 415 under the Securities Act.

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	is an “affiliate” of CBD Media LLC, CBD Finance, Inc. or any guarantor within the meaning of Rule 405 under the Securities Act;

•	is a broker-dealer who purchased outstanding notes directly from the issuers for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of the holder’s business; or

•	has an arrangement with any person to engage in the distribution of the exchange notes.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.” Broker-dealers who acquired outstanding notes directly from us and not as a result of market making activities or other trading activities may not rely on the staff’s interpretations discussed above or participate in the exchange offer, and must comply with the prospectus delivery requirements of the Securities Act in order to sell the outstanding notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, the issuers will accept any and all outstanding notes validly tendered and not withdrawn prior to midnight,  New York City time, on                 , 2003, or such date and time to which the issuers extend the offer. The issuers will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 in principal amount.

The exchange notes will evidence the same debt as the outstanding notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the outstanding notes.

As of the date of this prospectus, $150.0 million in aggregate principal amount of senior subordinated notes were outstanding, and there were two registered holders, a nominee of the Depository Trust Company with respect to $148.0 million in aggregate principal amount of senior subordinated notes and an entity affiliated with Brion B. Applegate, one of our directors, with respect to $2.0 million in aggregate principal amount of senior subordinated notes. As an affiliate of the issuers, this entity affiliated with Mr. Applegate will not be eligible to participate in the exchange offer. This prospectus, together with the letter of transmittal, is being sent to the registered holders and to others believed to have beneficial interests in the outstanding notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

The issuers will be deemed to have accepted validly tendered outstanding notes when, as and if the issuers have given oral or written notice thereof to HSBC Bank USA, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from the issuers. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth under the heading “—Conditions to the Exchange Offer” or otherwise, certificates for any such unaccepted outstanding notes will be returned, without expense, to the tendering holder of those outstanding notes promptly after the expiration date unless the exchange offer is extended.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes in the exchange offer. The issuers will pay all charges and expenses applicable to the exchange offer, other than certain applicable taxes, underwriting discounts, if any, and commissions and transfer taxes, if any, which shall be borne be the holder. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date shall be midnight, New York City time, on            , 2003, unless the issuers, in their sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, the issuers will notify the exchange agent and each registered holder of any extension by press release or other public notice, which may include oral or written notice, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. The issuers reserve the right, in their sole discretion:

•	to delay accepting any outstanding notes until confirmation that they have been properly tendered, to extend the exchange offer or, if any of the conditions set forth under “—Conditions to the Exchange Offer” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent, or

•	to amend the terms of the exchange offer in any manner.

In the event that the issuers make a fundamental change to the terms of the exchange offer, the issuers will file a post-effective amendment to the registration statement.

Procedures for Tendering

Only a holder of outstanding notes may tender the outstanding notes in the exchange offer. Except as set forth under “—Book-Entry Transfer,” to tender in the exchange offer a holder must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition:

•	certificates for the outstanding notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date, or

•	a timely confirmation of a book-entry transfer, or a book-entry confirmation, of the outstanding notes, if that procedure is available, into the exchange agent’s account at The Depository Trust Company, which is referred to as the book-entry transfer facility, following the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date, or you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under “—Exchange Agent” prior to the expiration date.

Your tender, if not withdrawn prior to midnight, New York City time, on the expiration date, will constitute an agreement among you and the issuers in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The method of delivery of outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or outstanding notes should be sent to the issuers. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on its own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the owner’s outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in the beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act unless outstanding notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instruction” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an eligible guarantor institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed in the letter of transmittal, the outstanding notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder’s name appears on the outstanding notes.

If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by the issuers.

All questions as to the validity, form, eligibility, including time of receipt, acceptance, and withdrawal of tendered outstanding notes will be determined by the issuers in their sole discretion, which determination will be final and binding. The issuers reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of the issuers’ counsel, be unlawful. The issuers also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. The issuers’ interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as the issuers shall determine. Although the issuers intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither the issuers, the exchange agent, nor any other person shall incur any liability for failure to give that notification. Tenders of outstanding notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date, unless the exchange offer is extended.

In addition, the issuers reserve the right in their sole discretion to purchase or make offers for any outstanding notes that remain outstanding after the expiration date or, as set forth under “—Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

By tendering, you will be representing to the issuers that, among other things:

•	the exchange notes acquired in the exchange offer are being obtained in the ordinary course of business of the person receiving such exchange notes, whether or not such person is the registered holder;

•	you are not engaging in and do not intend to engage in a distribution of the exchange notes;

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then you will deliver a prospectus in connection with any resale of such exchange notes;

•	you do not have an arrangement or understanding with any person to participate in the distribution of such exchange notes; and

•	you are not an “affiliate,” as defined under Rule 405 of the Securities Act, of CBD Media LLC or CBD Finance, Inc.

In all cases, issuance of exchange notes for outstanding notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for such outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal or, with respect to The Depository Trust Company and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged outstanding notes will be returned without expense to the tendering holder or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility according to the book-entry transfer procedures described below, those non-exchanged outstanding notes will be credited to an account maintained with that book-entry transfer facility, in each case, promptly after the expiration or termination of the exchange offer.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where those outstanding notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the outstanding notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of outstanding notes being tendered by causing the book-entry transfer facility to transfer such outstanding notes into the exchange agent’s account at the book-entry transfer facility in accordance with that book-entry transfer facility’s procedures for transfer. However, although delivery of outstanding notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under “—Exchange Agent” on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

The Depository Trust Company’s Automated Tender Offer Program, or ATOP, is the only method of processing exchange offers through The Depository Trust Company. To accept the exchange offer through ATOP, participants in The Depository Trust Company must send electronic instructions to The Depository Trust Company through The Depository Trust Company’s communication system instead of sending a signed, hard copy letter of transmittal. The Depository Trust Company is obligated to communicate those electronic instructions to the exchange agent. To tender outstanding notes through ATOP, the electronic instructions sent to The Depository Trust Company and transmitted by The Depository Trust Company to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

If a registered holder of the outstanding notes desires to tender outstanding notes and the outstanding notes are not immediately available, or time will not permit that holder’s outstanding notes or other required documents to reach the exchange agent prior to midnight, New York City time, on the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible guarantor institution;

•	prior to midnight, New York City time, on the expiration date, the exchange agent receives from that eligible guarantor institution a properly completed and duly executed letter of transmittal or a facsimile of a duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of outstanding notes and the amount of the outstanding notes tendered and stating that the tender is being made by guaranteed delivery and guaranteeing that within three New York Stock Exchange, Inc., or NYSE, trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by the eligible guarantor institution with the exchange agent; and

•	the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of outstanding notes may be withdrawn at any time prior to midnight, New York City time, on the expiration date.

For a withdrawal of a tender of outstanding notes to be effective, a written or, for The Depository Trust Company participants, electronic ATOP transmission, notice of withdrawal, must be received by the exchange agent at its address set forth under “—Exchange Agent” prior to midnight, New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the outstanding notes to be withdrawn, who is referred to as the depositor;

•	identify the outstanding notes to be withdrawn, including the certificate number or numbers and principal amount of such outstanding notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such outstanding notes into the name of the person withdrawing the tender; and

•	specify the name in which any such outstanding notes are to be registered, if different from that of the depositor.

All questions as to the validity, form, eligibility and time of receipt of such notices will be determined by the issuers, whose determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes which have been tendered for exchange, but which are not exchanged for any reason, will be returned to the holder of those outstanding notes without cost to that holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures under “—Procedures for Tendering” at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, the issuers will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and may terminate or amend the exchange offer if at any time before the expiration date the issuers determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for the issuers’ sole benefit and may be asserted by the issuers regardless of the circumstances giving rise to any such condition or may be waived by the issuers in whole or in part at any time prior to the expiration date in their sole discretion. The failure by the issuers at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, the issuers will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for those outstanding notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events the issuers are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. HSBC Bank USA has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Hand Delivery or Overnight Courier:	By Facsimile: (Eligible Institutions Only)

HSBC Bank USA Lower Level One Hanson Place Brooklyn, New York 11243 Phone: (718) 488-4475 Attn: Paulette Shaw Reference: CBD Media	HSBC Bank USA Lower Level One Hanson Place Brooklyn, New York 11243 Phone: (718) 488-4475 Attn: Paulette Shaw Reference: CBD Media	(718) 488-4488 Attn: Paulette Shaw

For Information or Confirmation by Telephone:

(718) 488-4475

Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees and Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by the issuers’ officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by the issuers and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct the issuers to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those outstanding notes.

USE OF PROCEEDS

This exchange offer is intended to satisfy the issuers’ obligations under the registration rights agreement, dated June 13, 2003 by and among the issuers and the initial purchasers of the outstanding notes. The issuers will not receive any proceeds from the issuance of the exchange notes in the exchange offer. The issuers will receive in exchange outstanding notes in like principal amount. The issuers will retire or cancel all of the outstanding notes tendered in the exchange offer.

On June 13, 2003, the issuers issued and sold the outstanding notes. The issuers have used and will be using the remaining proceeds from the offering of the outstanding notes, together with borrowings under our new senior credit facility and available cash on hand to finance our recapitalization and pay the related fees and expenses. See “Prospectus Summary—The Recapitalization.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2003. You should read this table in conjunction with our financial statements and the related notes, “Unaudited Pro Forma Financial Data,” “Selected Historical Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

As of June 30, 2003
(in millions)
Cash and cash equivalents (1)	$17.3

Long-term debt (including current portion):
Senior credit facility (2)	$160.0
Senior subordinated notes	150.0

Total long-term debt	310.0
Total member’s capital (1)(3)	33.5

Total capitalization	$343.5

(1)	In connection with the recapitalization, we have made aggregate distributions of approximately $128.3 million to our sole equityholder, CBD Holdings, including approximately $18.3 million subsequent to June 30, 2003.
(2)	Does not include available borrowings of up to $5.0 million under our new revolving credit facility, none of which was drawn upon as of June 30, 2003.
(3)	See Note 5 to the unaudited condensed consolidated financial statements for the periods ended June 30, 2003 and 2002.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth our selected historical financial and operating data for the periods indicated. We have derived the statement of operations and balance sheet data for our predecessor company as of and for the years ended December 31, 1998, 1999, 2000 and 2001 from our predecessor company’s financial statements. Our predecessor company’s financial statements for the years ended December 31, 1999, 2000 and 2001 and as of December 31, 2000 and 2001 have been audited. We have derived the statement of operations data for our predecessor company for the period from January 1, 2002 to March 7, 2002 and balance sheet data as of March 7, 2002 from our predecessor company’s audited financial statements. We have derived the statement of operations data for the period from March 8, 2002 to December 31, 2002 and balance sheet data as of December 31, 2002 from our audited financial statements. We have derived the statement of operations data for the period from March 8, 2002 to June 30, 2002, balance sheet data as of June 30, 2002 and the selected historical financial data as of, and for the six-month period ended June 30, 2003 from our unaudited condensed consolidated interim financial statements. In the opinion of management, such unaudited interim financial statements have been prepared on a basis consistent with our audited financial statements for the period from March 8, 2002 to December 31, 2002 and include all adjustments, which are normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the unaudited period. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. Our predecessor company’s financial statements as of December 31, 2001 and for the years ended December 31, 2000 and 2001, its financial statements for the period from January 1, 2002 to March 7, 2002 and our financial statements for the period from March 8, 2002 to December 31, 2002 and our unaudited interim condensed consolidated financial statements for the period from March 8, 2002 to June 30, 2002 and for the six months ended June 30, 2003 are included elsewhere in this prospectus.

The following data should be read in conjunction with “Summary Historical and Pro Forma Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our and our predecessor company’s financial statements and related notes thereto included elsewhere in this prospectus.

Our predecessor company is Cincinnati Bell Directory Inc. We completed the acquisition (which was accounted for using the purchase method of accounting) as of March 8, 2002. As a result of adjustments to the carrying value of assets and liabilities pursuant to the acquisition, the financial position and results of operations for periods subsequent to the acquisition are not comparable to those of our predecessor.

	Predecessor										CBD Media
	Year Ended December 31,								Period from January 1, 2002 to March 7, 2002		Period from March 8, 2002 to December 31, 2002 (As Restated(5))		Period from March 8, 2002 to June 30, 2002 (As Restated(5))		Six Months Ended June 30, 2003 (As Restated(5))
	1998		1999		2000		2001
	(Dollars in thousands)										(Dollars in thousands)
Statement of Operations Data:
Net revenue	$72,932		$74,220		$78,095		$80,224		$14,269		$67,535		$26,019		$43,017
Cost of revenue	30,792		45,534		46,932		45,198		8,873		26,099		10,093		15,757
General and administrative expense	1,720		1,530		1,594		1,987		395		1,646		540		1,124
Depreciation and amortization	—		109		142		132		24		22,778		9,110		13,262

Total operating expenses	32,512		47,173		48,668		47,317		9,292		50,523		19,743		30,143

Operating income before interest and taxes	40,420		27,047		29,427		32,907		4,977		17,012		6,276		12,874
Interest expense, net	(730)		17		10		62		12		10,383		4,196		14,920
Provision for income taxes	15,840		11,050		12,036		13,433		1,954		—		—		—

Net income (loss)	$25,310		$15,980		$17,381		$19,412		$3,011		$6,629		$2,080		$(2,046)

Balance Sheet Data (at period end):
Cash and cash equivalents	$—		$—		$—		$—		$—		$33,213		$8,753		$17,258
Total assets	28,429		15,337		17,778		21,546		13,201		372,899		372,401		364,201
Total debt	—		—		—		—		—		210,000		213,000		310,000
Total shareholders’ equity	6,189		5,514		7,105		10,076		5,056		—		—		—
Total member’s capital	—		—		—		—		—		144,514		141,043		33,547

Other Data

Other Financial Data:
Capital expenditures	71		151		187		—		—		57		53		12
Ratio of earnings to fixed charges(1)	597.4	x	123.9	x	140.4	x	139.6	x	161.2	x	1.6	x	1.5	x	N/A
EBITDA(2)	$40,420		$27,156		$29,569		$33,039		$5,001		$39,790		$15,386		$26,136
Cash flows provided by (used for):
Operating activities	14,766		19,099		15,757		16,890		7,882		33,982		6,518		4,465
Investing activities	(71)		(151)		(187)		—		—		(343,491)		(343,487)		(12)
Financing activities	(14,695)		(18,948)		(15,570)		(16,890)		(7,882)		342,721		345,721		20,408

Operating Data:
Local advertiser retention rate(3)	83.7%		82.8%		86.0%		87.6%		87.6%		85.8%		87.6%		85.8%
Circulation(4) (in thousands)	3,781		3,602		3,520		3,429		3,429		3,427		3,429		3,427

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income tax expense, plus fixed charges. These charges consist of interest expense (which includes amortization of deferred financing costs) whether expensed or capitalized and one-half of rental expense, deemed representative of that portion of rental expense estimated to be attributable to interest. For the period from January 1, 2003 to June 30, 2003, earnings were insufficient to cover fixed charges by $2,046.

(2)	EBITDA represents earnings before interest, taxes, depreciation and amortization. The calculation of EBITDA is set forth below:

	Predecessor					CBD Media
	Year Ended December 31,				Period from January 1, 2002 to March 7, 2002	Period from March 8, 2002 to December 31, 2002 (As Restated(5))	Period from March 8, 2002 to June 30, 2002 (As Restated(5))	Six Months Ended June 30, 2003 (As Restated(5))
	1998	1999	2000	2001
	(Dollars in thousands)					(Dollars in thousands)
Net income (loss)	$25,310	$15,980	$17,381	$19,412	$3,011	$6,629	$2,080	$(2,046)
Interest expense, net	(730)	17	10	62	12	10,383	4,196	14,920
Provision for income taxes	15,840	11,050	12,036	13,433	1,954	—	—	—
Depreciation and amortization	—	109	142	132	24	22,778	9,110	13,262

EBITDA	$40,420	$27,156	$29,569	$33,039	$5,001	$39,790	$15,386	$26,136

EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles. EBITDA is included in this prospectus to provide additional information with respect to our ability to satisfy our debt service, capital expenditure and working capital requirements. While EBITDA is used as a measure of operations and our ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. Management believes the most directly comparable measure to EBITDA calculated in accordance with generally accepted accounting principles is operating cash flow as presented in the statement of cash flows. EBITDA is reconciled to operating cash flow as follows:

	Predecessor					CBD Media
	Year Ended December 31,				Period from January 1, 2002 to March 7, 2002	Period from March 8, 2002 to December 31, 2002	Period from March 8, 2002 to June 30, 2002	Six Months Ended June 30, 2003
	1998	1999	2000	2001
	(Dollars in thousands)					(Dollars in thousands)
Cash flows provided by (used in) operating activities	$14,766	$19,099	$15,757	$16,890	$7,882	$33,982	$6,518	$4,465
Cash interest expense	(730)	17	10	62	12	6,756	3,140	11,363
Changes in working capital accounts	9,690	(2,956)	2,247	1,884	(5,013)	(948)	5,728	10,308
Taxes paid	16,694	10,996	11,555	14,203	2,120	—	—	—

EBITDA	$40,420	$27,156	$29,569	$33,039	$5,001	$39,790	$15,386	$26,136

(3)	Local advertiser retention is calculated as the number of individual advertisers at the end of any given sales campaign (which typically last approximately ten to twelve months), divided by the number of individual advertisers at the end of the previous sales campaign.

(4)	Circulation is the combined number of yellow pages and white pages directories delivered to businesses and residences during the course of a given period.

(5)	See Note 10 to the financial statements for the period ended December 31, 2002, and Note 5 to the unaudited condensed consolidated financial statements for the periods ended June 30, 2003 and 2002.

UNAUDITED PRO FORMA FINANCIAL DATA

The following unaudited pro forma financial data for the six months ended June 30, 2003, and for the twelve months ended December 31, 2002, are based on the historical financial statements included elsewhere in this prospectus.

The unaudited pro forma statement of operations for the six months ended June 30, 2003 is adjusted to give effect to the recapitalization as if it had occurred on January 1, 2003. On June 13, 2003, the Company refinanced its credit facility, issued $150 million in senior subordinated notes and made distributions to its shareholder. See “Prospectus Summary – Recapitalization.” The unaudited pro forma statement of operations for the twelve months ended December 31, 2002 is adjusted to give effect to the acquisition and the recapitalization as if they had occurred on January 1, 2002. In March 2002, affiliates of Spectrum Equity Investors formed the Company to acquire the directory publishing business of Cincinnati Bell Telephone. See “Prospectus Summary – The Acquisition of Our Business.” The pro forma adjustments are described in the accompanying notes and are based upon available information and assumptions that management believes are reasonable.

The unaudited pro forma financial data do not purport to represent what our results of operations or financial condition would actually have been had these transactions occurred on the dates indicated or to project our results of operations or financial condition for any future period or date. The unaudited pro forma financial data should be read in conjunction with our and our predecessor company’s historical financial statements and related notes thereto included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2003

(in thousands)

	Actual (As Restated)(f)	Pro Forma Adjustments		Pro Forma as Adjusted
Net revenue	$43,017			$43,017
Cost of revenue	15,757			15,757
General and administrative expense	1,124			1,124
Depreciation and amortization	13,262	—		13,262

Total operating expenses	30,143			30,143
Operating income before interest	12,874			12,874
Interest expense, net	14,920	$(895	)(a)	14,025

Net income (loss)	$(2,046)	$(895)		$(1,151)

See Notes to Unaudited Pro Forma Financial Data

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002

(in thousands)

	Predecessor	CBD Media
	Historical Period from January 1, 2002 to March 7, 2002	Historical Period from March 8, 2002 to December 31, 2002 (As Restated)(f)	Pro Forma Acquisition Adjustments		Pro Forma Recapitalization Adjustments		Pro Forma as Adjusted
Net revenue	$14,269	$67,535					$81,804
Cost of revenue	8,873	26,099	$(2,823	)(b)			32,149
General and administrative expense	395	1,646	—				2,041
Depreciation and amortization	24	22,778	4,554	(c)			27,356

Total operating expenses	9,292	50,523	1,731				61,546
Operating income before interest	4,977	17,012	(1,731)				20,258
Interest expense, net	12	10,383	2,957	(d)	$8,481	(a)	21,833
Provision for income taxes	1,954	—	(1,954	)(e)	—		—

Net income (loss)	$3,011	$6,629	$(2,734)		$(8,481)		$(1,575)

See Notes to Unaudited Pro Forma Financial Data

CBD Media LLC

Notes to Unaudited Pro Forma Financial Data

(a)    Reflects interest expense associated with the new borrowings, amortization of the deferred financing costs related to the recapitalization and the elimination of pre-recapitalization interest expense. The new borrowings include the $160,000,000 senior credit facility and the $150,000,000 senior subordinated notes. The senior credit facility bears interest at a variable rate (4.65% at December 31, 2002 and 4.38% at June 30, 2003). The senior subordinated notes bear interest at a fixed rate of 8.625%. Deferred financing costs associated with the new borrowings were approximately $10,400,000. Deferred financing costs are amortized to expense over the term of the new borrowings using the effective interest method.

	Six Months Ended June 30, 2003	Twelve Months Ended December 31, 2002
Interest on the new credit facility and the new senior subordinated notes	$9,973	$20,378
Amortization of deferred financing costs	727	1,455
Recognition of loss on interest rate swap related to outstanding indebtedness under the former credit facility
Elimination of interest expense from outstanding indebtedness under the former credit facility	(11,595)	(13,352)

	$(895)	$8,481

(b)    Reflects the pro forma elimination of the annual $15.0 million pre-acquisition royalty fee paid to Cincinnati Bell Inc. The royalty agreement was terminated as a condition of the acquisition.

(c)    Reflects the amortization of intangible assets resulting from the acquisition for the pre-acquisition period. The acquisition resulted in goodwill of $28,298,738 and amortizable intangible assets of $310,200,000. The amortizable intangible assets include advertiser lists, a non-compete covenant, listing database and trademark/tradename. These intangible assets are being amortized using a straight-line or accelerated method over their estimated useful lives ranging from ten years to thirty years.

(d)    Reflects interest expense associated with our borrowings for the pre-acquisition period, the amortization of debt issuance costs, and the elimination of pre-acquisition interest expense. The borrowings on the former credit facility for the pre-acquisition period were $220,000,000. The former credit facility had a variable interest rate (4.25% during the pre-acquisition period). Deferred financing costs associated with the former credit facility were approximately $6,243,000. Deferred financing costs were amortized to expense over the term of the former credit facility using the effective interest method.

Interest on former credit facility	$2,769
Debt issuance costs amortization for pre-acquisition period	200
Elimination of pre-acquisition interest expense	(12)

$2,957

(e)    Reflects the elimination of income taxes for the pre-acquisition period, as we elected to be taxed as a limited liability company. Taxes are the obligation of the members of our sole equityholder.

(f)    See Note 5 to the unaudited condensed consolidated financial statements for the periods ended June 30, 2003 and 2002, and Note 10 to the financial statements for the period ended December 31, 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

The following discussion and analysis of our financial condition and results of operations covers periods prior and subsequent to our acquisition of the directory publishing business assets of Cincinnati Bell Inc. We have operated as a stand-alone company since our acquisition of these assets on March 8, 2002. The acquisition has been accounted for under the purchase method of accounting. As discussed in Note 5 to the unaudited consolidated financial statements for the periods ended June 30, 2003 and 2002, and Note 10 to the financial statements for the period ended December 31, 2002, the accompanying financial statements have been restated. The accompanying management’s discussion and analysis gives effect to that restatement.

We are the twelfth largest directory publisher in the United States, based on 2002 revenue, and are the exclusive directory publisher for Cincinnati Bell branded yellow pages. We service the Cincinnati-Hamilton metropolitan area, which is the 23rd largest metropolitan area in the country according to the most recent U.S. Census. We believe our directories captured an 87% share of the 2002 total directory advertising spending in the Cincinnati-Hamilton metropolitan area. In 2002, we published fourteen yellow pages directories and distributed 2.3 million yellow pages directories to businesses and residences. We also offer integrated internet-based directory services to our consumers through the cincinnatibellyellowpages.com web site. In addition, we publish the white pages for Cincinnati Bell Telephone, the incumbent local exchange carrier in the Cincinnati-Hamilton metropolitan area for over 100 years, for whom we distributed 1.1 million copies in 2002. We generate our revenue primarily through the sale of advertising, and in 2002 had more than 16,000 local advertising customers consisting primarily of small and medium-sized businesses, as well as approximately 1,500 national advertisers. For the period from May 8, 2002, to December 31, 2002, our revenue was $67.5 million and our net income was $3.5 million. For the six months ended June 30, 2003, our revenue was $43.0 million and our net loss was $4.3 million. We have experienced year-over-year revenue growth since 1993.

History

Cincinnati Bell Directory Inc. historically operated the print and internet directory businesses of Cincinnati Bell Telephone, the incumbent local exchange operator in the Cincinnati-Hamilton metropolitan area. The financial statements included in this prospectus for periods prior to March 8, 2002 have been derived from the historical financial statements of Cincinnati Bell Directory, and include the assets, obligations and activities of the Cincinnati Bell directory publishing business as conducted prior to the acquisition. Because of Cincinnati Bell Directory’s relationship with Cincinnati Bell Telephone and Cincinnati Bell Inc. and its other affiliates, the historical results of operations, financial position and cash flows of Cincinnati Bell Directory are not indicative of what they would have been had it operated as a stand-alone entity. Accordingly, the financial statements for periods prior to March 8, 2002 are not indicative of our most recent and future results of operations, financial position and cash flows.

Prior to March 8, 2002, Cincinnati Bell Directory reimbursed Cincinnati Bell Telephone for services it and its affiliates provided to Cincinnati Bell Directory based upon either (1) tariffed or negotiated contract rates, (2) market prices or (3) fully distributed costs. Fully distributed costs include costs associated with employees of Cincinnati Bell Telephone or its affiliates that are entirely dedicated to functions within Cincinnati Bell Directory. Such fully distributed employee costs were paid by Cincinnati Bell Directory through shared payroll and benefit systems as incurred. Other affiliate service costs were paid by Cincinnati Bell Directory based upon presentation of periodic billings from Cincinnati Bell Telephone or its affiliates. Cincinnati Bell Telephone has continued to provide us services that it historically provided to Cincinnati Bell Directory, specifically billing and collections. Our agreement with Cincinnati Bell Telephone for billing and collections services expires March 8, 2012 and can be renewed at our option for another ten years. For additional information about this agreement, see “Business—Billing and Collections Services.”

Prior to March 8, 2002, Cincinnati Bell Directory was included in the consolidated federal income tax returns filed by Cincinnati Bell Inc. Since the acquisition, we have operated as a limited liability company and accordingly are not a federal income taxpayer. However, we are obligated to distribute 44% of the amount that would represent our theoretical taxable income to our parent, CBD Holdings. The acquisition was treated as an asset purchase for federal income tax purposes by the equityholders of our parent, CBD Holdings, and they have a tax basis in the acquired assets of $343.5 million. Of this amount we are able to amortize $310.2 million in respect of intangible assets for purposes of determining our tax distributions to our parent. The amortization associated with these intangible assets, which are being amortized over fifteen years for tax purposes, resulted in a cash tax distribution of zero to our parent in 2002, and we estimate will significantly reduce the cash tax distribution to our parent over the remaining fifteen year period. Furthermore, the conservation of cash associated with the amortization will provide additional liquidity. The recapitalization transaction will not affect the tax basis in our assets; therefore the impact of amortizing those assets will also remain unchanged.

Financial Statement Presentation

Net Revenue.    We derive approximately 97% of our net revenue from the sale of advertising in our printed directories, which we refer to as directory advertising revenue. We also provide related services, including internet-based directory advertising, and the production and distribution of the Cincinnati Bell White Pages and the related sale of advertising for Cincinnati Bell Telephone. Growth in advertising revenue is affected by several factors, including growth in the number of advertising customers, increases in the price of advertising, increases in the quantity of advertising purchased per customer and the introduction of additional products that generate incremental revenues. Advertising revenue also may increase through the publication of newly-introduced printed directories.

Our unaudited and audited financial statements included in this prospectus have been prepared on the basis of the amortization method, meaning revenue and expenses are recognized ratably over the life of each directory (a twelve month period), commencing in the month of delivery. We deliver 76% of our directories, constituting approximately 75% of our annual advertising revenue, in June of a given year, and deliver 24% of our directories constituting approximately 25% of our annual advertising revenue in November of a given year. Revenue from internet advertisements is recognized ratably over the twelve-month period we commit to carry the advertisement.

Adjustments to revenue are a combination of bad debt expense (customers who have not fully paid their outstanding advertising balance), customers who have disconnected their phone service and customer claims for errors in published advertisements. They are accrued over the time period for which the associated revenues are billed.

Cost of Revenue.    Cost of revenue consists of direct costs associated with the publication of print directories, including sales commissions, paper, printing, transportation, distribution and pre-press production and employee costs relating to each of the foregoing as well as costs of advertising, promotion, marketing, customer billing and collection and internet expenses. Our cost of revenue could change as a result of changes in these direct costs. In particular, our printing contract costs include the cost of paper, which is a commodity product whose price is subject to overall market supply and demand. In addition, we have an incentive element for our sales agent such that if net collected sales for a given fiscal year increases above 104%, the sales agent is entitled to a bonus payment of 50% or more on the incremental dollars above the 104%. Both of these factors could lead to change in our cost of revenue. Direct costs associated with the publication of print directories are recognized ratably over the life of each directory. Costs not directly associated with the publication of print directories are recognized in the period in which they are incurred. Prior to March 8, 2002, an annual royalty payment of $15.0 million was paid to Cincinnati Bell Inc. and was included in cost of revenue, which ceased to be an ongoing cost upon the close of the acquisition.

Cost recognition begins in the month of directory delivery and continues on a pro rated basis over the estimated twelve-month life of each directory and is accounted for under the amortization method. Accordingly, our cost of revenue recognized in a given period consists of (1) cash expenditures incurred in the given period and recognized in the given period, such as advertising, promotion and marketing and customer billing and collection expenses; (2) cash expenditures incurred in a prior period, a portion of which are amortized and recognized in the given period; and (3) cash expenditures incurred in the given period, a portion of which are amortized and recognized in the given period and the balance of which are deferred until future periods. Consequently, there will be a difference between the cost of revenue recognized in any given period and the cash costs incurred in the given period, which difference may be significant.

Cincinnati Bell Telephone is a wholly-owned subsidiary of Cincinnati Bell Inc., which, through an affiliate, holds an approximately 2.5% equity interest in CBD Holdings. Cincinnati Bell Telephone provides us with billing and collection services pursuant to a contract. Under this contract, we paid Cincinnati Bell Telephone $1.2 million for the period from March 8, 2002 to December 31, 2002 and have paid Cincinnati Bell Telephone $0.7 million from January 1, 2003 to June 30, 2003. We had a payable to Cincinnati Bell Telephone of $0.2 million as of June 30, 2003. For additional information about this contract, see “Business—Billing and Collection Services.”

General and Administrative Expense.    Our general and administrative expense consists of the costs of administrative staff, real estate, information technology, finance, human resources and corporate management and a consulting fee paid to Applegate & Collatos, Inc., an affiliate of Spectrum Equity Investors. All of our general and administrative expense is recognized in the period in which it is incurred.

Depreciation and Amortization Expense.    Our depreciation and amortization expense consists primarily of the amortization of intangible assets and, to a lesser degree, the depreciation of property and equipment. Intangible assets with finite lives are amortized over periods ranging from ten years to thirty years, their estimated useful lives for financial accounting purposes. Property and equipment are depreciated over estimated useful lives of three to five years.

Results of Operations

There are significant differences between the results of operations of our business and the business of our predecessor company that are reflected in the following comparisons. The most significant differences include the following:

•	The financial statements of our predecessor company reflect a $15.0 million annual royalty payment the predecessor paid to Cincinnati Bell Inc.;

•	Our financial statements reflect:

–	increased depreciation and amortization expense associated with our intangible asset amortization;

–	increased indebtedness and related interest expense due to the financing of our acquisition; and

–	the consulting fee we pay to Applegate & Collatos, Inc.

Comparison of Results of Operations for the Three Months Ended June 30, 2003 and June 30, 2002.

Net Revenue.    Net revenue for the three months ended June 30, 2003 was $21.9 million, consisting of $17.9 million of local advertising, $3.2 million of national advertising and $0.8 million in internet advertising. Net revenue for the three months ended June 30, 2002 was $21.1 million, consisting of $17.1 million in local advertising, $3.3 million in national advertising and $0.7 million in internet advertising. The increase related to increased rates in the 2003 directories published in June.

Adjustments to revenue for estimated losses due to claims resulting from publication errors, omissions in customer advertising, customer early terminations or other customer complaints were $0.9 million for the three months ended June 30, 2003 and $1.0 million for the same period in 2002. Adjustments as a percentage of total revenue were 3.9% for the three months ended June 30, 2003 as compared to 4.4% for the same period in 2002. This reflects a decrease in the sales adjustment allowance due to the assessment of customer complaints and customer early terminations, which management continues to evaluate.

Cost of Revenue.    Cost of revenue was $8.0 million for the three months ended June 30, 2003 and $8.2 million for the same period in 2002. The decrease primarily is related to reduction in printing, billing and collections, and advertising costs. Cost of revenue represented 36.5% of net revenue for the three months ended June 30, 2003 and 38.9% of net revenue for the same period last year.

General and Administrative Expense.    General and administrative expense was $0.5 million for the three months ended June 30, 2003 which was comparable to the same period in 2002.

Depreciation and Amortization Expense.    Depreciation and amortization expense was $6.6 million for the three months ended June 30, 2003 and $6.8 million for the three months ended June 30, 2002.

Interest Expense.    Interest expense was $11.9 million for the three months ended June 30, 2003 and $3.2 million for the same period in 2002. The increase is primarily related to the increase in outstanding borrowings as a result of the new senior credit facility and the new senior subordinated notes and the write-off of deferred financing costs associated with the former credit facility.

Net Income (Loss).    Net loss was $5.0 million for the three months ended June 30, 2003 and net income was $2.4 million for the same period in 2002. The net loss is primarily related to the increase in interest expense as a result of the new senior credit facility and the new senior subordinated notes and the write-off of deferred financing costs associated with the former credit facility.

Comparison of Results of Operations for the Six Months Ended June 30, 2003 and for the Period from March 8, 2002 to June 30, 2002.

The following results of operations comparisons demonstrate a significant increase between the compared periods. As we were acquired on March 8, 2002, the majority of the quarter was a predecessor period not reflected in our results of operations. Hence the comparison periods are of differing lengths.

Net Revenue.    Net revenue for the six months ended June 30, 2003 was $43.0 million, consisting of $35.1 million in local advertising, $6.3 million in national advertising and $1.6 million in internet advertising; net revenue for the period from March 8, 2002 to June 30, 2002 was $26.0 million, consisting of $21.0 million in local advertising, $4.1 million in national advertising and $0.9 million in internet advertising. The increase is primarily related to the time discrepancy between the compared periods of operations.

Adjustments to revenue for estimated losses due to claims resulting from publication errors, omissions in customer advertising, customer early terminations or other customer complaints were $1.8 million for the six months ended June 30, 2003 and $1.1 million for the period from March 8, 2002 to June 30, 2002. The increase is primarily related to the time discrepancy between the compared periods of operations. Adjustments as a percentage of total revenue were 3.9% in 2003 compared to 4.2% in 2002.

Cost of Revenue.    Cost of revenue recognized was $15.8 million for the six months ended June 30, 2003 and $10.1 million for the period from March 8, 2002 to June 30, 2002. Cost of revenue was 36.7% of net revenue for the six months ended June 30, 2003 and 38.8% of net revenue for the period from March 8, 2002 to June 30, 2002. The increase is primarily related to the time discrepancy between the compared periods of operations.

General and Administrative Expense.    General and administrative expense was $1.1 million for the six months ended June 30, 2003 and $0.5 million for the period from March 8, 2002 to June 30, 2002. General and administrative expense was 2.6% of net revenue for the six months ended June 30, 2003 and 1.9% of net revenue for the period from March 8, 2002 to June 30, 2002. The increase is primarily related to the time discrepancy between the compared periods of operations.

Depreciation and Amortization Expense.    Depreciation and amortization expense was $13.3 million for the six months ended June 30, 2003 and $9.1 million for the period from March 8, 2002 to June 30, 2002. The difference is primarily related to the time discrepancy between the compared periods of operations.

Interest Expense.    Interest expense was $15 million for the six months ended June 30, 2003 and $4.2 million for the same period in 2002. The increase is primarily related to the increase in outstanding borrowings as a result of the new senior credit facility and the new senior subordinated notes and the write-off of deferred financing costs associated with the former credit facility.

Net Income (Loss).    Net loss was $2.0 million for the six months ended June 30, 2003 and net income was $2.1 million for the same period in 2002. The net loss is primarily related to the increase in interest expense as a result of the new senior credit facility and the new senior subordinated notes and the write-off of deferred financing costs associated with the former credit facility.

Comparison of Results of Operations for the Period From March 8, 2002 to December 31, 2002 and Year-Ended December 31, 2001.

The following results of operations comparisons demonstrate a significant increase between the compared periods. As we were acquired on March 8, 2002, a portion of the calendar year 2002 was a predecessor period not reflected in our results of operations. Hence the comparison periods are of differing lengths. In addition, the acquisition on March 8, 2002 was accounted for under the purchase method of accounting resulting in an increase in the basis of our assets. Due to the change in basis, the results of operations for the predecessor company and CBD Media are not considered comparable. CBD Media’s results of operations include amortization expense related to the identifiable intangible assets and interest expense related to the borrowings incurred in connection with the acquisition.

Net Revenue.    Net revenue for the period from March 8, 2002 to December 31, 2002 was $67.5 million, consisting of $54.8 million in local advertising, $10.4 million in national advertising and $2.3 million in internet advertising; net revenue for the year ended December 31, 2001 was $80.2 million, consisting of $64.1 million of local advertising, $13.4 million in national advertising and $2.7 million in internet advertising. The difference is primarily related to the time discrepancy between the compared periods of operations.

Adjustments to revenue for estimated losses due to claims resulting from publication errors, omissions in customer advertising, customer early terminations or other customer complaints were $3.2 million for the period from March 8, 2002 to December 31, 2002 and $2.9 million for the year ended December 31, 2001. The difference is due to one-time write-offs of accounts receivable deemed not collectible in connection with the sale of the directory publishing business. Adjustments as a percentage of total revenue were 4.5% as compared to 3.6% in 2001.

Cost of Revenue.    Cost of revenue recognized was $26.1 million for the period from March 8, 2002 to December 31, 2002 and $45.2 million for the year ended December 31, 2001. Cost of revenue was 38.6% of net revenue for the period March 8, 2002 to December 31, 2002 and 56.3% of net revenue for the year ended December 31, 2001. This difference was related to the elimination of the annual royalty payment to Cincinnati Bell Inc. of $15.0 million and the time discrepancy between the periods of operations.

General and Administrative Expense.    General and administrative expense was $1.6 million for the period from March 8, 2002 to December 31, 2002 and $2.0 million for the year ended December 31, 2001. The difference is primarily related to the time discrepancy between the compared periods of operations.

Depreciation and Amortization Expense.    Depreciation and amortization expense was $22.8 million for the period from March 8, 2002 to December 31, 2002 and $0.1 million for the year ended December 31, 2001. This increase is due to the amortization of identifiable intangible assets.

Interest Expense.    Interest expense was $10.5 million for the period from March 8, 2002 to December 31, 2002 and $0.1 million for the year ended December 31, 2001. This increase is due to the borrowings incurred in connection with the acquisition.

Net Income (Loss).    Net income was $6.6 million for the period from March 8, 2002 to December 31, 2002 and $19.4 million for the year ended December 31, 2001. The decrease in net income is primarily related to the increases in interest expense and amortization expense as a result of the acquisition.

Comparison of Results of Operations for the Years Ended December 31, 2001 and December 31, 2000

Net Revenue.    Net revenue for the year ended December 31, 2001 was $80.2 million, consisting of $64.1 million of local advertising, $13.4 million in national advertising and $2.7 million in internet advertising; net revenue for the year ended December 31, 2000 was $78.1 million, consisting of $62.4 million of local advertising, $13.3 million in national advertising and $2.4 million in internet advertising. The increase was a result of price increases, the additional sales of awareness and other premium products and strong internet directory advertising growth.

Adjustments to revenue for estimated losses due to claims resulting from publication errors, omissions in customer advertising, customer early terminations or other customer complaints were $2.9 million for the year ended December 31, 2001 and $2.5 million for the year ended December 31, 2000. This increase is due to an increase in revenue. Adjustments as a percentage of total revenue were 3.6% in 2001 as compared to 3.2% in 2000.

Cost of Revenue.    Cost of revenue for the year ended December 31, 2001 was $45.2 million as compared to $46.9 million for the year ended December 31, 2000. Cost of revenue represented 56.3% of net revenue in 2001 compared to 60.1% of net revenue in 2000. This difference was due to a decrease in marketing and advertising costs and vendor costs under contracts renegotiated during the period.

General and Administrative Expense.    General and administrative expense for the year ended December 31, 2001 was $2.0 million and $1.6 million for the year ended December 31, 2000. The increase relates primarily to increased corporate allocations from Cincinnati Bell Inc.

Depreciation and Amortization Expense.    Depreciation and amortization expense for each of the years ended December 31, 2000 and 2001 was $0.1 million.

Liquidity and Capital Resources

Historically, Cincinnati Bell Directory’s financing requirements were provided primarily through cash generated from operations of the business. Cincinnati Bell Directory participated in Cincinnati Bell Inc.’s centralized cash management system to finance operations. Under this system, all cash generated was transferred to Cincinnati Bell Inc. and then provided to Cincinnati Bell Directory as needed. Cincinnati Bell Directory’s statements of income did not include any significant interest expense or income relating to such activity. The net cash advances between Cincinnati Bell Directory and Cincinnati Bell Inc. were included in historical balance sheets within the owner’s net investment. Cincinnati Bell Directory did not accumulate retained earnings as earnings were accumulated at the Cincinnati Bell Inc. level.

Following our acquisition, our principal source of liquidity has been cash flow generated from operations. Our business has the ability to generate strong cash flows due to the combination of consistent revenues, favorable operating margins, high collection rates, low capital expenditures and minimal working capital requirements, limited corporate overhead and anticipated tax distribution obligation. The timing of our cash flows throughout the year is also reasonably predictable, as our customers typically pay for their advertisements in equal payments over a twelve month period. Our primary liquidity requirements have been for debt service on our existing credit facility and for working capital needs. We have historically generated sufficient cash flow to fund our operations, capital expenditures and to make required debt service payments. With the historical need for minimal capital expenditures and working capital requirements, we will be able to utilize the majority of our resulting operating cash flow for servicing all of our debt obligations in a timely manner.

Net cash provided by operations for the six months ended June 30, 2003, was $4.5 million as compared to $6.5 million for the period from March 8, 2002 to June 30, 2002. The changes in net cash were primarily impacted by the changes associated with the recapitalization, including the loss on the termination of the interest rate swap. Net cash provided by operations for the period from March 8, 2002 to December 31, 2002, was $34.0 million as compared to $16.9 million for the year ended December 31, 2001 and $15.8 million for the year ended December 31, 2000. Changes in cash provided by operations from 2001 to 2002 relate primarily to the elimination of the annual royalty payment by our predecessor to Cincinnati Bell Inc. at the time of the acquisition. Changes in cash provided by operations from 2000 to 2001 relate primarily to changes in working capital accounts.

Net cash used in financing activities for the six months ended June 30, 2003, was $20.4 million as compared to $345.7 million of net cash provided by financing activities for the period from March 8, 2002 to June 30, 2002. The net cash used in financing activities was the result of the recapitalization and associated payments of dividends, debt issuance costs, and repayment of the former credit facility. Net cash provided by financing activities was $342.7 million for the period from March 8, 2002 to December 31, 2002, as compared to net cash used for financing activities of $16.9 million for the year ended December 31, 2001 and $15.6 million for the year ended December 31, 2000. In 2002, cash from financing activities related primarily to our acquisition of the Cincinnati Bell directory publishing business, including $220.0 million of debt incurrence and $139.0 million of equity capital contributed by CBD Holdings. Other components include $6.2 million of debt issuance costs and $10.0 million of debt repayment. For the year ended December 31, 2001 the principal use of cash for financing activities was to pay $16.4 million in owner transfers to Cincinnati Bell Inc. as compared to $15.8 million in owner transfers for the year ended December 31, 2000.

Net cash used in investing activities for the six months ended June 30, 2003 was $12,000 as compared to $343.5 million for the period from March 8, 2002 to June 30, 2002. The change was the result of the acquisition in March 2002. Net cash used in investing activities was $343.5 million for the period from March 8, 2002 to December 31, 2002, which related primarily to our acquisition. Net cash used in investing activities for the year ended December 31, 2001 and 2000 was insignificant.

In connection with the acquisition, we incurred indebtedness of $220.0 million under our former credit facility. Upon closing of the recapitalization, we repaid all outstanding indebtedness. As of June 30, 2003, we had outstanding $310.0 million in aggregate indebtedness, excluding unused commitments, with an additional $5.0 million of borrowing capacity available under our new credit facility. Our total interest expense for the six months ended June 30, 2003 was $14.9 million (including a one-time charge for the write-off of deferred loan cost on the Company’s previous debt of $4.9 million). Assuming the recapitalization was completed on January 1, 2003, our pro forma interest expense would have been $0.9 million less for the six months ended June 30, 2003.

In connection with the recapitalization, on June 16, 2003, we paid a breakage fee of approximately $3.3 million to cancel a fixed interest rate swap agreement related to our former credit facility.

As part of the recapitalization, we have distributed to our sole equityholder, CBD Media Holdings LLC, an aggregate of $128.3 million. As a result of these distributions, we will have limited cash and cash equivalents on hand and our primary source of liquidity is expected to continue to be cash flow generated from operations as well as our ability to borrow up to $5.0 million under the revolving credit facility. We expect that our primary liquidity requirements will be for debt service on our senior credit facility and the notes and also for capital expenditures and working capital.

As a result of the significant increase in our indebtedness and the aggregate distributions to our equityholder of approximately $128.3 million as part of the recapitalization, we have substantially increased our leverage. Our liquidity requirements will also be significantly increased, primarily due to increased debt service obligations. For example, for the year ended December 31, 2002, on a pro forma basis giving effect to the acquisition and recapitalization, our interest expense would have been $21.8 million.

Our ability to make payments on our indebtedness, and to fund our working capital needs and planned capital expenditures will depend upon our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our liquidity could also be impacted by a decline in the usage of printed yellow page directories; however, we have not experienced a significant decline. While in the short term any impact could be offset by price increases, in the long term any such impact could limit our ability to meet our financial obligations, especially given our favorable operating margins and low variable costs. Based on our current levels of operations, we believe that our cash flow from operations and available borrowings under our new senior credit facility will be adequate to meet our liquidity for the foreseeable future.

We cannot assure you, however, that in the long-term our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our new senior credit facility or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. To the extent that such sources were not adequate to fund our liquidity needs, we would need to raise additional capital, restructure our indebtedness or cut costs in order to lower our liquidity needs. If we consummate an acquisition, our debt service requirements could increase. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. See “Risk Factors—We will require a significant amount of cash to service our debt, including the notes, and our ability to generate cash depends on many factors beyond our control.”

Our new senior credit facility consists of a revolving credit facility and a tranche B term loan facility. Our new revolving credit facility provides for loans in a total principal amount of up to $5.0 million, which, as permitted, may be used for general corporate purposes. The tranche B term loan facility consists of a $160.0 million term loan.

Our new senior credit facility bears interest at either a base rate set by the British Banking Association Telerate, the federal funds effective rate plus 0.5% or a Eurodollar rate at which eurodollar deposits for one, two, three or six months are offered plus an applicable margin.

In addition to paying interest on outstanding principal amounts under our new senior credit facility, we are required to pay a commitment fee to the lenders for the unused commitments under the revolving credit facility.

Our new revolving credit facility will mature in June 2009. The tranche B term loan of the new senior credit facility which matures in December, 2009 amortizes at 0.25% of the principal amount quarterly over the first six years and 47% over each of the final two quarters.

Our new senior credit facility contains negative and affirmative covenants and requirements affecting us and domestic subsidiaries that we create or acquire, with exceptions set forth in our credit agreement. Our new senior credit facility contains the following negative covenants and restrictions, among others: restrictions on liens, real estate purchases and sales, sale-leaseback transactions, indebtedness, dividends and other restricted payments, guarantees, redemptions, liquidations, consolidations and mergers, acquisitions, asset dispositions, investments, loans, advances, changes in line of business, formation of new subsidiaries, changes in fiscal year, transactions with affiliates, capital expenditures, amendments to charter, by-laws and other material documents, hedging agreements and intercompany indebtedness. Our new senior credit facility also requires us, and will require our future subsidiaries, with exceptions set forth in our credit agreement, to meet financial covenants and ratios specified therein, including a maximum leverage ratio, a maximum senior leverage ratio, an interest coverage ratio, a capital expenditures covenant and a fixed charge coverage ratio. At June 30, 2003, we were not required to be in compliance with the restrictive covenants.

In addition, the indenture for the notes limits our ability, among other things, to incur additional debt, pay dividends or make distributions in respect of our equity interests or to make other types of restricted payments or investments, sell assets, agree to payment restrictions affecting our restricted subsidiaries, consolidate, merge, sell or otherwise dispose of all or substantially all of our assets, enter into transactions with our affiliates, create liens and enter into new lines of businesses.

Effective as of June 13, 2003, we amended our advisory agreement with Applegate & Collatos, Inc. (ACI) to increase the annual management fee due to ACI thereunder to $2.0 million from $500,000.

Contractual Obligations

The following table is a summary of our contractual obligations (excluding interest) as of June 30, 2003:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Long-term debt obligations(1)	$310.0	$1.6	$4.8	$4.8	$298.8
Operating leases	0.4	0.1	0.1	0.2	—

Total	$310.4	$1.7	$4.9	$5.0	$298.8

(1)	Failure to comply with our financial covenants, scheduled interest payments, scheduled principal repayments or any other terms of our credit facility could result in the acceleration of the maturity of outstanding debt.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The application of these principles requires that in some instances we make estimates and assumptions regarding future events that impact the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Predicting future events is inherently an imprecise activity and as such requires the use of judgments. On an ongoing basis, we review the basis for our estimates and will make adjustments based on current and anticipated economic conditions, accepted actuarial valuation methodologies or other factors that we consider to be reasonable under the circumstances. There can be no assurance that actual results will not differ from those estimates.

We consider the following policies to be important in understanding the judgments involved in preparing our financial statements and the uncertainties that could affect our financial condition, results of operations or cash flows.

Revenue recognition.    The sale of advertising in telephone directories published by us is our primary source of revenue. We recognize revenues ratably over the life of each directory using the deferral and amortization method, with revenue recognition commencing in the month of delivery.

Revenue from internet advertisements is recognized ratably over the twelve-month period we commit to carry the advertisement.

Cost of revenue.    Direct costs related to the publication of print directories, including sales commissions, paper, printing, transportation, distribution and pre-press production and employee costs relating to each of the foregoing are recognized ratably over the life of each directory under the deferral and amortization method, with cost recognition commencing in the month of delivery.

Allowance for doubtful accounts and bad debt expense.    We periodically make judgments regarding the collectibility of outstanding receivables and provide appropriate allowances when collectibility becomes doubtful. Provisions relating to receivables billed and collected by Cincinnati Bell Telephone on our behalf are determined based upon our historical bad debt experience over the previous twelve-month period. Provisions relating to receivables billed and collected by us are determined based upon historical experience taking into account the age of receivables, general economic trends and the credit condition of our customers.

Vendor incentives.    We have long-term contracts with various vendors under which the vendors pay cash incentives to us for entering into the contracts. These incentives are recorded as deferred income and amortized as a reduction of cost of revenue over the related contract terms. The amount of deferred vendor incentives that are expected to be amortized within one year are recorded as a current liability within other current liabilities. The remaining portion of deferred vendor incentives are recorded within other long-term liabilities.

Goodwill and other intangible assets.    Recorded goodwill is not amortized, but is tested for impairment annually in the fourth quarter. All other finite lived intangible assets are amortized over their useful lives and are reviewed for impairment in accordance with SFAS No. 144.

We consider the following policies to be important in understanding the judgments involved in preparing our predecessor company financial statements:

Income taxes.    Cincinnati Bell Directory’s operations were included in the combined U.S. federal and state income tax returns filed by Cincinnati Bell Inc. During such time, income tax in Cincinnati Bell Directory’s financial statements was calculated as if Cincinnati Bell Directory had filed separate income tax returns. Allocations of income taxes payable were considered to have been remitted, in cash, in the period the related income tax expense was recorded.

Corporate allocations.    General corporate overhead costs related to Cincinnati Bell Inc.’s corporate headquarters and shared service functions were allocated to Cincinnati Bell Directory, to the extent such amounts were applicable to Cincinnati Bell Directory, primarily based on the ratio of anticipated support provided to Cincinnati Bell Directory as compared to other subsidiaries of Cincinnati Bell Inc. The allocation was calculated as a function of revenue, payroll and property. The allocations were recorded in the period that they were incurred.

Recent Accounting Pronouncements

The Financial Accounting Standards Board, or FASB, issued statements No. 145, “Rescission of No. 4, 44 and 64, Amendment of No. 13 and Technical Corrections” and No. 146, “Accounting of Costs Associated with Exit or Disposal Activities.” The FASB also issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements of for Guarantors, Including Indirect Guarantees of Indebtedness of Others” and Interpretation No. 46, “Consolidation of Variable Interest Entities.” The adoption of these pronouncements had no impact on our financial statements.

The FASB issued statements No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” and No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” We are currently evaluating the impact these pronouncements will have on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Our former credit facility required us in specific instances to hedge the interest rate portion of our variable rate debt.

While not contractually obligated to do so, in October 2002, we entered into a five year variable-to-fixed interest rate swap agreement to hedge the variability of future cash flows associated with changes in variable interest rates. We were paying a fixed rate of 2.9165% over the term of the agreement and receive a floating rate with fixed rates being paid on a notional amount of $105.0 million. We canceled this agreement on June 16, 2003, and paid a breakage fee of approximately $3.3 million.

Our new senior credit facility is a variable rate debt. We are required to maintain at least 40% of our total indebtedness in fixed rate securities.

Interest on the senior subordinated notes issued is charged at a fixed rate. As of June 30, 2003, approximately 48% of our total outstanding debt has a fixed interest rate. Interest rate changes generally do not affect the market value of floating rate debt but do impact the amount of our interest payments and our future earnings and cash flows. Conversely for fixed rate debt, interest rate changes do not impact future cash flows and earnings, but do impact the fair market value of such debt. Assuming we had completed the recapitalization as of January 1, 2002, we would have had pro forma interest expense of approximately $21.8 million in 2002. As a portion of our debt bears a variable interest rate, changes in market rates for interest can impact our operating results and cash flows. For example, holding the amount of senior credit facility debt outstanding constant, a one percentage point increase in interest rates would have caused an estimated decrease in annual pre-tax earnings and cash flows of $1.6 million.

BUSINESS

CBD Media

We are the twelfth largest directory publisher in the United States based on 2002 revenue. We are the exclusive directory publisher for Cincinnati Bell branded yellow pages in the Cincinnati-Hamilton metropolitan area, which is the 23rd largest metropolitan area in the country according to the most recent U.S. Census. We believe our directories captured an 87% share of the 2002 total directory advertising spending in the Cincinnati-Hamilton metropolitan area. In 2002, we published fourteen yellow pages directories and distributed 2.3 million yellow pages directories to businesses and residences. We also offer integrated internet-based directory services to our consumers through the cincinnatibellyellowpages.com web site. In addition, we publish the white pages for Cincinnati Bell Telephone, the incumbent local exchange carrier in the Cincinnati-Hamilton metropolitan area for over 100 years, for whom we distributed 1.1 million copies in 2002. We generate our revenues primarily through the sale of advertising, and in 2002 had over 16,000 local advertising customers consisting primarily of small and medium-sized businesses, as well as approximately 1,500 national advertisers. For the period from May 8, 2002, to December 31, 2002, our revenue was $67.5 million and our net income was $3.5 million. For the six months ended June 30, 2003, our revenue was $43.0 million and our net loss was $4.3 million. We have experienced year-over-year revenue growth since 1993.

We acquired our directory publishing business in March 2002 from Cincinnati Bell Inc., the owner and operator of Cincinnati Bell Telephone. We acquired our directory publishing business in March 2002 from Cincinnati Bell Inc., the owner and operator of Cincinnati Bell Telephone. Cincinnati Bell Inc. had operated its directory publishing business through a separate subsidiary, Cincinnati Bell Directory Inc. As a part of this acquisition, we received an exclusive, royalty-free license to use the name “Cincinnati Bell Directory” to conduct our directory publishing business in the Cincinnati-Hamilton metropolitan area until March 2022. In addition, Cincinnati Bell Inc. and its subsidiaries and affiliates are contractually prohibited from competing with us in the directory publication business in the Cincinnati-Hamilton metropolitan area until March 2012.

The U.S. directory advertising industry has experienced stable and consistent revenue growth, with revenues for the industry increasing from approximately $5.8 billion in 1985 to approximately $14.4 billion in 2001, representing a compounded annual growth rate of approximately 5.9% for the period. We believe that print directories are, in many cases, the primary form of advertising used by small and medium-sized businesses and are one of the most resilient forms of advertising in economic downturns. In addition, we believe that the annual publication cycle and the priority placement given to existing advertisers result in high customer retention rates by directory publishers even during poor economic times. During the last two recessions beginning in 1991 and 2001, the U.S. directory advertising industry experienced positive growth in spending, while other major forms of advertising media, including radio, television and newspaper, experienced spending declines.

Competitive Strengths

Dominant local market position.    We have superior printed directory usage and possession statistics in the Cincinnati-Hamilton metropolitan area. According to a 2002 study prepared for us by the University of Cincinnati, we are the preferred yellow pages directory of 92% of the population of the Cincinnati-Hamilton metropolitan area and have residential and business possession rates for 95% and 78%, respectively. We believe these usage statistics are, in part, responsible for our high advertiser satisfaction rates, as well as our average local advertiser retention rate of approximately 85% over the last five years, which we believe is the highest in our market and compares favorably to other directories published under the local exchange carrier brand nationwide. We expect that Cincinnati Bell Telephone’s established market position and strong brand name will allow us to sustain our market share, maintain high usage trends for our directories and attract additional high-quality advertisers in the future.

Powerful brand name.    In 2002, we entered into a twenty-year agreement with Cincinnati Bell Inc. that allows us to use the widely-recognized Cincinnati Bell name to market our directory products. The Cincinnati Bell brand has been in existence for over 100 years and its high regard among our consumers is evidenced by Cincinnati Bell Telephone’s receipt of the J.D. Power and Associates 2001 and 2002 awards for both Local Residential Telephone Customer Satisfaction-Mainstream Users and Residential Long Distance Customer

Satisfaction-Mainstream Users, as well as the award for the Highest Overall Satisfaction Among Wireless Telephone Users in Cincinnati in 2002. Cincinnati Bell Telephone’s local ranking represents J.D. Power’s highest award for all local telephone companies in the United States. We believe our strategic relationship with Cincinnati Bell Telephone affords us brand recognition as the incumbent yellow pages provider and gives us a significant competitive advantage compared with directory publishers in our market that are not associated with the Cincinnati Bell brand.

Efficient operating model.    We utilize select strategic partners, whom we believe are among the best operators in their respective industries, to provide sales, printing, distribution and billing support under long-term contracts. This business model allows us to realize best-in-industry service and cost efficiencies that directly contribute to our operating and free cash flow margins, which we believe are among the highest in the directory publishing industry. We are able to leverage our partners’ expertise and national experience, thereby minimizing ongoing capital expenditures and allowing our management to concentrate its focus on the strategic management of our business. We also believe that we are a significant customer of each of our key partners, which we believe enhances the quality of services that we receive.

Strong financial profile.    Our business has been characterized by consistent revenue growth and high operating margins. Our revenue has increased each year since 1993, from approximately $58.7 million in 1993 to approximately $81.8 million in 2002, (including revenue from our predecessor), resulting in a compounded annual growth rate of approximately 3.8%. The stability of our financial results is driven by (i) our directory advertising sales, which are presold through one-year contracts typically paid on a monthly basis; (ii) our collection rate during the period from March 8, 2002 to December 31, 2002 of approximately 95.5% of gross accounts receivable, which we believe compares favorably to the collection rates of both other directories published under the local exchange carrier brand and independent directory publishers; (iii) our high advertising retention rates from existing customers, which have averaged approximately 85% over the last five years; and (iv) the fact that 85% of our operating expenses are tied to contracts with strategic partners and tend to be correlated with our revenue.

Favorable cash flow characteristics.    Our business has strong cash flow characteristics due to the combination of our consistent revenue, strong operating margins, high collection rates, low capital expenditures, minimal working capital requirements, limited corporate overhead and a favorable tax position resulting from our acquisition from Cincinnati Bell Inc. in 2002. The timing of our cash inflows throughout the year is also predictable, as our customers typically pay for their advertisements in our directories in twelve equal monthly installments.

Attractive market demographics.    We believe that the Cincinnati-Hamilton metropolitan area has a growing economy, a stable base of employment and a high percentage of service-based businesses. We believe service-based businesses, as an industry group, are more favorably disposed to advertise in yellow pages directories. The Cincinnati-Hamilton metropolitan area has experienced economic growth that has exceeded the national average over the past nine years. From 1994 to 2002, the Cincinnati Gross Regional Product grew at an estimated average annual rate of 3.9% compared to the national Gross Domestic Product average annual growth rate of 3.3% over the same period. The 2002 unemployment rate for the Cincinnati-Hamilton metropolitan area was 4.8%, well below the national unemployment rate of 5.8%, and 57% of newly created or retained jobs in 2001 were in the services industry. In addition, more than 370 Fortune 500 firms have a presence in Cincinnati, and eight of these firms have their headquarters in the region.

Diverse customer base.    We have a large, diversified yellow pages customer base. In 2002, we served more than 16,000 local and approximately 1,500 national advertisers through our fourteen yellow pages directories. We believe that the significance of the directory advertising medium to these customers, along with the diversity of our customer base, mitigates the effect of downturns in the economy or any individual sector of the economy on our business as our operations are not dependent on any one particular advertiser or industry segment. In

2002, no single advertiser represented more than 0.4% of our revenue and our largest topical directory heading accounted for only 5.5% of our total revenue. In addition, in 2002, our top ten topical directory headings accounted for approximately 22.0% of total revenue.

Significant value for our target advertisers.    We believe that directory advertising provides significant value to our customers and a value greater than that created by advertising in most other major forms of media. The 2.3 million yellow pages directories that were distributed to businesses and residences represent a broad spectrum of potential users and, in turn, offer our advertisers significant local reach. Directory advertising is also directional in nature, which means consumers typically use directories immediately before making a purchase, creating a meaningful value for advertisers in the directory. As a result, according to CRM Associates, it was estimated that in 2002 directory advertising produced a higher median return on investment ($51 for every $1 spent) than advertising in most other major forms of media, including newspapers ($34), radio ($19), magazines ($17) and television ($10).

Experienced management team.    Our current management team has over 50 years combined experience with our business, with an average of approximately thirteen years of experience each. Our President and Chief Executive Officer, Douglas A. Myers, has worked at our business for the past fourteen years in a variety of positions prior to being appointed to his current role in 1999. John P. Schwing, our Chief Financial Officer, and David D. Miller, our Vice President of Sales and Operations, have served in senior management roles with us for the past ten and fourteen years, respectively. The senior management’s relationships with the strategic partners involved in CBD Media’s operations are well-established and long-standing. In addition, each member of our senior management has an equity interest in our business.

Business Strategy

Increase revenue from existing local customer base.    We historically have achieved annual revenue growth by selling additional advertising or services to our existing local customer base of more than 16,000 local customers, comprised primarily of small to medium-sized service businesses. By offering a larger ad display, color text instead of black and white, improved display placement under a heading, and a wide variety of specialty product offerings such as directory spine and back-cover advertising, we have been successful in generating higher average revenue per customer over time, the key focus of our sales force.

Expand product offerings and value-added services.    We provide small and medium-sized businesses with a fully-integrated solution for their directory advertising needs. For many of our local advertisers, printed yellow pages advertising has historically been their primary or only means of advertising. Only 26% of our print customers currently advertise using our internet directory advertising site, cincinnatibellyellowpages.com. We have fully integrated this website into our local sales channel and have begun providing a bundled advertising product consisting of print and internet advertising to our customers. We believe that as the percentage of our customer base using our internet directory advertising products increases, we will be able to generate incremental revenue from these products. We are introducing additional advertising opportunities in our print directory product, such as front cover advertisements, which we expect will also allow us to generate additional incremental revenue from our customer base.

Leverage strategic partnerships.    Our unique partnership-based business model allows us to generate operating margins which we believe, based on publicly available information, are among the highest in the directory publishing industry and allows our management team to focus on strategic growth. We will continue to use these relationships to generate continued revenue growth while maintaining our strong operational margins. We believe that our selection of industry-leading strategic partners and our value to these partners has allowed us to achieve favorable operating results while avoiding significant capital expenditures and limiting corporate overhead.

Industry

Directory advertising competes with all other forms of media advertising, including television, radio, newspapers, the internet, billboards and direct mail. The entire U.S. advertising market was estimated to be $177.2 billion in 2002, with directory advertising capturing an approximate 8.3% share of the advertising market. Unlike other forms of advertising, directory advertising is characterized as primarily directional advertising (which refers to advertising targeted at consumers who are actively seeking information and are prepared to purchase a product or service). Historically, the U.S. directory advertising industry has been dominated by the large publishing businesses of regional Bell operating companies, or RBOCs, and other incumbent local telephone companies.

Directory advertising market size

It is estimated that the U.S. directory advertising industry generated sales of approximately $14.4 billion in 2001. The industry is characterized by steady and consistent growth with advertising spending increasing at a 6.1%, 4.6% and 5.4% compounded annual growth rate over the last five, ten and fifteen years, respectively. The following chart depicts the estimated size and growth of the U.S. directory advertising industry since 1985:

U.S. directory advertising: 1985 - 2001

Year	Growth	Spending	Year	Growth	Spending
	(Dollars in billions)			(Dollars in billions)
1985	—	$5.8	1994	3.2%	$9.8
1986	12.1%	6.5	1995	4.6	10.2
1987	12.3	7.3	1996	4.8	10.7
1988	6.6	7.8	1997	5.8	11.4
1989	7.1	8.3	1998	6.3	12.1
1990	7.2	8.9	1999	6.4	12.9
1991	2.9	9.2	2000	6.6	13.7
1992	1.5	9.3	2001	5.3	14.4
1993	2.1	9.5

Source: Veronis Suhler Stevenson, Communications Industry Forecast, July 1997 and 2002.

Local versus national advertising

While directory advertising is sold on both a local and national basis, local advertising from small and medium-sized businesses constitutes the majority of directory advertising spending. As shown in the table below, from 1996 to 2001 local directory advertising constituted approximately 84.1% of total spending for the U.S. directory advertising industry. This is consistent with our experience, where for the period from March 8, 2002 to December 31, 2002, local advertising accounted for 82.0% of our total revenue.

Local versus national U.S. directory advertising: 1996 - 2001

	1996	% of total	1997	% of total	1998	% of total	1999	% of total	2000	% of total	2001	% of total	CAGR ‘96-‘01
	(Dollars in billions)
Local	$9.2	85.7%	$9.7	85.0%	$10.2	84.4%	$10.8	84.3%	$11.5	84.2%	$12.1	84.1%	5.7%
% growth yearly	—		5.0%		5.6%		6.3%		6.5%		5.2%
National	$1.5	14.3%	$1.7	15.0%	$1.9	15.6%	$2.0	15.7%	$2.2	15.8%	$2.3	15.9%	8.4%
% growth yearly	—		10.9%		10.6%		7.1%		7.3%		6.0%

Total	10.7	100.0%	$11.4	100.0%	$12.1	100.0%	$12.9	100.0%	$13.7	100.0%	$14.4	100.0%	6.1%
% growth yearly	—		5.8%		6.3%		6.4%		6.6%		5.3%

Source: Veronis Suhler Stevenson, Communications Industry Forecast, July 2002.

Competition within the industry

Presently, the industry can be divided into two major groups of directory advertising publishers: the directory businesses of RBOCs and other incumbent local telephone companies such as Cincinnati Bell Telephone, referred to as Incumbent Publishers, and independent publishers such as TransWestern Publishing Company LLC, the U.S. business of Yell Group Ltd. and McLeodUSA Media Group Inc. (which has been acquired by Yell Group Ltd.), referred to as Independent Publishers. Fueled by the Telecommunications Act of 1996, which assured access to telephone subscriber listings at nominal rates, and significant private equity investment, Independent Publishers have begun to consolidate and increase their market share. As shown in the table below, the Independent Publishers’ revenues have increased over the last five years, yet the Incumbent Publishers remain the dominant players, with an estimated 89.3% share of total 2001 revenue for the U.S. directory advertising industry.

U.S. directory market share: 1996 - 2001

	1996	% of total	1997	% of total	1998	% of total	1999	% of total	2000	% of total	2001	% of total
	(Dollars in billions)
Incumbent publishers(1)	$10.1	93.8%	$10.6	93.6%	$11.2	92.8%	$11.8	91.4%	$12.3	90.0%	$12.9	89.3%
% growth yearly	—		5.6%		5.3%		4.9%		4.9%		4.6%
Independent publishers	$0.7	6.2%	$0.7	6.4%	$0.9	7.2%	$1.1	8.6%	$1.4	10.0%	$1.5	10.7%
% growth yearly	—		8.7%		20.7%		26.0%		25.2%		12.0%

Total	$10.7	100.0%	$11.4	100.0%	$12.1	100.0%	$12.9	100.0%	$13.7	100.0%	$14.4	100.0%
% growth yearly	—		5.8%		6.3%		6.4%		6.6%		5.3%

Source: Veronis Suhler Stevenson, Communications Industry Forecast, July 2002.

(1)	Includes the directory businesses of RBOCs and other incumbent local telephone companies.

We believe that Incumbent Publishers maintain higher margins than their Independent Publisher competitors due to their affiliation with the incumbent local telephone service provider, highly recognized brand names, established consumer usage, broader distribution, wider geographic coverage and long-term advertiser relationships. Given these advantages, Independent Publishers are forced to compete primarily on price, with advertising rates that are significantly lower than the rates for equivalent products listed by Incumbent Publishers. As a result, Independent Publishers typically have substantially lower EBITDA margins than Incumbent Publishers.

Competition with other media

We believe that one of the most compelling aspects of yellow pages directories is their ability to weather economic downturns more favorably than other forms of advertising. For example, during the last two recessions, beginning in 1991 and 2001, yellow pages directory advertising was one of the only media segments to show revenue growth. As the table below highlights, U.S. directory advertising industry spending increased 2.9% and 5.3% in 1991 and 2001, respectively, while other major media segments declined.

Advertising spending by media category: 1990 - 2001

Year	U.S. Directories	Spending Growth	Television(1)	Spending Growth	Radio	Spending Growth	Newspaper	Spending Growth
	(Dollars in billions)
1990	$8.9	—	$29.2	—	$8.7	—	$35.6	—
1991	9.2	2.9%	28.3	(2.8)%	8.5	(2.9)%	33.6	(5.7)%
1992	9.3	1.5	30.5	7.8	8.7	2.1	33.9	1.0
1993	9.5	2.1	31.9	4.4	9.5	9.3	35.4	4.4
1994	9.8	3.2	35.7	12.0	10.5	11.3	38.1	7.7
1995	10.2	4.6	37.6	5.1	11.3	7.5	40.3	5.7
1996	10.7	4.8	40.7	8.4	12.3	8.4	42.6	5.8
1997	11.4	5.8	42.8	5.0	13.5	10.0	46.3	8.6
1998	12.1	6.3	46.4	8.6	15.1	11.7	49.3	6.5
1999	12.9	6.4	49.4	6.3	16.9	12.3	52.2	5.8
2000	13.7	6.6	56.1	13.6	19.1	12.6	55.0	5.3
2001	14.4	5.3	53.9	(3.9)	17.9	(6.2)	50.7	(7.7)

‘96-‘01 CAGR		6.1%		5.8%		7.8%		3.5%

Source: Veronis Suhler Stevenson, Communications Industry Forecast, July 1997 and 2002.

(1)	Includes broadcast television and cable and satellite television; excludes barter syndication.

We believe directory advertising is the preferred form of advertising for many small and medium-sized businesses due to its relatively low cost, broad demographic and geographic distribution, enduring presence and high customer usage rates. We believe that yellow pages advertising is attractive to our customers because consumers may view yellow pages directories as a free, comprehensive single source of information. While overall advertising tends to track an economy’s business cycle, directory advertising tends to be more stable and does not fluctuate widely with economic cycles due to its preference by small to medium-sized businesses, often as their principal or only form of advertising. Directory advertising is also recession-resistant because failure to advertise in a given directory cannot be remedied until the replacement directory is published, usually one year later. Moreover, most directory publishers, including us, give priority placement within a directory classification to their longest-tenured advertisers. As a result, advertisers have a strong incentive to renew their directory advertising purchases from year to year, so as not to lose their priority placement within the directory.

Long-term growth rates for the U.S. directory advertising industry also compare favorably to most other major media categories with a compounded annual growth rate of 6.1% from 1996 to 2001 versus a 5.1% average compounded annual growth rate during the same period for an aggregate of major forms of media consisting of newspaper, radio and television. According to CRM Associates, it was estimated that in 2002, directory advertising for the top 135 topical directory headings generated a median return on investment of $51 for every $1 spent, as compared to a median return on investment of $34 for newspapers, $19 for radio and $10 for television.

The Internet

Most major directory publishers, including us, operate an internet-based directory business, or IYP. The U.S. internet yellow pages market represented a small, but growing segment of the total U.S. directory advertising market in 2001 with total revenue of approximately $303 million, and was estimated to grow to $388 million in 2002, an increase of approximately 28%. The internet directories that have succeeded in generating advertising revenue have generally been captive ventures of incumbent print directory publishers. Industry sources estimate that 64% of 2002 IYP revenues were generated by print publishers. Publishers have increasingly bundled online advertising with their traditional print offerings while applying some notional value to the online product. We expect IYP usage to continue to grow steadily in support of overall directory usage.

Markets and Directories

In 2002, we published fifteen directories, including yellow pages, white pages and other specialty directories, and distributed approximately 3.4 million copies, including 2.3 million yellow pages and 1.1 million white pages directories, to businesses and residences primarily in the Cincinnati-Hamilton metropolitan area, which includes local communities and counties surrounding Cincinnati and Northern Kentucky. Our directories are generally well-established in their communities and cover contiguous geographic areas to create a strong local market presence and to achieve selling efficiencies. The following table shows yellow pages directory services revenue and other data for the period from March 8, 2002 to December 31, 2002 for our directories in each area in which we operate:

	Directory Services Revenue(1)	Percentage of Directory Services Revenue(1)	Total Circulation
	(in thousands)
Greater Cincinnati	$41,439	61.5%	880,000
Northern Kentucky	8,537	12.7	200,000
Butler County	6,166	9.2	144,000
Clermont County	4,395	6.5	126,000
The Work Book	4,341	6.4	249,000
GGP/Harrison (2 directories)	715	1.1	46,000
Neighborhood YPs (7 directories)	1,722	2.6	702,000

TOTAL	$67,315	100.0%	2,347,000

(1)	Excludes non-print related directory services revenue and white pages, which represented less than 1% of directory services revenue and included a total circulation of 1,081,000.

Products

Our main product is printed directories, which generated approximately 96.7% of our total revenue for the period from March 8, 2002 to December 31, 2002. We also operate an internet-based directory, and offer audiotext and other direct marketing services.

Printed directories

In 2002, we published fifteen printed directories, consisting of:

•	Thirteen directories that contained a combination of yellow pages, business and/or residential white pages for the areas served, as well as display and other paid forms of advertisements;

•	One business-to-business directory (the Work Book) that contained yellow pages and business white page listings for select business-to-business and commercial businesses in the Cincinnati-Hamilton and Dayton regions, as well as display and other paid advertisements; and

•	One directory that contained only white pages, listing the names, addresses and phone numbers of residences and businesses in the area served, as well as limited paid advertising.

Our directories are designed to meet the advertising needs of local and national businesses and the informational needs of consumers. The diversity of our advertising products enables us to create customized advertising programs that are responsive to specific needs and financial resources of small and medium-sized businesses. Our yellow pages and white pages directories are also efficient sources of buying information for consumers, featuring a comprehensive list of businesses in the local market that are conveniently organized under approximately 2,700 topical directory headings.

Yellow pages directories.    We offer every business a basic listing at no charge in the relevant edition of our yellow pages directories. This listing includes the name, address and telephone number of the business and is included in alphabetical order in the relevant business classification. We maintain a database of these listings, which is derived from data supplied daily from Cincinnati Bell Telephone. This database is supplemented with additional information acquired by our sales representatives and customer service employees.

For the period from March 8, 2002 to December 31, 2002, we derived approximately 96.0% of our total revenue from the sale of advertising in our yellow pages directories. A full range of paid advertising products are available in our yellow pages directories, as set forth below:

•	Listing options. An advertiser may enhance its complimentary listing in several ways. It may pay to have its listing highlighted or printed in bold or superbold text, which increases the visibility of the listing. An advertiser may also purchase extra lines of text to convey additional relevant business information such as hours of operation or a more detailed description of its business.

•	In-column advertising options. For greater prominence on a page, an advertiser may expand its basic alphabetical listing by purchasing advertising space in the column in which the listing appears. The cost of in-column advertising depends on the size and type of the advertisement purchased. In-column advertisements may include such features as bolding, special fonts, color and graphics.

•	Display advertising options. A display advertisement allows businesses to include a wide range of information, illustrations, photographs and logos. The cost of display advertisements depends on the size and type of advertisement purchased. Display advertisements are placed at the front of a classification, and are ordered first by size and then by advertiser seniority. This process of ordering provides a strong incentive to advertisers to renew their advertising purchases from year-to-year and to increase the size of their advertisements to ensure that their advertisements receive priority placement. Display advertisements range in size from a quarter column to as large as two pages (a “double truck” advertisement).

•	Awareness products. Our line of “awareness products” allows businesses to advertise in a variety of high-visibility locations on or in a directory. Each directory has a limited inventory of awareness products, which provide high value to advertisers and are priced at a premium to in-column and display advertisements. Our awareness products include:

•	Cover. Premium location advertisements are available on the inside front cover and the inside and outside back cover of a directory.

•	Spine. Premium location advertisements are available on the spine of select yellow and white pages directories.

•	Tabs. A full-page, double-sided, hardstock, full-color insert that is bound into and separates key sections of the directory. These inserts enable advertisers to achieve awareness and increase the amount of information displayed to directory users.

•	Tip-On. Removable paper or magnet adhered to the front of the directory.

•	Banners. A banner ad sold at the bottom of any page in the Community or Government sections of the print directory.

•	Ride-Alongs. Promotional inserts that are packaged and distributed along with the directories during initial and secondary deliveries.

•	Talking Yellow Pages. An Audiotext product that is bundled and sold as sponsorships at select high usage headings.

•	Delivery Bag. Up to two customers can advertise on the bag used in the initial delivery of all print directories.

White pages directory.    State public utilities commissions require Cincinnati Bell Telephone, as the local exchange carrier in its local service area, to publish and distribute a white pages directory to serve the local service area. In March 2002, we entered into a White Pages Publication and Distribution Agreement with Cincinnati Bell Telephone whereby we were appointed Cincinnati Bell Telephone’s exclusive agent to sell advertising, manufacture and distribute their white pages directory. By virtue of this agreement, we provide a white pages listing to every residence and business in a given area that sets forth the name, address and phone number of the residence or business in question unless they have requested to be a non-published or non-listed customer. Under this agreement, we also solicit and sell advertising to be included in the white pages directory. This agreement is effective until March 2012 at which time it is renewable at our discretion for a period of an additional ten years.

Internet-based directory and electronic products

Although we remain primarily focused on our printed directories, we also market an internet-based yellow pages directory (IYP), www.cincinnatibellyellowpages.com, to our advertisers. We believe that cincinnatibellyellowpages.com is the leading internet yellow pages directory in our market. For the period from March 8, 2002 to December 31, 2002, our internet-based directory services generated $2.3 million in revenues, accounted for approximately 3.3% of our total revenue and had an average of 216,000 monthly yellow pages searches. All of the listings in our printed directories also appear in our internet-based directory, which is available to users at no additional charge to our advertisers. The content we create for our printed directories, which we also post on our website, as well as the unique content within our semi-custom websites, makes us competitive on the internet.

As in our printed directories, businesses may pay to enhance their listings on cincinnatibellyellowpages.com and for other premium advertising products. Approximately 26% of the advertisers in our printed directories purchased some form of internet yellow pages advertising as of December 31, 2002. Options that are available on our website include semi-custom web sites, category sponsorships, keyword searches, enhanced listings, replicated print advertisements, website and email links, banner ads and traffic packages on affiliate IYP platforms. We view our internet-based directory as a complement to our print product rather than as a stand-alone business. We believe that increased usage of internet-based directories will continue to support overall usage and advertising rates in the U.S. directory advertising industry and provide us with advertisement growth.

To promote future usage of our internet-based directories, we continue to bundle our internet products with our print advertising products as a single source solution to increase the customer value proposition while supporting rate increases. We also deliver our yellow pages content electronically, including through CD-ROMs and soon through wireless platforms, and will continue to explore new means to deliver our content to consumers.

Sales and Marketing

The marketing of directory advertisements is primarily a direct sales business that requires both maintaining existing customers and developing new customers. Renewing customers comprise our core advertiser base, and a large number of these customers have advertised in our directories for many years. In 2002, we retained approximately 85.8% of our local advertisers from the previous year. We believe that this high renewal rate reflects the importance of our directories to our local customers, for whom yellow pages directory advertising is, in many cases, the primary form of advertising. We believe that in 2002 our sales efforts have allowed us to achieve local market penetration of 37%, printed revenue per sales representative (local) of approximately $139,000 per month and printed revenue per advertiser (local) of approximately $400 per month, each of which we believe to be in excess of the industry average.

We have outsourced our direct sales effort to L.M. Berry and Company (a subsidiary of the Bell South Corporation), which we believe to be one of the most experienced sales forces in the U.S. directory advertising industry. Our directory advertising and marketing agreement with L.M. Berry expires in August 2009. L.M. Berry is a sales agency dedicated to the selling of local yellow pages advertising on behalf of incumbent local telephone companies across the United States and currently has offices in 41 states. L.M. Berry handles the sale of local advertising for our yellow and white pages directories, manages our national advertising sale process for these directories and is responsible for all yellow and white pages “pre-press” services.

We conduct two major sales campaigns each year, selling both print and internet-based directory advertising to our customers. The first campaign consists of two Cincinnati-Hamilton metropolitan area directories, a Cincinnati city edition and a Northern Kentucky edition, as well as neighborhood underlay directories. The metropolitan campaign delivers its books in June and typically contributes 75% of revenue. The second campaign consists of suburban market directories and a business-to-business directory. The suburban campaign delivers its books in November and typically contributes 25% of our revenue. Each of these campaigns consists of an extended marketing plan, sales canvas and sales campaign.

As our exclusive local advertising sales agent, L.M. Berry is required to employ an adequate sales force and support staff to sell our directory advertising and provide customer support to our local advertisers. L.M. Berry provides sales management, clerical and sales support staff to provide these services, as well as artists and graphic designers who are responsible for assisting advertisers to create art copy to be included in their print and internet yellow pages advertisements. L.M. Berry also prepares credit and billing information for us, assists us with the collection of delinquent accounts, and prepares presentations and reports that update us on its sales progress and other marketing information.

In addition to our locally-based sales personnel, L.M. Berry manages a separate sales channel to serve our approximately 1,500 national advertisers. National advertisers are typically national or large regional chains, such as rental car companies, insurance companies and pizza delivery businesses, that purchase advertisements in many yellow pages directories in multiple geographical regions. In order to sell to national advertisers, we retain the services of third-party certified marketing representatives, or CMRs. CMRs design and create advertisements for national companies and place those advertisements in yellow pages directories nationwide. Some CMRs are departments of general advertising agencies, while others are specialized agencies that focus solely on directory advertising. The national advertiser pays the CMR, which then pays us after deducting its commission. We have relationships with approximately 350 CMRs and employ one national sales manager to manage our selling efforts to national customers. For the national sales function, L.M. Berry manages order processing, updates and maintains advertising rates, supports CMR relationships and generates sales reports and analyzes national advertising sales performance.

With respect to pre-press services, L.M. Berry provides services including ad design and production, page layout, pagination, advertising inventory control, customer acknowledgement preparation and mailing, quality review of final page proofs, production scheduling and provisioning and forwarding of completed directory products to the printer.

L.M. Berry is compensated for its services on a commission basis, consisting of a base commission and incentive commission. In addition, we pay L.M. Berry an annual pre-press fee. For the period from March 8, 2002 to December 31, 2002, we paid L.M. Berry a total of $13.7 million for its services to us. L.M. Berry’s performance is measured through a system of key performance indicators, which monitor our revenue growth, advertiser contact and satisfaction and production cycle time, among other things. Based on the annual results of these key performance indicators, we may terminate the agreement or L.M. Berry may earn additional compensation for exceeding performance levels. In addition, during the term and for one year following the expiration or termination of the agreement, L.M. Berry and its parent company, BellSouth Advertising and Publishing Company, and all of its majority owned subsidiaries may not compete with us in the service area covered by the agreement. See “Risk Factors—Our significant dependence on third-party service providers could materially and adversely affect us.”

Billing and Collection Services

In connection with the purchase of the directory publishing assets of Cincinnati Bell Directory from Cincinnati Bell Inc., we entered into a billing and collection services operating agreement with Cincinnati Bell Telephone, the local exchange carrier subsidiary of Cincinnati Bell Inc. Pursuant to this billing and collections services operating agreement, Cincinnati Bell Telephone continues to bill and collect, on our behalf, amounts owed by our customers in connection with our directory services and sweeps cash to us on a daily basis. For customers for whom Cincinnati Bell Telephone is the provider of local telephone service, Cincinnati Bell Telephone bills the customer on the same billing statement that it bills the customer for its local telephone service. For the period from March 8, 2002 to December 31, 2002, we paid Cincinnati Bell Telephone $1.2 million for its services to us. In addition, Cincinnati Bell Telephone has agreed not to provide similar services to any of our competitors during the term of the agreement. This billing arrangement will continue until March 2012, with an automatic renewal for a subsequent ten-year period unless we elect to terminate the agreement prior to the end of the initial term. Either party may also terminate this agreement if the other party commits a material breach that is not cured within sixty days of written notice of the breach. As part of the agreement, Cincinnati Bell Telephone also agreed to meet service level requirements with the goal of ensuring high quality service under objectively agreed upon standards. If Cincinnati Bell Telephone fails to meet these service level requirements, we may have the right to receive credits towards the fee payments that we owe under the agreement. Cincinnati Bell Telephone prepares a regular monthly report summarizing its collections and settlements effort and service performance, including service level requirement statistics. See “Risk Factors—The loss of any of our key agreements with Cincinnati Bell Inc. or its wholly-owned subsidiary, Cincinnati Bell Telephone, could have a material adverse effect on our business.”

Printing, Paper and Distribution

Quebecor Agreement

Quebecor World Directory Sales Corporation prints all of our directories. Our directories are typically printed two months before delivery. Our current contract with Quebecor began in January 1999 and expires on December 31, 2007, at which time the contract may be extended by mutual agreement for up to two additional years. Under the agreement, Quebecor provides us with printing services, including white pages and miscellaneous photocompilation, plating, presswork, binding and other services for each of our directories. Small size directories are produced by Quebecor in its Waukee, Iowa facility, while full to midsize directories and photocompilation are primarily manufactured at Quebecor’s Hazleton, Pennsylvania facility. Quebecor’s services are performed in accordance with specifications set forth in the agreement, which we may change upon written notice to Quebecor provided the changes do not materially adversely affect its business and we provide a reasonable time to effect the changes. We have the opportunity to access Quebecor’s facilities during work hours to review its quality systems and to make observations. Quebecor also agrees to host semi-annual sessions to target quality improvement. For the period from March 8, 2002 to December 31, 2002, we paid Quebecor $9.8 million for its services to us. Quebecor agreed to indemnify us for third-party intellectual property infringement and other claims related to the printing services, including an amount of losses or expenses arising out of our customers’ claims of errors or omissions in the directories caused by Quebecor. See “Risk Factors—Our significant dependence on third-party service providers could materially and adversely affect us.”

DDA Agreement

We have entered into a directory delivery agreement with Directory Distributing Associates, Inc., under which DDA distributes our printed directories and other collateral advertising material to consumers in our service territories, including Ohio, Kentucky and Indiana, by hand or mail delivery. The distribution typically commences each May and October of a given year for the June and November sales campaigns, respectively. This agreement will continue until December 31, 2005, but we have an option to renew the agreement for up to two additional one-year terms. We may terminate all or part of the agreement if DDA fails to deliver the directories within the specified time frame or upon a breach of another term, condition or provision of the contract not cured within ten days of receipt of notice of breach. We may also terminate at our convenience upon payment of any amount due to DDA for services provided and costs incurred. During the term, DDA may not distribute any other directory to our customers.

As part of its directory distribution services, DDA is responsible for hiring, training, compensating and terminating personnel or contractors used to perform the services, as well as other matters related to such persons or businesses, organizing delivery stations in each delivery area, coordinating shipping and shipping instructions, having and being responsible for delivery equipment, trucks and labor and conducting telephone quality checks to monitor performance.

We reimburse DDA for direct expenses indicated in the agreement and pay DDA an additional annual fixed fee (negotiated at the beginning of each calendar year) for each metropolitan and suburban distribution. For the period from March 8, 2002 to December 31, 2002, we paid DDA $0.9 million for their services to us. To measure DDA’s performance and ensure that we receive quality service, we have established a system of performance measures, including delivery timing benchmarks, customer satisfaction, claimed possession, delivery quality and delivery packaging that are measured each year. Based on the results of these performance measures, we may grant DDA a contract extension, award it a bonus or terminate the agreement. See “Risk Factors—Our significant dependence on third-party service providers could materially and adversely affect us.”

Customers

In 2002, more than 16,000 local businesses purchased advertising in our printed directories. Approximately 82% of our revenue for the period March 8, 2002 to December 31, 2002, was generated by the sale of advertising in our printed directories to local businesses, which are generally small and medium-sized enterprises. Approximately 15% of our revenue for this period was generated by sales to national advertisers and approximately 3% of our revenue for this period was generated by the sale of internet advertising.

We do not depend to any significant extent on the sale of advertising to a particular industry or to a particular advertiser. For the period March 8, 2002 to December 31, 2002, no single directory heading accounted for more than 5.5% of our revenue, no single customer accounted for more than 0.4% of our revenue, the top ten customers accounted for less than 3% of our revenue and the top ten directory headings accounted for approximately 22% of total print revenue. The diversity of our customer base reduces exposure to adverse economic conditions that may affect particular geographic regions or particular industries and provides additional stability in operating results. The table below, which sets forth 2002 information relating to our largest directory headings, demonstrates the diversity of our customer base:

Directory heading	Percentage of total revenue	Number of advertisers
Attorneys	5.5%	597
Physicians & Surgeons	3.1	659
Insurance	2.5	715
Dentists	2.1	516
Storage	1.7	143
Mortgage	1.6	225
Plumbing Contractors	1.5	239
Roofing Contractors	1.4	222
Movers.	1.3	98
Automobile Dealers-New	1.3	180

Total	22.0%	3,594

We enjoy high local advertiser retention rates. From 1999 to 2002, our average annual customer retention rate remained stable at approximately 85%, including the loss of advertisers as a result of business failures, which equaled approximately 5% in 2002. We believe this retention rate compares favorably to the retention rates of our competitors. The loss of advertisers was offset by the addition of new customers. Increases in total advertising spending and average dollars spent per advertisement also offset any net loss of advertisers.

We believe that this low level of turnover reflects a high level of satisfaction among our customers. The training that L.M. Berry and we provide to L.M. Berry’s sales representatives emphasizes the fostering of long- term relationships between sales representatives and their customers, and our blend of salary and incentive-based compensation structure with L.M. Berry is more customer-focused by equitably rewarding customer growth and new customer acquisition. In addition, our customers often do not reduce or eliminate directory spending during difficult economic periods because the failure to advertise cannot be remedied until the replacement directory is published, usually one year later. Moreover, most directory publishers, including us, give priority placement within a directory classification to long-time advertisers. As a result, businesses have a strong incentive to renew their directory advertising purchases from year-to-year, even during difficult economic times, so as not to lose their placement within the directory.

Competition

The U.S. directory advertising industry is competitive. We compete with many different advertising and other media, including newspapers, radio, television, the internet, billboards, direct mail and other yellow pages directory publishers. We compete primarily with the U.S. business of Yell Group Ltd., which we believe had the second-largest market share in 2002 with 9% of the Cincinnati-Hamilton metropolitan area revenue. In total, there are five directory publishers we compete against, and we estimate that we have the dominant market share with 87% of the market revenue. We compete with these publishers on value, quality, features, distribution and brand.

In connection with the acquisition, we entered into a licensing agreement and a non-competition agreement with Cincinnati Bell Inc., the sole shareholder of Cincinnati Bell Directory, and a white pages publishing agreement with Cincinnati Bell Telephone. Under the license agreement, we have the exclusive right to the trademark “Cincinnati Bell Directory” in the conduct of our directory business in the Cincinnati-Hamilton metropolitan area until 2022. We believe the brand recognition afforded to us under the incumbent telephone company’s brand differentiates our directories from our independent competitors and provides a competitive advantage that leads to broader distribution, higher usage of our directories by end-users and long-term relationships with our customers.

Under the non-competition agreement, which remains in effect until 2012, Cincinnati Bell Inc. and its subsidiaries and affiliates are contractually prohibited from competing with us in the directory publication business in the Cincinnati-Hamilton metropolitan area until March 2012. This prohibition extends to our entire telephone directory business in that territory, whether conducted in written or electronic form, or displayed on the Internet or other dissemination device, including all primary, metro and suburban, business to business and underlay; all products and services related to the foregoing; and all Internet initiatives, websites, web hosting, web design and similar activities relating to the foregoing which existed when we acquired the business from Cincinnati Bell Inc. In addition, if Cincinnati Bell Inc. or any of its subsidiaries or affiliates engages in the directory publishing business (as was conducted immediately prior to our acquisition in March 2002) in the Cincinnati-Hamilton metropolitan area at any time after the expiration of the non-competition agreement in March 2012 or upon any termination of that agreement prior to that time, Cincinnati Bell Inc. is obligated, under the terms of the asset purchase agreement, to pay us 85% of all revenues resulting from such business through the earlier of 2022 or the termination of our license agreement pursuant to its terms. See “Risk Factors—The loss of any of our key agreements with Cincinnati Bell Inc. or its wholly-owned subsidiary, Cincinnati Bell Telephone, could have a material adverse effect on our business.”

Under the white pages publication agreement, we are the exclusive publisher of, and distributor and sales agent for, the white pages directories for Cincinnati Bell Telephone until 2022. The agreement has an initial term of ten years and will automatically renew at our discretion for an additional ten-year term.

The internet has emerged as a new medium for consumers and advertisers. Although advertising on the internet still represents a small part of the total advertising market, as yellow pages references migrate to the internet, it will become increasingly important to the directory advertising medium. Most major yellow pages publishers operate an internet-based directory business. We compete through our primary internet site, cincinnatibellyellowpages.com, with these other publishers, with internet portal sites providing classified directory information, such as Yahoo! and America Online, with other independent IYP’s such as Switchboard.com, YellowPages.com and with vertical players, such as Citysearch.com and Zagats.com, some of which have entered into affiliate agreements with other major directory publishers. As a result of the acquisition, we also acquired sixteen other relevant domain names which could be used in the conduct of our business. Cincinnati Bell Inc.’s prohibition against competing with our business also includes the internet and other dissemination devices.

Intellectual Property

In 2002, we entered into an agreement with Cincinnati Bell Inc. that allows us to use the widely-recognized Cincinnati Bell directory marks in the conduct of our business in the Cincinnati-Hamilton metropolitan area. Under this agreement, in the Cincinnati-Hamilton metropolitan area we have an exclusive (even as to Cincinnati Bell Inc., its parent, subsidiaries and affiliates), royalty-free license to use the trademark and service mark “Cincinnati Bell Directory” and a royalty-free, non-exclusive right to use all of the other trademarks, trade names and service marks which were licensed to Cincinnati Bell, Inc. in the 1980s under a set of agreements relating to the December 31, 1983 divestiture of the Bell companies by AT&T. Our current agreement commenced in March 2002 and will remain in effect until March 2012. This agreement can be renewed for one additional ten-year term expiring in March 2022. Under the agreement, Cincinnati Bell Inc. has the obligation to take all actions reasonably necessary to enforce the marks described in the license agreement.

We are also party to a non-exclusive agreement with Cincinnati Bell Telephone Company, whereby we are granted a worldwide, irrevocable license to use Cincinnati Bell Telephone’s subscriber list information and subscriber list information updates, for the purposes of publishing directories in any format (electronic or otherwise), and to display the subscriber list information and the subscriber list information updates on any website or other internet or wireless dissemination device, for a scheduled fee plus costs. Our current agreement commenced in March 2002 and will remain in effect until March 2012. This agreement can be renewed for one additional ten-year term expiring in March 2022.

We believe that the phrase “yellow pages” and the walking fingers logo are in the public domain in the United States.

Properties

The table below provides a summary of our leased facilities as of June 30, 2003. Currently, we do not own any real property.

Location	Total Square Feet	Lease Expiration	Principal Function
312 Plum Street, 9th Floor, Cincinnati, Ohio	5,600	April 2007	Headquarters and administration
400 Pike Street, 2nd Floor, Cincinnati, Ohio	5,420	September 2003	Secondary delivery
400 Pike Street, 3rd Floor, Cincinnati, Ohio	2,169	September 2003	Secondary delivery

We consider our properties to be in good condition generally and believe that our facilities are adequate to meet our anticipated requirements.

Employees

As of June 30, 2003, we employed eleven full-time employees. We consider relations with our employees to be good.

Legal Proceedings

From time to time, we are a party to litigation matters arising in connection with the normal course of our business. In many of these matters, plaintiffs allege that they have suffered damages from errors or omissions or improper listings contained in directories published by us. Although we have not had notice of any such claims that we believe to be material, any pending or future claim could have a material adverse effect on our business, financial condition or results of operations. We have not had notice of any such claims nor do we believe that there are any such unasserted claims that we believe could be material to our business, our financial condition or the results of our operations.

In addition, we are exposed to defamation and breach of privacy claims arising from our publication of directories and our methods of collecting, processing and using personal data. The subjects of our data and users of data that we collect and publish could have claims against us if such data were found to be inaccurate, or if personal data stored by us was improperly accessed and disseminated by unauthorized persons. Although we have not had notice of any material claims relating to defamation or breach of privacy claims to date, we may become party to litigation matters that could have a material adverse effect on our business. We have not had notice of any such claims or do we believe that there are any such unasserted claims that we believe could be material to our business, our financial condition or the results of our operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information with respect to each of our executive officers and directors.

Name	Age	Position
Douglas A. Myers	42	President and Chief Executive Officer and Director
John P. Schwing	47	Vice President—Finance and Administration and Chief Financial Officer
David D. Miller	43	Vice President—Sales and Operations
Brion B. Applegate	49	Director
Benjamin M. Coughlin	30	Director

Douglas A. Myers became our President and Chief Executive Officer in March 2002. Previously, he was President and Chief Executive Officer of our predecessor, Cincinnati Bell Directory, from February 1999 until March 2002, and also served as Vice President—Business Market Operations for Cincinnati Bell Telephone and Cincinnati Bell Inc. from November 2000 to March 2002. Additionally, he served as Vice President—Sales & Marketing and Director—Marketing & Operations with Cincinnati Bell Directory from 1992 to 1999 and prior to that, he held a variety of marketing and management positions at Cincinnati Bell Telephone beginning in 1982. Mr. Myers has been a director since the acquisition.

John P. Schwing became our Vice President of Finance and Administration and Chief Financial Officer in March 2002. Previously, Mr. Schwing was the Vice President of Finance and Administration for Cincinnati Bell Directory from 1992 through March 2002. Mr. Schwing has also had financial responsibility for Cincinnati Bell Messaging Services from 1994 to 1995, Cincinnati Bell Long Distance in 2000, as well as the Information Technology, Human Resources, Legal, Regulatory Affairs, and Public Affairs operating units for Cincinnati Bell Telephone in 2001.

David D. Miller became our Vice President—Sales and Operations in March 2002. Mr. Miller joined Cincinnati Bell Directory in 1989 where he served as Director of Yellow Pages Operations from April 1999 until March 2002. He also served as Director-Print Media and Operations, Senior Manager Manufacturing and Distribution, in addition to other product management and business planning management positions.

Brion B. Applegate co-founded Spectrum Equity Investors in 1993, and serves as general partner of various partnerships affiliated with Spectrum. Prior to forming Spectrum, he began his career in the private equity industry in 1979. Mr. Applegate is currently a director of Nassau Broadcasting Partners, Inc., and prior directorships include American Cellular Corp., H.O. Systems, Inc., and PriCellular Corp. He is also President and a director of CBD Investor and a director of CBD Holdings. Mr. Applegate has been a director since the acquisition.

Benjamin M. Coughlin is a Principal at Spectrum Equity Investors, which he joined in 1997. Prior to Spectrum, Mr. Coughlin worked as an Associate at Apax Partners in Munich, Germany, where he was involved with later-stage and buyout opportunities in the technology and information services industries. Mr. Coughlin serves as a director of Security, Inc. He is also Secretary and a director of CBD Investor and a director of CBD Holdings. Mr. Coughlin has been a director since the acquisition.

Executive Compensation

The following table sets forth information with respect to compensation for services in all capacities beginning on March 8, 2002, for the period ended December 31, 2002, paid to our President and Chief Executive

Officer and our two other most highly compensated executive officers serving as executive officers on December 31, 2002, whom we refer to as the Named Executive Officers.

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Unit Awards(2)
Douglas A. Myers, President and Chief Executive Officer	2002	$161,147	$80,000	(1)	$0
John P. Schwing, Vice President of Finance and Administration	2002	101,138	42,074	(1)	0
David D. Miller, Vice President of Sales and Operations	2002	79,988	33,275	(1)	0

(1)	The value of perquisites and other personal benefits paid did not, in the aggregate, exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported.

(2)	The estimated fair market value of restricted units in CBD Holdings granted as of March 8, 2002 was zero because such restricted units represent an interest in our future profits, if any, and such restricted units remain subject to forfeiture and other restrictions on transfer. Mr. Myers, Mr. Schwing and Mr. Miller were granted 12,500, 2,760 and 2,760 restricted units, respectively, on March 7, 2002 (in the case of Mr. Myers) and March 8, 2003 (in the case of Mr. Schwing and Mr. Miller). Mr. Schwing was granted an additional 806 restricted units on June 13, 2003. The estimated value of such restricted units was zero because they represent solely an interest in our future profits, if any, and such restricted units remain subject to forfeiture and other restrictions on transfer. All restricted unit awards vest ratably over a four-year period beginning on the one-year anniversary of the grant date of the award.

Employment Agreements

Douglas A. Myers Employment Agreement

Under an amended and restated employment agreement entered into with us in connection with the acquisition, Mr. Myers was retained to serve as our Chief Executive Officer. Under the agreement, Mr. Myers is entitled to receive a minimum base salary in the following amounts through 2006: $205,000 (2002); $225,000 (2003); $250,000 (2004); $275,000 (2005); and $300,000 (2006). Mr. Myers is also entitled to a bonus under our incentive bonus compensation plan in the following minimum bonus amounts: $50,000 (2002); $75,000 (2003); $100,000 (2004); $125,000 (2005); and $150,000 (2006). Under the agreement, Mr. Myers is entitled to participate during the term of the agreement in medical, health, retirement, welfare and insurance plans available to our senior executives and is entitled to receive from us a matching contribution to his 401(k) plan and life and disability insurance coverage. Mr. Myers is also entitled to an allowance for use of an automobile and reimbursement of up to $5,000 a year for personal financial and estate planning services (plus taxes incurred), up to $10,000 in legal fees incurred in the negotiation of the employment agreement and up to $25,000 for his initial membership fees to a country club, as well as annual membership dues. Under the agreement, Mr. Myers was granted a 1.25% membership interest on a fully diluted basis in CBD Holdings, subject to a vesting schedule of 25% of the interests per year. The agreement continues until March 2007. We are obligated to make a severance payment to him of up to two times his then-current base salary and target bonus under the terms of the agreement in the event Mr. Myers’ employment is terminated without cause or if he resigns for good reason.

John P. Schwing Employment Agreement

Under an employment agreement entered into with us in connection with the acquisition, John Schwing was retained to serve as our Vice President—Finance & Administration and Chief Financial Officer. Under the

agreement, Mr. Schwing received a base salary in the amount of $131,480 for the year ended December 31, 2002. Mr. Schwing’s salary is subject to annual review and increases in accordance with our normal payroll procedures. Mr. Schwing is also entitled to a bonus under our incentive bonus compensation plan with a target amount of $26,296 per year. Under the agreement, Mr. Schwing is entitled to participate during the term of the agreement in medical, health, retirement, welfare and insurance plans available to our employees and is entitled to receive from us a matching contribution to his 401(k) plan and life and disability insurance coverage. Mr. Schwing is also entitled to an allowance for use of an automobile. Under the employment agreement, Mr. Schwing was granted a 0.276% membership interest on a fully diluted basis in Holdings, subject to a vesting schedule of 25% of the interests per year. The employment agreement continues until March 2007. Mr. Schwing is prohibited from competing with us during the term of his employment and for a period of one-year following termination of his employment. We are obligated to make a severance payment to him of up to two times his then-current base salary and target bonus under the terms of the agreement in the event Mr. Schwing’s employment is terminated without cause.

David D. Miller Employment Agreement

Under an employment agreement entered into with us in connection with the acquisition, David Miller was retained to serve as our Vice President—Sales & Operations. Under the agreement, Mr. Miller received a base salary in the amount of $103,985 for the year ended December 31, 2002. Mr. Miller’s salary is subject to annual review and increases in accordance with our normal payroll procedures. Mr. Miller is also entitled to a bonus under our incentive bonus compensation plan with a target amount of $20,797 per year. Under the agreement, Mr. Miller is entitled to participate during the term of the agreement in medical, health, retirement, welfare and insurance plans available to our employees and is entitled to receive from us a matching contribution to his 401(k) plan and life and disability insurance coverage. Mr. Miller is also entitled to an allowance for use of an automobile. Under the employment agreement, Mr. Miller was granted a 0.276% membership interest on a fully diluted basis in Holdings, subject to a vesting schedule of 25% of the interests per year. The employment agreement continues until March 2007. Mr. Miller is prohibited from competing with us during the term of his employment and for a period of one-year following termination of his employment. We are obligated to make a severance payment to him of up to two times his then-current base salary and target bonus under the terms of the agreement in the event Mr. Miller’s employment is terminated without cause.

Management Incentive Plan

In connection with the recapitalization, an affiliate of Spectrum, CBD Investor, Inc., has established an incentive compensation program for our current employees who hold equity interests in CBD Holdings, under which CBD Investor paid these employees as a group, an aggregate amount of $1,000,000 upon consummation of the recapitalization, which was subsequently paid on July 11, 2003. This amount was allocated to these employees based on their relative percentage ownership in CBD Holdings. Additionally, CBD Investor has agreed to provide an additional incentive pool to these employees of up to $4,000,000. This additional incentive amount is subject to vesting over a five-year period and is not payable unless and until a sale of 50% or more of the assets of CBD Media to a third party or CBD Investor sells 50% or more of its interest in CBD Holdings to a third party or CBD Holdings sells 50% or more of the equity interests in CBD Media to a third party or affiliates of Spectrum sell 50% or more of the equity interests in CBD Investor to a third party, but excluding any such event in which the employees purchase such interests (a “Spectrum exit event”). Additionally, in order for any incentive amount to be payable, the aggregate value of the employees’ Class C units of CBD Holdings must equal or exceed $8,600,000 at the time of the Spectrum exit event. The amount of the incentive pool actually payable at a Spectrum exit event will be determined by subtracting the total value of the management’s equity from $13,250,000, but in no event shall the incentive pool exceed $4,000,000 in the aggregate. If the total value of the management’s Class C units in CBD Holdings at the time of an exit event exceeds $13,250,000, then the employees will be entitled to receive no incentive amount from CBD Investor. The incentive pool, if payable, will be allocated among the employees based on their relative percentage ownership in CBD Holdings. For administrative reasons, such amounts will actually be paid by us and CBD Investor will fund all amounts payable through contributions to CBD Holdings, which in turn will contribute such amounts to us.

CBD Investor has also agreed that upon a Spectrum exit event, if the value of the Class C units held by employees equals or exceeds $8,600,000 but does not exceed $13,250,000 then CBD Investor will pay Mr. Schwing an amount equal to $350,000. CBD Investor also issued John P. Schwing an additional 806 Class C Units of CBD Holdings on June 13, 2003.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

All of the issued and outstanding equity interests of CBD Media LLC are owned by CBD Holdings. CBD Investor, which is owned by affiliates of Spectrum Equity Investors, owns membership interests in CBD Holdings that represent approximately 95% of the economic interests of CBD Holdings (assuming full vesting of the issued and outstanding Class C units) and 100% of the voting power of CBD Holdings. The remainder of the membership interests in CBD Holdings are owned by Cincinnati Bell Inc., Douglas A. Myers, John P. Schwing, David D. Miller and other members of our management. CBD Media is the sole stockholder of CBD Finance, Inc.

The following table sets forth information with respect to the beneficial ownership of the membership units of CBD Holdings as of June 30, 2003 by:

•	each person known to own beneficially more than 5% of any class of CBD Holdings’ membership units;

•	each of our directors and Named Executive Officers; and

•	all of our directors and executive officers as a group.

Each unitholder possesses sole voting and investment power with respect to the units listed, unless otherwise noted. Unless otherwise noted, the address of each unitholder is c/o CBD Media LLC, 312 Plum Street, Suite 900, Cincinnati, Ohio 45202.

	Units
	Class A		Class B		Class C(1)
Name of Beneficial Owner	Number of Units Beneficially Owned	Percent of Class	Number of Units Beneficially Owned	Percent of Class	Number of Units Beneficially Owned	Percent of Class	Percent of Total Economic Interest(2)	Percent of Total Voting Power
CBD Investor, Inc.(3)	491,137	97.44%	458,863	97.44%	—	—	95.10%	100.00%
Brion B. Applegate(4)(6)	—	—	—	—	—	—	—	—
Benjamin M. Coughlin(5)(6)	—	—	—	—	—	—	—	—
Douglas A. Myers	—	—	—	—	3,125	52.24%	1.25%	—
John P. Schwing	—	—	—	—	690	14.90%	*	—
David D. Miller	—	—	—	—	690	11.54%	*	—
All directors and executive officers as a group	—	—	—	—	4,505	78.68%	1.88%	—

*	Less than one percent
(1)	Holders of Class C units are not entitled to vote with respect to their Class C units. The number of units indicated reflects all issued and outstanding Class C units each of which have vested or will vest as of June 30, 2003. The remaining issued and outstanding Class C units will vest ratably on March 7 (in the case of Douglas A. Myers) or March 8 (for all other employees), of each of 2004, 2005 and 2006, except with respect to 806 issued and outstanding Class C units granted to John P. Schwing which will vest ratably on June 13 of each of 2004, 2005, 2006 and 2007.
(2)	Assumes full vesting of the issued and outstanding Class C units.
(3)	Spectrum Equity Investors III, L.P., SEI III Entrepreneurs’ Fund, L.P., Spectrum III Investment Managements’ Fund, L.P., Spectrum Equity Investors IV, L.P., Spectrum Equity Investors Parallel IV, L.P., and Spectrum IV Investment Manager’s Fund, L.P. (the “Spectrum Partnerships”) collectively own all of the outstanding shares of CBD Investor. The address for each of these entities is c/o Spectrum Equity Investors, 333 Middlefield Road, Suite 200, Menlo Park, California, 94025.
(4)	Mr. Applegate is also a general partner of two of the Spectrum Partnerships and a general partner of each of the general partners of the other four Spectrum Partnerships. He is also President and a director of CBD Investor. Voting and disposition of the membership units owned by CBD Investor is controlled indirectly by the general partners of the Spectrum Partnerships, and requires the approval of two or more individual general partners. In his capacity as general partner, Mr. Applegate may be deemed to share beneficial ownership of the membership units shown as beneficially owned by CBD Investor, but disclaims such beneficial ownership.
(5)	Mr. Coughlin is also Secretary and a director of CBD Investor. He does not directly or indirectly have or share voting or investment power or have or share the ability to influence voting or investment power over the membership units shown as beneficially owned by CBD Investor.
(6)	The address for this director is c/o Spectrum Equity Investors, 333 Middlefield Road, Suite 200, Menlo Park, California, 94025.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Limited Liability Company Agreement of CBD Media Holdings

In connection with the acquisition of the directory publishing business of Cincinnati Bell Directory, CBD Investor, Inc. (an entity controlled by the Spectrum entities and of which Brion B. Applegate and Benjamin A. Coughlin are directors), Broadwing Holdings Inc., Douglas A. Myers, John P. Schwing, David D. Miller and our other management employees (who we collectively refer to as “management members”) entered into a limited liability company agreement for CBD Holdings, which is the sole member of CBD Media LLC. The limited liability company agreement of CBD Holdings defines the members’ rights with respect to voting, ownership and transfer of their interests in CBD Holdings. The limited liability company agreement allocates the membership interests in CBD Holdings among these parties. CBD Investor and Broadwing Holdings both hold interests in two classes of membership units, and management members hold interests in a separate class of units. CBD Investor is the only party that is entitled to vote with respect to its units. Approval of actions of CBD Holdings requiring a vote of a group of members must receive a majority vote of the particular class(es) of members entitled to vote. Under this agreement, CBD Investor and Broadwing Holdings have made capital contributions to CBD Holdings for which they will not be entitled to receive interest paid on such contributions. Certain amendments of the CBD Holdings limited liability company agreement which adversely and/or disproportionately affect the interests of Broadwing Holdings and/or the management members require the consent of Broadwing Holdings and/or management members.

The voting members of CBD Holdings elect three directors to its board. Currently, the directors of CBD Holdings are Brion B. Applegate, Benjamin M. Coughlin and Douglas A. Myers. To date, no independent director has been appointed to CBD Holdings’ board.

No members of CBD Holdings may transfer their membership interests if the transfer causes a termination of CBD Holdings for income tax purposes, causes CBD Holdings to become a publicly traded partnership under the Internal Revenue Code, subjects CBD Holdings to regulations under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or ERISA laws or violates applicable laws, unless the voting members of CBD Holdings authorize a transfer by majority vote. Unless a transfer is otherwise permitted under the limited liability company agreement, any transfer of membership interests requires approval by the majority vote of the voting members, which approval may be withheld in the sole and absolute discretion of such members.

Tag-along and Drag-along Rights

If the voting members of CBD Holdings elect to sell some or all of their membership interests to a third-party in a transaction that is not a permitted transfer under the limited liability company agreement, the voting members may require all of the other members to sell an equal proportion of their interests to such third-party on the same terms and conditions and the other members shall have the right to require such third-party to purchase an equal proportion of their interests on these terms.

Limited Liability Company Agreement of CBD Media LLC

Our limited liability company agreement defines the rights of our sole member, CBD Holdings, with respect to management, distributions (including tax distributions) and indemnification. Our board is composed of three directors, elected by CBD Holdings, who manage all aspects and decisions of our business and affairs. Currently, the directors are Brion B. Applegate, Benjamin M. Coughlin and Douglas A. Myers. Under the agreement we are obligated to make distributions to CBD Holdings at times and in the aggregate amounts determined by our directors. In addition, we are required to make a tax distribution to CBD Holdings in an amount equal to 44% of our theoretical net taxable income for each fiscal year.

Under the agreement, CBD Holdings and our directors are held harmless for acts or omissions performed or omitted in good faith. CBD Holdings and our directors are entitled to indemnification for losses incurred by them, so long as they acted in good faith, to the extent of our assets.

CBD Investor Shareholder Tag-along and Drag-along Rights

If any of the shareholders of CBD Investor elect to sell some or all of their membership interests to a third-party in a transaction that is not a permitted transfer under the limited liability company agreement, CBD Investor may require all of the other members to sell an equal proportion of their interests to such third-party on the same terms and conditions and the other members shall have the right to require such third-party to purchase an equal proportion of their interests on these terms.

Restricted Unit Agreements

The membership units owned by the management and other employee members of CBD Holdings are subject to purchase by CBD Holdings under Restricted Unit Agreements entered by each of the management and other employee members. If a management or other employee member’s membership interests are purchased by CBD Holdings, the percentage interests of each of the members of the other classes of CBD Holdings will be increased by the percentage interest purchased in proportion to their own respective percentage interests and these other class members will succeed to the employee member’s capital accounts by the percentage interests so purchased.

Advisory Agreement

In connection with the acquisition, Applegate & Collatos, Inc., or ACI, a firm co-owned by Brion B. Applegate, one of CBD Media’s directors, was engaged to provide advisory services and financing advice, as well as, financial, managerial and operational advice in connection with our day-to-day operations. Under the agreement that is currently in effect as of June 2003, we pay ACI an annual management fee of $2,000,000 for its services, which is payable in quarterly installments, and will reimburse ACI for additional reasonable expenses upon its request. For the period from March 7, 2002 through June 12, 2003, we paid ACI an annual management fee of $500,000. The agreement is for an indefinite period and may only be terminated or amended by mutual consent of the parties. CBD Media agreed to indemnify and hold harmless ACI and its affiliates, officers, partners, directors, employees, agents and other controlling persons from losses arising in connection with the acquisition or the engagement to provide advice under the agreement to us. CBD Media also agreed that the indemnified persons will not be liable to us or our security holders or creditors as a result of the engagement or the performance of services unless such losses are determined by a judge to have resulted from such person’s bad faith or gross negligence.

For the period beginning March 8, 2002 and ending December 31, 2002, we paid ACI a pro-rated annual management fee of $400,000.

Acquisition Related Expenses

As a part of the acquisition, we paid transaction related costs of approximately $251,000 to Applegate & Collatos, Inc., a firm co-owned by Brion B. Applegate, one of our directors.

Makewell Guaranty

Pursuant to our former credit facility, CBD Investor Inc. was party to a Makewell Guaranty. Under the Makewell Guaranty, CBD Investor Inc. would have become obligated to make a payment of up to $20 million for the benefit of the lenders under our former credit facility in the event our total debt exceeded certain thresholds resulting in our default under the terms of our former credit facility. The Makewell Guaranty terminated upon the consummation of the transactions contemplated by the recapitalization.

Management Incentive Plan

In connection with the recapitalization, CBD Investor established an incentive compensation program for our current employees who hold equity interests in CBD Holdings, under which CBD Investor (i) paid these employees as a group, an aggregate amount of $1.0 million which was subsequently paid on July 11, 2003 upon consummation of the recapitalization and (ii) has agreed to provide an additional incentive pool to these employees of up to $4.0 million that would also be funded by CBD Investor. For administrative reasons, such amounts will actually be paid by us and CBD Investor will fund all amounts payable through contributions to CBD Holdings, which in turn will contribute such amounts to us. See “Management—Management Incentive Plan.”

Purchase of Outstanding Notes

An entity affiliated with Brion B. Applegate, one of our directors, purchased from the initial purchasers $2.0 million in aggregate principal amount of outstanding notes.

DESCRIPTION OF OTHER INDEBTEDNESS

General

In connection with the recapitalization, we entered into a new senior credit facility with Lehman Commercial Paper Inc., as administrative agent, Bank of America, N.A., as syndication agent, Toronto Dominion (Texas), Inc., as documentation agent, and Lehman Brothers Inc. and Banc of America Securities LLC, as joint advisors, joint lead arrangers and joint book runners.

Our new senior credit facility consists of a revolving credit facility and a term loan facility. Our new revolving credit facility provides for loans in principal amount of up to $5.0 million, which, as permitted, will be available for general corporate purposes. The term loan facility has a principal amount of $160.0 million. The proceeds of the term loan facility were used along with the proceeds from the offering notes and cash on hand to fund the recapitalization.

Our new revolving credit facility matures six years after the closing of the recapitalization and our new term loan facility matures six and one-half years after the closing of the recapitalization.

Our obligations under our new senior credit facility are secured and unconditionally and irrevocably guaranteed jointly and severally by CBD Holdings, our sole member and each direct or indirect domestic subsidiary that may be created or acquired, including CBD Finance, with certain exceptions as set forth in the senior credit facility, pursuant to the terms of a separate guarantee.

Security interests

Our borrowings under our new senior credit facility, the guarantees and our obligations under related hedging agreements are secured by a perfected first priority security interest in:

•	all of our membership interests and all of the capital stock or other equity interests held by us of each of our existing and future direct or indirect domestic subsidiaries; in the case of a foreign subsidiary, if any, such pledge shall be limited to 65% of the shares of such capital stock or equity interests;

•	all of our membership interests held by CBD Holdings and all other capital stock or other equity interest held by each guarantor of each of their existing and future direct or indirect domestic subsidiaries; in the case of a foreign subsidiary, if any, such pledge shall be limited to 65% of the shares of such capital stock or equity interests; and

•	all of our tangible and intangible assets and the tangible and intangible assets of each of the guarantors (which are CBD Holdings and each existing and future direct or indirect subsidiaries that may be created or acquired, including CBD Finance, with certain exceptions as set forth in our credit agreement).

Interest rates and fees

Borrowings under our new senior credit facility bear interest, at our option, at either:

•	a base rate, plus an applicable margin for the term loan facility and revolving facility, respectively; or

•	a Eurodollar rate on deposits for one, two, three or six-month periods, plus an applicable margin for the term loan facility and revolving facility, respectively.

The applicable margin for base rate revolving loans ranges from 1.75% to 2.50%, and the applicable margin for Eurodollar rate revolving loans ranges from 2.75% to 3.50%, in each case is based on a leverage ratio. The applicable margin for base rate term loans is 2.25%, and the applicable margin for Eurodollar rate term loans is 3.25%

We also pay the lenders a commitment fee on the unused commitments under our new revolving credit facility, which is payable quarterly in arrears.

Mandatory and optional repayment

Subject to exceptions for reinvestment of proceeds, we are required to prepay outstanding loans under our new senior credit facility with the net proceeds of certain asset dispositions, issuances of certain equity or incurrence of certain indebtedness and a portion of excess cash flow.

We may voluntarily prepay loans or reduce commitments under our new senior credit facility, in whole or in part, subject to minimum amounts. If we prepay eurodollar rate loans other than at the end of an applicable interest period, we will be required to reimburse lenders for their redeployment costs.

Covenants

Our new senior credit facility contains negative and affirmative covenants and requirements affecting us and domestic subsidiaries that we create or acquire, with certain exceptions set forth in our credit agreement. Our new senior credit facility contains the following negative covenants and restrictions, among others: restrictions on liens, real estate purchases, sale-leaseback transactions, indebtedness, dividends and other restricted payments, guarantees, redemptions, liquidations, consolidations and mergers, acquisitions, asset dispositions, investments, loans, advances, changes in line of business, formation of new subsidiaries, changes in fiscal year, transactions with affiliates, amendments to charter, by-laws and other material documents, hedging agreements and intercompany indebtedness. Our new senior credit facility also requires us, and will require our future subsidiaries, with certain exceptions set forth in our senior credit facility, to meet certain financial covenants and ratios specified therein, including a maximum leverage ratio, a maximum senior leverage ratio, an interest coverage ratio, a capital expenditures covenant and a fixed charge coverage ratio. At June 30, 2003, we were not required to be in compliance with the restrictive covenants.

Our new senior credit facility contains the following affirmative covenants, among others: delivery of financial and other information to the administrative agent, compliance with laws, maintenance of properties, licenses and insurance, access to books and records by the lenders, notice to the administrative agent upon the occurrence of events of default, material litigation and other events, conduct of business and existence, payment of obligations, further assurances, maintenance of collateral and maintenance of interest rate protection agreements.

Events of Default

Our new senior credit facility specifies certain events of default, including, among others: failure to pay principal, interest or fees; material inaccuracy of representations and warranties; violation of covenants; cross-defaults and cross-accelerations in other material agreements; certain bankruptcy and insolvency events; certain ERISA events; certain undischarged judgments; the loss of material rights under any material contract including the loss of the right to use the “Cincinnati Bell Directory” trademark pursuant to an agreement with Cincinnati Bell Inc.; invalidity of guarantees or security documents; and change of control.

DESCRIPTION OF THE EXCHANGE NOTES

The Issuers issued the outstanding notes and will issue the exchange notes under an Indenture (the “Indenture”) among the Issuers and HSBC Bank USA, as Trustee. The form and terms of the exchange notes are identical to those of the outstanding notes in all material respects, except the exchange notes will have been registered under the Securities Act. See “The Exchange Offer—Purpose and Effect.” The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. Certain terms used in this description are defined under the subheading “—Certain Definitions. Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the Indenture. In this description, the terms “Issuers”, “we”, and “ours” refers only to CBD Media LLC and CBD Finance, Inc., as co-issuers and co-obligors, who are jointly and severally liable on the notes, and not to any of their respective subsidiaries.

The following description is only a summary of the material provisions of the Indenture and the Registration Rights Agreement. We urge you to read the Indenture and the Registration Rights Agreement because they, not this description, define your rights as holders of these Notes. We have filed copies of the Indenture and the Registration Rights Agreement as exhibits to the registration statement, which includes this prospectus. You may also request copies of these agreements at our address set forth under the heading “Where You Can Find More Information.”

The registered holder of a note will be treated as its owner for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Guarantees

The Notes

The notes are:

•	our general unsecured obligations;

•	subordinated in right of payment to all of our existing and future Senior Debt, including our borrowings under the new senior credit facility;

•	equal in right of payment with any of our future senior subordinated indebtedness; and

•	fully and unconditionally guaranteed on a senior subordinated basis by the Guarantors.

The Guarantees

The notes will be guaranteed by each of our future Domestic Subsidiaries that guarantees our Credit Facilities.

Each Subsidiary Guarantee of the notes, if any:

•	will be a general unsecured obligation of the Guarantor;

•	will be subordinated in right of payment to all existing and future Senior Debt of the Guarantor; and

•	will be equal in right of payment with any future senior subordinated indebtedness of the Guarantor.

As of June 30, 2003, we had total Senior Debt of approximately $160.0 million under the credit facility. As indicated above and as discussed in detail below under the caption “—Subordination,” payments on the notes and under any Subsidiary Guarantees will be subordinated to the payment of Senior Debt. The indenture will permit us and the Guarantors to incur additional Senior Debt.

Currently, CBD Media LLC does not have any Subsidiaries other than CBD Finance, Inc., and CBD Finance has no subsidiaries. The indenture will not restrict the ability of CBD Media LLC to create, acquire or capitalize Subsidiaries in the future. To the extent such Subsidiaries are not Guarantors, in the event of a bankruptcy, liquidation or reorganization of any of these non-Guarantor Subsidiaries, the non-Guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us.

To the extent that we create or acquire Subsidiaries in the future, all of our direct and indirect subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture and will not guarantee the notes.

Principal, Maturity and Interest

We initially issue up to $150.0 million aggregate principal amount of notes (the “initial notes”). Subject to compliance with the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” below, we may issue additional notes under the indenture from time to time after this offering. The initial notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. We will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on June 1, 2011.

Interest on the notes will accrue at the rate of 8.625% per annum and will be payable semi-annually in arrears on June 1 and December 1, commencing on December 1, 2003. We will make each interest payment to the holders of record on the immediately preceding May 15 and November 15.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

As described under the caption “—Registration Rights; Liquidated Damages” below, we may be required to pay Liquidated Damages on interest payment dates under certain circumstances pursuant to the registration rights agreement.

Methods of Receiving Payments on the Notes

If a holder of at least $1,000,000 in principal amount of notes has given wire transfer instructions to us, we will pay all principal, interest, premium and Liquidated Damages, if any, on that holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless we elect to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the notes, and we or any of our Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Subsidiary Guarantees

The notes will be guaranteed by each of our future Domestic Subsidiaries that guarantees our Credit Facilities. The Subsidiary Guarantees will be joint and several obligations of the Guarantors. Each Subsidiary Guarantee will be subordinated to the prior payment in full of all Senior Debt of the Guarantor. The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risk Related to the Offering and the Notes—Federal and state laws, may permit a court to void our obligations to you under the notes or subsidiary guarantees.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than CBD Media LLC or another Guarantor, unless:

(1)	either:

(a)	such Guarantor is the surviving corporation; or

(b)	the Person formed by or surviving any such sale, consolidation or merger (if other than such Guarantor) or to which such sale or other disposition has been made is a corporation, limited partnership or limited liability company organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Subsidiary Guarantee and the registration rights agreement pursuant to a supplemental indenture reasonably satisfactory to the trustee;

(3)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(4)	such Guarantor, or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor), or to which such sale or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first paragraph of the covenant described above under the subheading “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.”

Except as described in the next succeeding paragraph, the entity formed by or surviving any consolidation or merger (if other than us or a Guarantor) will succeed to, and be substituted for, and may exercise every right and power of, such Guarantor under the indenture.

The Subsidiary Guarantee of a Guarantor will be released:

(1)    solely as to the purchaser in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of us, if the sale or other disposition complies with the provisions described under the subheading “—Repurchase at the Option of Holders—Asset Sales” below;

(2)    in connection with any sale of all of the Capital Stock of a Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of us, if the sale complies with provisions described under the caption “—Repurchase at the Option of Holders—Asset Sales” below;

(3)    if we designate any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4)    to the extent provided under the captions “—Defeasance” and “—Satisfaction and Discharge.”

Subordination

The payment of principal, interest, premium and Liquidated Damages, if any, on the notes, will be subordinated to the prior payment in full in cash of all of our Senior Debt, including Senior Debt incurred after the date of the indenture.

The holders of Senior Debt will be entitled to receive payment in full, in cash, of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt) before the holders of notes will be entitled to receive any payment with respect to the notes (except that holders of notes may receive and retain Permitted Junior Securities and payments made from the trust described under “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”), in the event of any distribution to our creditors:

(1)    in our liquidation or dissolution;

(2)    in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property;

(3)    in an assignment for the benefit of our creditors; or

(4)    in any marshaling of our assets and liabilities.

We also may not make any payment in respect of the notes (except in Permitted Junior Securities or from the trust described under “—Legal Defeasance and Covenant Defeasance”) if:

(1)    a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

(2)    any other default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity and the trustee receives a notice of such default (a “Payment Blockage Notice”) from us or the holders of any Designated Senior Debt.

Payments on the notes may and will be resumed:

(1)    in the case of a payment default on Designated Senior Debt, upon the date on which such default is cured or waived; and

(2)    in the case of a nonpayment default on Designated Senior Debt, upon the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated.

No new Payment Blockage Notice may be delivered unless and until:

(1)    360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

(2)    all scheduled payments of principal, interest, premium and Liquidated Damages, if any, on the notes that have come due have been paid in full in cash.

No nonpayment default on Designated Senior Debt that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.

If the trustee or any holder of the notes receives a payment in respect of the notes (except in Permitted Junior Securities or from the trust described under “—Legal Defeasance and Covenant Defeasance”) when:

(1)    the payment is prohibited by these subordination provisions; and

(2)    the trustee or the holder has actual knowledge that the payment is prohibited;

the trustee or the holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt, the trustee or the holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt or their proper representative.

The Subsidiary Guarantee of each Guarantor will be subordinated to Senior Debt of such Guarantor to the same extent and in the same manner as the notes are subordinated to our Senior Debt.

We must promptly notify holders of Senior Debt if payment of the notes is accelerated because of an Event of Default.

As a result of the subordination provisions described above, in the event of our bankruptcy, liquidation or reorganization, holders of the notes may recover less ratably than creditors who are holders of our Senior Debt. See “Risk Factors—Risks Related to the Offering and the Notes—Your right to receive payments on the notes is junior to our existing indebtedness and possibly all of our future borrowings.”

Optional Redemption

At any time prior to June 1, 2006, we may on one or more occasions redeem up to 35% of the aggregate principal amount of notes (including additional notes) issued under the indenture at a redemption price of 108.625% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of any Equity Offerings; provided, however, that:

(1)    at least 65% of the aggregate principal amount of notes (which includes additional notes, if any) issued under the indenture remain outstanding immediately after the occurrence of such redemption (excluding notes held by us and our Subsidiaries); and

(2)    the redemption occurs within 90 days of the date of the closing of such Equity Offering.

Except pursuant to the preceding paragraph, the notes will not be redeemable at our option prior to June 1, 2007.

On or after June 1, 2007, we may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on June 1 of the years indicated below subject to the rights of holders on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2007	104.313%
2008	102.156%
2009 and thereafter	100.000%

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1)    if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2)    if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

We are not required to make mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, we may be required to offer to purchase notes as described under the caption “—Repurchase at the Option of Holders—Change in Control” and “—Asset Sales.” We may at any time and from time to time purchase notes in the open market or otherwise.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, we will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of repurchase subject to the right of holders on the relevant record date to receive interest due on the relevant payment date. Within 30 days following any Change of Control, we will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the indenture by virtue of such conflict.

On the Change of Control Payment Date, we will, to the extent lawful:

(1)    accept for payment all notes or portions of notes properly tendered and not withdrawn pursuant to the Change of Control Offer;

(2)    deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)    deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by us.

The paying agent will promptly mail to each holder of notes accepted for payment the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

Prior to complying with any of the provisions of this “Change of Control” covenant, but in any event within 90 days following a Change of Control, we will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of notes required by the covenant. We will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require us to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

We will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all notes properly tendered and not withdrawn under the Change of Control Offer; or (2) notice of redemption has been given pursuant to the indenture as described above under the heading “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price. A Change in Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer. Notes repurchased pursuant to a Change of Control Offer will be retired and cancelled.

The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of CBD Media LLC and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the initial purchasers and us. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in such covenant, however, the indenture will not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of us and our Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase our notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of us and our Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

We will not, and will not permit any Restricted Subsidiary to, consummate an Asset Sale unless:

(1)    We (or the Restricted Subsidiary, as the case may be) receive consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2)    the fair market value is determined by our Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the trustee; and

(3)    at least 75% of the consideration received in the Asset Sale by us or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

(a)    any liabilities shown on our or such Restricted Subsidiary’s most recent balance sheet (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a written instrument that releases us or such Subsidiary from further liability;

(b)    any securities, notes or other obligations received by us or any such Restricted Subsidiary from such transferee that are converted within 60 days by us or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion; and

(c)    any stock or assets of the kind referred to in clause (2) of the next paragraph of this covenant.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, we or such Restricted Subsidiary may apply those Net Proceeds at our or its option:

(1)    to repay Senior Debt and, if the Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2)    to acquire (or enter into a binding agreement to acquire; provided that our commitment under such agreement shall be subject only to customary conditions and such acquisition shall be consummated within 60 days after the end of such 365-day period) all or substantially all of the assets of, or a majority of the Voting Stock of, another Person engaged in a Permitted Business or the minority interest in any Restricted Subsidiary; or

(3)    to acquire assets or property that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, we may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, we will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer for the notes will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of the purchase of all properly tendered and not withdrawn notes pursuant to an Asset Sale Offer, we may use such remaining Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

The agreements governing our outstanding Senior Debt currently prohibit us from purchasing any notes and also provide that certain change of control or asset sale events with respect to us would constitute a default under these agreements. Any future credit agreements or other agreements relating to Senior Debt to which we become a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we will remain prohibited from purchasing notes. In such case, our failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes. See “Risk Factors—We may not have the ability to raise the funds necessary to finance any change of control offer required by the indenture.”

Certain Covenants

Restricted Payments

We will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

(1)    declare or pay any dividend or make any other payment or distribution on account of our or any Restricted Subsidiary’s Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving us or any Restricted Subsidiary) or to the direct or indirect holders of our or any Restricted Subsidiary’s Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of us or to us or a Restricted Subsidiary);

(2)    purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving us) any Equity Interests of us or any direct or indirect parent of us;

(3)    make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes or the Subsidiary Guarantees (excluding any intercompany Indebtedness between or among us and any of our Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4)    make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1)    no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

(2)    We would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3)    such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by us and the Restricted Subsidiaries after the date of the indenture, is less than the sum, without duplication, of:

(a)    (i) 100% of our Consolidated Cash Flow (or in the event such Consolidated Cash Flow shall be a deficit, minus 100% of such deficit) for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of our most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, less (ii) 1.5 times our Consolidated Interest Expense for the same period, plus

(b)    100% of the fair market value of the aggregate net proceeds received by us since the date of the indenture as a contribution to our common equity capital or from the issue or sale of Equity Interests of us (excluding Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of us or any Guarantor that have been converted into or exchanged for such Equity Interests (other than Equity Interests, Disqualified Stock or debt securities sold to a Subsidiary of us); provided that if the fair market value of the aggregate net proceeds received (after deducting any net cash proceeds) exceeds $10.0 million, the Board of Directors of CBD Media LLC shall receive a written opinion from an accounting, appraisal or investment banking firm of national standing as to the fair market value of the aggregate net proceeds, plus

(c)    to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, plus

(d)    any dividends received by us or a Restricted Subsidiary after the date of the indenture from an Unrestricted Subsidiary of ours, to the extent that such dividends were not otherwise included in our Consolidated Net Income for such period; plus

(e)    in case, after the date of the indenture, any Unrestricted Subsidiary has been redesignated as a Restricted Subsidiary under the terms of the indenture or has been merged, consolidated or amalgamated with or into, or transfers or conveys assets to, or is liquidated into us or a Restricted Subsidiary, an amount equal to the lesser of (i) the fair market value of the Investments owned by us and the Restricted Subsidiaries in such Unrestricted Subsidiary at the time of redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable) and (ii) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary.

The preceding provisions will not prohibit:

(1)    the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

(2)    the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of us or any Guarantor or of any Equity Interests of us in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of us) of, Equity Interests of us (other than Disqualified Stock); provided, however, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3) (b) of the preceding paragraph;

(3)    the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of us or any Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness; provided, however, that such amounts shall be excluded from the calculation of Restricted Payments;

(4)    the payment of any dividend by a Restricted Subsidiary to the holders of its Equity Interests on a pro rata basis; provided, however, that such amounts shall be excluded from the calculation of Restricted Payments;

(5)    the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of us or any Restricted Subsidiary held by any of our (or any Restricted Subsidiary’s) employees, former employees, members of the Board of Directors or former members of the Board of Directors pursuant to any agreement (including employment agreements) or plan (or amendments thereto) approved by the Board of Directors of CBD Media LLC under which such individuals purchase or sell or are granted the option to purchase or sell, Equity Interests; provided, however, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed, together with Restricted Payments made under clause (8)(ii) below, $1.0 million per fiscal year and up to an aggregate amount of, together with Restricted Payments made under clause (8)(ii) below, $5.0 million during the term of the indenture; provided, however that such purchases, repurchases, redemptions, retirements and other acquisitions for value shall be excluded in the calculation of the amounts of Restricted Payments;

(6)    the payment (x) of a dividend or other distribution in an amount not to exceed $132.1 million to CBD Holdings on or prior to the later of (i) July 31, 2003 or (ii) the last day permitted under the Credit Agreement and (y) to employees of CBD Media LLC to pay amounts due under the Management Incentive Compensation Plan in an aggregate amount not to exceed $5.0 million; provided that any contributions to CBD Media LLC in connection with the Management Incentive Compensation Plan used to make such payments pursuant to this clause (6)(y) will be excluded from clause (3)(b) of the preceding paragraph; provided, however, that such dividend, distribution or amounts paid shall be excluded from the calculation of Restricted Payments;

(7)    for so long as CBD Media LLC is treated as a pass-through or disregarded entity for United States federal income tax purposes or for so long as CBD Media LLC or CBD Finance, Inc. is a member of a consolidated group of corporations for federal income tax purposes, other than as the common parent, Tax Distributions, provided, however, that Tax Distributions shall be excluded in the calculation of the amount of Restricted Payments;

(8)    any payment of dividends, other distributions or other amounts by CBD Media LLC for the purposes set forth below; provided, however, that such dividend, distribution or other amounts will be excluded in the calculation of the amount of Restricted Payments:

(i)    to CBD Holdings in amounts equal to the amounts required for CBD Holdings to pay franchise taxes and other fees required to maintain its existence;

(ii)    to CBD Holdings in amounts equal to amounts to be expended by CBD Holdings or a parent Affiliate to purchase, repurchase, redeem or otherwise acquire for value any Equity Interests of CBD Media LLC or CBD Holdings held by any of our (or any Restricted Subsidiary’s) employees, former employees, members of the Board of Directors or former Member of the Board of Directors pursuant to any agreement (including employment agreements) or plan (or amendments thereto) approved by the Board of Directors of CBD Media LLC or CBD Holdings under which such individuals purchase or sell or are granted the option to purchase or sell, Equity Interests; provided, however, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed, together with Restricted Payments made under paragraph (5) above, $1.0 million per fiscal year and up to an aggregate amount of, together with Restricted Payments made under clause (5) above, $5.0 million during the term of the indenture, plus any amounts contributed by CBD Holdings to CBD Media LLC as a result of resales of such repurchased or acquired Equity Interests; provided any amounts so contributed and used to repurchase, redeem or acquire Equity Interests pursuant to this clause (8)(ii) will be excluded from clause (3)(b) of the preceding paragraph; or

(iii)    to CBD Holdings to pay operating and overhead expenses incurred in the ordinary course of business and allocable to CBD Media LLC in an aggregate amount not to exceed $500,000 per fiscal year;

(9)    any payments of dividends, other distributions or other amounts by CBD Media LLC following the first bona fide underwritten public offering of common Equity Interests by CBD Media LLC or its successor of up to 6% per annum of the net proceeds received by CBD Media LLC or such successor, as the case may be, from such public offering; provided, however, that (A) the aggregate amount of all such dividends paid pursuant to this clause shall not exceed the aggregate amount of net proceeds received by CBD Media LLC or such successor, as the case may be, from such public offering; and (B) such dividends shall be included in the calculation of the amount of Restricted Payments; or

(10)    other Restricted Payments in an aggregate amount since the date of the Indenture not to exceed $5.0 million; provided, however, that such amounts shall be included in the calculation of Restricted Payments.

provided, however, that, with respect to clauses (5), (8)(ii), (8)(iii) and (9) above, no Default or Event of Default shall have occurred and be continuing immediately after such transaction.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the assets, property or securities proposed to be transferred or issued by us or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors whose resolution with respect thereto will be conclusive and will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $10.0 million. Not later than the date of making any Restricted Payment, we will deliver to the trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and we will not issue any Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of preferred stock; provided, however, that we may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any Restricted Subsidiary that is a Subsidiary Guarantor may incur Indebtedness (including Acquired Debt) or issue preferred stock, if our Leverage Ratio at the time of incurrence of such Indebtedness or the issuance of such Disqualified Stock or preferred stock, as the case may be, after giving pro forma effect to such incurrence or issuance as of such date and to the use of proceeds therefrom as if the same had occurred at the beginning of the most recently ended four full fiscal quarter period for which internal financial statements are available would have been no greater than 6 to 1.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)    the incurrence by us or any of the Subsidiary Guarantors of additional Indebtedness and letters of credit under one or more Credit Facilities, including the Credit Agreement in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of us and the Restricted Subsidiaries thereunder) not to exceed $165.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by us or any of our Restricted Subsidiaries since the date of this indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to provisions described above under the caption “—Repurchase at the Option of Holders—Asset Sales” above;

(2)    the incurrence by us and the Restricted Subsidiaries of the Existing Indebtedness;

(3)    the incurrence by us and the Guarantors of Indebtedness represented by the initial notes (and the related exchange notes to be issued in exchange for notes issued under the indenture) and the incurrence by the Guarantors of the Subsidiary Guarantees;

(4)    the incurrence by us or any Restricted Subsidiary of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of us or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $5 million at any time outstanding;

(5)    the incurrence by us or any Restricted Subsidiary of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was incurred under the preceding paragraph or clauses (2), (3), (4), (5) or (13) of this paragraph subject in the case of clauses (4) and (13) to the limits therein;

(6)    the incurrence by us or any Restricted Subsidiary of intercompany Indebtedness between or among us and any Restricted Subsidiary; provided, however, that:

(a)    if we are, or a Guarantor is, the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes or the Subsidiary Guarantees, as the case may be; and

(b)    (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than us or a Restricted Subsidiary and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either us or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by us or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)    the incurrence by us or any Restricted Subsidiary of Hedging Obligations that are incurred in the ordinary course of business practices for the purpose of fixing or hedging currency, commodity or interest rate risk (including with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding) and not for speculative purposes;

(8)    the guarantee by us or any of the Guarantors of Indebtedness of us or a Restricted Subsidiary that was permitted to be incurred by another provision of this “—Incurrence of Indebtedness and Issuance of Preferred Stock” covenant;

(9)    the incurrence by our Unrestricted Subsidiaries of Non-recourse Debt; provided, however, that if any such Indebtedness ceases to be Non-recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary that was not permitted by this clause (9);

(10)    Indebtedness incurred by us or any of our Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation to letters of credit in respect to workers’ compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(11)    obligations in respect of performance and surety bonds and completion guarantees provided by us or any Restricted Subsidiary in the ordinary course of business;

(12)    the incurrence by us or any of our Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two business days of incurrence; and

(13)    the incurrence by us or any Restricted Subsidiary of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted

Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (13), not to exceed $7.5 million.

For purposes of determining compliance with this covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (13) above as of the date of incurrence thereof or is entitled to be incurred pursuant to the first paragraph of this covenant as of the date of incurrence thereof, we shall, in our sole discretion, classify in whole or in part on the date of incurrence (or later reclassify in whole or in part) such item of Indebtedness in any manner that complies with this covenant. Indebtedness under Credit Agreement outstanding on the date on which the notes are first issued will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. Accrual of interest or dividends, the accretion or amortization of accreted value, original issue discount or liquidation preference and changes to amounts outstanding in respect of Hedging Obligations solely as a result of fluctuations in foreign currency, exchange ratios or interest rates or by reason of fees, indemnities and compensation payable thereunder and the payment of interest or dividends in the form of additional Indebtedness or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant.

Liens

We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired by us or such Restricted Subsidiary securing Indebtedness ranking pari passu with, or junior to, the notes or the Subsidiary Guarantees (other than Permitted Liens) unless all payments due under the notes or the applicable Subsidiary Guarantees are secured on an equal and ratable basis if such secured Indebtedness is pari passu with the notes or the Subsidiary Guarantee, as the case may be, and otherwise, on a senior basis to the Indebtedness so secured until such time as such Indebtedness is no longer secured by a Lien.

No Senior Subordinated Debt

We will not incur any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of us and senior in any respect in right of payment to the notes. No Guarantor will incur any Indebtedness that is subordinate or junior in right of payment to the Senior Debt of such Guarantor and senior in any respect in right of payment to such Guarantor’s Subsidiary Guarantee.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)    pay dividends or make any other distributions on its Capital Stock to us or any Restricted Subsidiary, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to any Restricted Subsidiary;

(2)    make loans or advances to us or any Restricted Subsidiary; or

(3)    transfer any of its properties or assets to us or any Restricted Subsidiary.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)    agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture (including the Credit Agreement) and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2)    the indenture, the notes and the Subsidiary Guarantees;

(3)    applicable law;

(4)    any instrument governing Indebtedness or Capital Stock of a Person acquired by us or any Restricted Subsidiary as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5)    customary non-assignment provisions in leases entered into in the ordinary course of business;

(6)    purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

(7)    Permitted Refinancing Indebtedness, provided, however, that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(8)    Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens; and

(9)    provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business; and

(10)    restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

We may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not we are the surviving corporation) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of our properties or assets, in one or more related transactions, to another Person; unless:

(1)    either: (a) we are the surviving Person; or (b) the Person formed by or surviving any such consolidation or merger (if other than us) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation or so long as one of the issuers of the notes will remain a corporation, a limited partnership or limited liability company organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2)    the Person formed by or surviving any such consolidation or merger (if other than us) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of us, under the notes, the indenture and the registration rights agreement pursuant to a supplemental indenture reasonably satisfactory to the trustee;

(3)    immediately after such transaction no Default or Event of Default exists; and

(4)    except with respect to a consolidation or merger of us with or into a Guarantor, we or the Person formed by or surviving any such consolidation or merger (if other than us), or to which such sale, assignment, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock.”

In addition, we may not, directly or indirectly, lease all or substantially all of our properties or assets, in one or more related transactions, to any other Person.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default or Event of Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by us and any Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under either the first paragraph of the covenant described under the caption “—Restricted Payments” above or under the definition of “Permitted Investments”, as determined by us. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default or Event of Default.

Any designation of a Subsidiary of us as an Unrestricted Subsidiary will be evidenced to the trustee by us delivering to the trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the conditions set forth in the definition of “Unrestricted Subsidiary” and was permitted by the covenant described under the caption ”—Restricted Payments” above. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” above, we will be in default of such covenant. The Board of Directors may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” above, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Transactions with Affiliates

We will not, and will not permit any Restricted Subsidiary to, make any payment to, or sell, lease, transfer or otherwise dispose of any of our or its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1)    the Affiliate Transaction is on terms that are no less favorable to us or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by us or such Restricted Subsidiary with an unrelated Person; and

(2)    we deliver to the trustee:

(a)    with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b)    with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)    any employment agreements or arrangements and benefits plans or arrangements, and any transactions contemplated by any of the foregoing relating to the compensation and employee benefits matters, in each case in respect of employees, officers or directors entered into by us or any Restricted Subsidiary in the ordinary course of business;

(2)    transactions between or among us and/or the Restricted Subsidiaries;

(3)    transactions with a Person that is an Affiliate of us solely because we own an Equity Interest in such Person;

(4)    payment of reasonable directors fees and indemnities to Persons who are not otherwise Affiliates of us;

(5)    transactions pursuant to any tax sharing agreement;

(6)    transactions pursuant to the Advisory Agreement as in effect on the date of the indenture;

(7)    sales of Equity Interests (other than Disqualified Stock) to Affiliates of us;

(8)    loans or advances to employees in the ordinary course of business, but in any event, not to exceed $500,000 in the aggregate outstanding at any one time;

(9)    the pledge of Equity Interests of Unrestricted Subsidiaries to support the Indebtedness thereof; and

(10)    Restricted Payments or Permitted Investments that are permitted by the provisions of the indenture described above under the caption “—Restricted Payments.”

Future Subsidiary Guarantees

If we or any Restricted Subsidiary acquires or creates a Domestic Subsidiary after the date of the indenture that Guarantees our Credit Facilities, then that newly acquired or created Domestic Subsidiary will become a Guarantor and execute a supplemental indenture in the form set forth in the indenture within 20 business days of the date on which it was acquired or created; provided, however, that the foregoing shall not apply to Subsidiaries that have properly been designated as Unrestricted Subsidiaries in accordance with the indenture for so long as they continue to constitute Unrestricted Subsidiaries.

Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be Guaranteed by that Restricted Subsidiary without rendering the Subsidiary Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Business Activities

We will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to us and the Restricted Subsidiaries taken as a whole.

Payments for Consent

We will not, and will not permit any Subsidiary to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the Commission, so long as any notes are outstanding, we will furnish to the trustee for mailing to holders of notes, within the time periods specified in the Commission’s rules and regulations:

(1)    all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if we were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by our certified independent accountants; and

(2)    all current reports that would be required to be filed with the Commission on Form 8-K if we were required to file such reports.

If we have designated any of our Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of us and our Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of us.

In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, whether or not required by the Commission, we will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, we and the Guarantors have agreed that, for so long as any notes remain outstanding, we and they will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an Event of Default:

(1)    default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the notes (whether or not prohibited by the subordination provisions of the indenture);

(2)    default in payment when due of the principal of or premium, if any, on the notes (whether or not prohibited by the subordination provisions of the indenture);

(3)    failure by us or any of Restricted Subsidiary to comply with the provisions described under the captions or “—Certain Covenants—Merger, Consolidation or Sale of Assets,” “Repurchase at the Option of Holders—Asset Sales” or “Repurchase at the Option of Holders—Change of Control;

(4)    failure by us or any Restricted Subsidiary for 30 days after notice to comply with the provisions described under the captions “—Certain Covenants—Restricted Payments” or “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(5)    failure by us or any Restricted Subsidiary for 60 days after notice to comply with any of its other agreements in the indenture or the notes;

(6)    default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by us or any Restricted Subsidiary (or the payment of which is guaranteed by us or any Restricted Subsidiary) whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

(a)    is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)    results in the acceleration of such Indebtedness prior to its final stated maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(7)    failure by us or any of our Subsidiaries to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

(8)    except as permitted by the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

(9)    certain events of bankruptcy or insolvency with respect to us or any Restricted Subsidiary that would constitute a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising under clause (9) above, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately; provided, however, that so long as any Indebtedness permitted to be incurred pursuant to the Indebtedness under the Credit Agreement shall be outstanding, the acceleration shall not be effective until the earlier of (a) an acceleration of any Indebtedness under the Credit Agreement or (b) five business days after our receipt of written notice of the acceleration of the notes.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Liquidated Damages.

The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal of, the notes (other than the non-payment of interest or Liquidated Damages, if any, on the notes that became due solely because of the acceleration of the notes).

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of us with the intention of avoiding payment of the premium that we would have had to pay if we then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to June 1, 2007, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of us with the intention of avoiding the prohibition on redemption of the notes prior to June 1, 2007, then the premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, we are required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, stockholder, partner or member of us or any Guarantor, as such, will have any liability for any obligations of us or the Guarantors under the notes, the indenture or the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

We may, at our option and at any time, elect to have all of our obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1)    the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

(2)    our obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)    the rights, powers, trusts, duties and immunities of the trustee, and our and the Guarantors’ obligations in connection therewith; and

(4)    the Legal Defeasance provisions of the indenture.

In addition, we may, at our option and at any time, elect to have the obligations of us and the Guarantors released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)    We must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and we must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2)    in the case of Legal Defeasance, we have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)    in the case of Covenant Defeasance, we have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)    no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5)    such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries is bound;

(6)    we must deliver to the trustee an officers’ certificate stating that the deposit was not made by us with the intent of preferring the holders of notes over the other creditors of us with the intent of defeating, hindering, delaying or defrauding creditors of us or others; and

(7)    we must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

(1)    reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)    reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption or repurchase of the notes (including provisions (and applicable definitions) relating to the covenants described above under the caption “—Repurchase at the Option of Holders” other than amendments effective prior to the occurrence of the event that would otherwise give rise to such repurchase obligation);

(3)    reduce the rate of or change the time for payment of interest on any note;

(4)    waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5)    make any note payable in money other than that stated in the notes;

(6)    make any change in the provisions (including applicable definitions) of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the notes;

(7)    waive a redemption or repurchase payment with respect to any note (including a payment required by the provisions described above under the caption “—Repurchase at the Option of Holders”);

(8)    make any change in any Subsidiary Guarantees that would adversely affect the holders of the notes or release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9)    make any change in the amendment and waiver provisions which require each holder’s consent or waiver.

In addition, any amendment to, or waiver of, the provision of the indenture relating to subordination that adversely affects the rights of holders of the notes will require the consent of the holders of at least 75% in aggregate principal amount then outstanding.

Notwithstanding the preceding, without the consent of any holder of notes, we, the Guarantors and the trustee may amend or supplement the indenture or the notes:

(1)    to cure any ambiguity, defect or inconsistency or to correct a manifest error;

(2)    to provide for uncertificated notes in addition to or in place of certificated notes;

(3)    to provide for the assumption of our obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of our assets;

(4)    to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5)    to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust indenture Act;

(6)    to comply with the rules of any applicable securities depositary;

(7)    to add Guarantees with respect to notes or to secure the notes;

(8)    to add to the covenants of us or any Guarantor for the benefit of the holders of the notes or surrender any right or power conferred upon us or any Guarantor;

(9)    to evidence and provide for the acceptance and appointment under the indenture of a successor trustee pursuant to the requirements thereof; or

(10)    to conform the text of the indenture or the note to any provision of this Description of Notes to the extent that such provision in the Description of Notes was intended to be a verbatim recitation of a provision of the indenture, the Subsidiary Guarantees or the notes.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the indenture becomes effective, we are required to mail to holders of the notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the notes, or any defect therein, will not impair or affect the validity of the amendment.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)    either:

(a)    all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to us, have been delivered to the trustee for cancellation; or

(b)    all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year, and we or any Guarantor have or has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2)    no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which we or any Guarantor is a party or by which we or any Guarantor is bound;

(3)    we or any Guarantor have or has paid or caused to be paid all sums payable by it under the indenture; and

(4)    we have delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, we must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of us or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must (i) eliminate such conflict within 90 days, (ii) apply to the Commission for permission to continue or (iii) resign.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Where You Can Obtain Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture and the registration rights agreement without charge by writing to CBD Media LLC, 312 Plum Street, Suite 900, Cincinnati, OH 45202, Attention: Chief Financial Officer.

Registration Rights

We have filed a registration statement to comply with out obligations under the registration rights agreement to register the issuance of the exchange notes. See “The Exchange Offer.”

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1)    Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2)    Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Advisory Agreement” means that certain Advisory Agreement, dated March 8, 2002, by and between CBD Media LLC and Applegate & Collatos, Inc., including any amendments, modifications or supplements thereto, through the date of the indenture.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1)    the sale, lease, transfer, conveyance or other disposition of any assets or rights, provided, however, that the sale, lease, transfer, conveyance or other disposition of all or substantially all of the assets of us and the Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions described under the caption “—Repurchase at the Option of the Holders—Asset Sales”; and

(2)    the sale or issuance of Equity Interests in any Restricted Subsidiary.

Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

(1)    any single transaction or series of related transactions that involves assets having a fair market value of less than $1.0 million or for net cash proceeds of less than $1.0 million;

(2)    a sale, lease, transfer, conveyance or other disposition of assets between or among us and the Restricted Subsidiaries,

(3)    a sale, lease, transfer, conveyance or other disposition of inventory or accounts receivable in the ordinary course of business;

(4)    the sale or other disposition of cash or Cash Equivalents in the ordinary course of business;

(5)    any sale of Equity Interests in or Indebtedness of or other securities of an Unrestricted Subsidiary;

(6)    an issuance of Equity Interests by a Restricted Subsidiary to us or to another Restricted Subsidiary;

(7)    sales of property or equipment that has become worn out, obsolete or damaged or otherwise unsuitable for use in connection with our business or the business of any of our Restricted Subsidiaries;

(8)    the license of patents, trademarks, copyrights and know-how to third persons in the ordinary course of business; and

(9)    a Restricted Payment that is permitted by the covenant described above under the caption  “—Certain Covenants—Restricted Payments” or any Permitted Investment.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1)    with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)    with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)    with respect to any limited liability company (including CBD Media LLC for so long as it is a limited liability company), the managing member or members or any controlling committee of members or body designated as the board of directors of the limited liability company; and

(4)    with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1)    in the case of a corporation, corporate stock;

(2)    in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)    in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)    any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1)    United States dollars;

(2)    securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3)    certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4)    repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)    commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within six months after the date of acquisition; and

(6)    money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1)    the direct or indirect sale, transfer, lease, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of us and the Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Related Party of a Principal;

(2)    the adoption of a plan relating to the liquidation or dissolution of us provided if the adoption of such plan is required to be approved by our equityholders, a Change of Control will only occur upon the adoption of such plan by our equityholders;

(3)    the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), other than the Principals and their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of us, measured by voting power rather than number of shares; or

(4)    the first day on which a majority of the members of our Board of Directors, or of the Board of Directors of our direct or indirect parent, are not Continuing Directors.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commission” means the Securities and Exchange Commission or any successor agency.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1)    an amount equal to any extraordinary loss plus any net loss, together with any related provision for taxes or Tax Distributions, realized by such Person or any of its Restricted Subsidiaries in connection with (a) an Asset Sale, or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2)    provision for taxes based on income or profits or the Tax Distributions of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes or the Tax Distributions was deducted in computing such Consolidated Net Income; plus

(3)    Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period, to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(4)    depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5) (x)    any other non-cash items reducing Consolidated Net Income, including compensation expense resulting from distributions or other payments by CBD Holdings or its Affiliates (other than us) to management holders of equity interests in CBD Holdings (but excluding any non-cash charges which require an accrual of or a cash reserve for cash charged for any future period) of such Person and its Restricted Subsidiaries and (y) any payments by CBD Media LLC in connection with the Management

Incentive Compensation Plan to the extent funded by contributions to CBD Media LLC by CBD Investor Inc. or its Affiliates (other than us); minus

(6)    non-cash items increasing such Consolidated Net Income for such period, other than (a) the accrual of revenue in the ordinary course of business and (b) any reversal of any non-cash item to the extent such reversed non-cash item previously reduced an addition to Consolidated Cash Flow pursuant to the parenthetical to clause (5) above, in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1)    the consolidated interest expense of such Person and the Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issued discount, non-cash interest payments, the interest component of any deferred payment obligation, the interest component of all payments associated with Capital Lease Obligations, commission, discounts and other fees and charges incurred in respect of letters of credit or bankers acceptance financings, and net payments (if any) pursuant to Hedging Obligations);

(2)    the consolidated interest expense of such Person and the Restricted Subsidiaries that was capitalized during such period;

(3)    any interest expense on Indebtedness of another Person that is guaranteed by such Person or any of its Restricted Subsidiaries or secured by a Lien on assets of such Person or any of the Restricted Subsidiaries (whether or not such guarantee or Lien is called upon); and

(4)    the product of:

(a)    all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Restricted Subsidiary) on any series of preferred Equity Interests or Disqualified Stock of such Person or its Restricted Subsidiaries, times

(b)    a fraction, the numerator of which is one and the denominator of which is one minus the then-current combined federal, state and local statutory tax rate of such Person (or, in the case of a Person that is a partnership or a limited liability company, the combined federal, state and local income tax rate that was or would have been utilized to calculate the Tax Distribution of such Person), expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)    the Net Income (but not the loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary;

(2)    the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3)    the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded; and

(4)    the cumulative effect of a change in accounting principles will be excluded.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of an entity who:

(1)    was a member of such Board of Directors on the date of the indenture; or

(2)    was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Agreement” means that certain Credit Agreement, dated as of June 13, 2003, by and among CBD Media LLC, CBD Holdings and the Lenders thereto, providing for up to $160.0 million of term loan borrowings and $5.0 million of revolving credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced (in whole or in part) from time to time.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time and any other agreement (and related document) governing Indebtedness incurred to refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Facility or a successor Credit Facility, whether by the same or any other lender or group of lenders (including pursuant to indebtedness issued pursuant to an indenture).

“Default” means any event that is, or with the passage of time or the giving of notice would be, an Event of Default.

“Designated Senior Debt” means (i) any Indebtedness outstanding under the Credit Agreement and (ii) any other Senior Debt permitted hereunder the principal amount of which is $20.0 million or more and that has been designated by us as “Designated Senior Debt.”

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event (other than an optional call for redemption by us), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require us to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that we may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Domestic Subsidiary” means any Restricted Subsidiary of us that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of us.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a sale of common Equity Interests of us or a contribution to our common equity capital with the net cash proceeds of a substantially concurrent offering of common Equity Interests of CBD Holdings, excluding Disqualified Stock.

“Existing Indebtedness” means the Indebtedness of us and our Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, until such amounts are repaid.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

“guarantee” means a guarantee, other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantors” means each Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the indenture, and their respective successors and assigns.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)    interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2)    other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

“Income Tax Liabilities” means an amount determined by multiplying (a) all taxable income and gains of CBD Media LLC and its Restricted Subsidiaries for such taxable year by (b) forty-four percent (44%) or, if there is a change in applicable federal, state or local tax rates, such other rates as the Chief Financial Officer of CBD Media LLC determines in good faith to be a reasonable approximation of the effective combined federal, state and local income taxation rates generally payable by CBD Holdings, its owners or the Restricted Subsidiaries with respect to the income and gains of CBD Media LLC and its Restricted Subsidiaries.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1)    in respect of borrowed money;

(2)    evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)    in respect of banker’s acceptances;

(4)    representing Capital Lease Obligations;

(5)    representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6)    representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date will be:

(1)    the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2)    the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel, relocation and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If we or any of our Restricted Subsidiaries sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of us such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of us, we will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by us or any Restricted Subsidiary of us of a Person that holds an Investment in a third Person will be deemed to be an Investment by us or such Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Leverage Ratio” means the ratio of:

(a)    the aggregate principal amount of our outstanding Indebtedness and the Indebtedness of the Restricted Subsidiaries plus the amount of all obligations in respect of the repayment of Disqualified Stock and the liquidation preference of preferred stock of Restricted Subsidiaries as of the date of calculation in accordance with GAAP, to

(b)    our aggregate Consolidated Cash Flow for the last four full fiscal quarters for which financial statements are available and have been filed with the Commission or the trustee pursuant to “—Reports” (the “Reference Period”).

For purposes of this definition, the aggregate outstanding principal amount of the Indebtedness, the repayment obligations and liquidation preference amount of us and the Restricted Subsidiaries for which such calculation is made shall be determined on a pro forma basis as if the Indebtedness or capital stock giving rise to the need to perform such calculation had been incurred and issued and the proceeds therefrom had been applied, and all other transactions in respect of which such Indebtedness is being incurred or capital stock is being issued, had occurred on the first day of such Reference Period. In addition to the foregoing, for purposes of this definition, the Leverage Ratio shall be calculated on a pro forma basis, after giving effect to (i) any incurrence (and the application of the proceeds therefrom) or repayment of other Indebtedness or issuance of Disqualified Stock or preferred stock of a Restricted Subsidiary (and the application of the proceeds therefrom) or the redemption of such stock at any time subsequent to the beginning of the Reference Period and on or prior to the date of determination as if such incurrence (and the application of the proceeds thereof), or the repayment, as the case may be, occurred on the first day of the Reference Period, and (ii) any acquisition or disposition at any time on or subsequent to the first day of the Reference Period and on or prior to the date of determination as if such acquisition or disposition (including the incurrence, assumption or liability for, or repayment of, any such Indebtedness or capital stock and also including any Consolidated Cash Flow associated with such acquisition or disposition) had occurred on the first day of the Reference Period. For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of us and shall comply with the requirements of Rule 11-02 of Regulation S-X promulgated by the Commission.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Management Incentive Compensation Plan” means that certain incentive compensation program for the benefit of employees of CBD Media LLC to be funded by contributions from CBD Investor Inc. or its Affiliates (other than us).

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)    any gain (or loss), together with any related provision for taxes or Tax Distributions on such gain (or loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)    any extraordinary gain (or loss), together with any related provision for taxes or Tax Distributions on such extraordinary gain (or loss).

“Net Proceeds” means the aggregate cash proceeds received by us or any Restricted Subsidiary in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale but only as and when received), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, recording fees, title transfer fees, appraiser fees, costs of preparation of assets for sale and any relocation expenses incurred as a result of the Asset Sale, taxes or Tax Distributions paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than Senior Debt, secured by a Lien on the asset or assets that were the subject of such Asset Sale, all distribution and other payments required to be made to minority interest holders in Restricted Securities or joint ventures as a result of the Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-recourse Debt” means Indebtedness:

(1)    as to which neither the Company nor any Restricted Subsidiary (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2)    no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time of both any holder of any other Indebtedness (other than the notes) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3)    as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any Restricted Subsidiary;

provided, however, that in no event shall Indebtedness of any Unrestricted Subsidiary fail to be Non-Recourse Debt solely as a result of any default provisions contained in a Guarantee thereof by us or any Restricted Subsidiary if we or that Restricted Subsidiary was otherwise permitted to incur that Guarantee pursuant to the indenture.

“Obligations” means any principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us or our Subsidiaries whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages (including liquidated damages), guarantees and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereof.

“Permitted Business” means the business conducted by us and the Restricted Subsidiaries on the date of the indenture and the businesses reasonably related incidental or ancillary thereto.

“Permitted Investments” means:

(1)    any Investments in us or in a Restricted Subsidiary;

(2)    any Investments in Cash Equivalents;

(3)    any Investment by CBD Media or any Restricted Subsidiary in a Person, if as a result of such Investment:

(a)    such Person becomes a Restricted Subsidiary; or

(b)    such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, CBD Media or a Restricted Subsidiary;

(4)    any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(5)    any acquisition of assets or Investment solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of CBD Media or made with the proceeds of a substantially concurrent sale of such Equity Interests (other than Disqualified Stock) made for such purpose;

(6)    any Investments received in compromise of obligations of such persons incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(7)    Hedging Obligations; and

(8)    other Investments in any Person having an aggregate fair market value (measured on the date each such investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (8) since the date of the indenture that remains outstanding not to exceed $5.0 million at any one time;

(9)    loans and advances to officers, members of the Board of Directors and employees which would otherwise constitute Restricted Investments in an aggregate amount not to exceed $500,000 extended during any one fiscal year or $1.0 million outstanding at one time.

(10)    Guarantees that constitute Permitted Debt;

(11)    Investments of any Person (other than Indebtedness of such Person) in existence at the time such Person becomes a Restricted Subsidiary of CBD Media LLC; provided such Investment was not made in connection with or in anticipation of such Person becoming a Restricted Subsidiary; and

(12)    advances, loans or extensions of credit to suppliers in the ordinary course of business by  CBD Media or any Restricted Subsidiary.

“Permitted Junior Securities” means:

(1)    Equity Interests in CBD Media; or

(2)    debt securities issued by us that are subordinated to all Senior Debt and any debt securities issued by us issued in exchange for Senior Debt to substantially the same extent as, or to a greater extent than, the notes and the Subsidiary Guarantees are subordinated to Senior Debt under the indenture.

“Permitted Liens” means:

(1)    Liens in favor of us or the Guarantors;

(2)    Liens securing (i) Senior Debt under the Credit Agreement and (ii) other Senior Debt that was permitted by the terms of the indenture to be incurred;

(3)    Liens on property of a Person existing at the time such Person is merged with or into or consolidated with CBD Media or any Subsidiary of us; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with CBD Media or the Subsidiary;

(4)    Liens on property existing at the time of acquisition of the property by CBD Media or any Subsidiary of CBD Media, provided that such Liens were in existence prior to the contemplation of such acquisition;

(5)    Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)    Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness;

(7)    Liens existing on the date of the indenture;

(8)    Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor; and

(9)    Liens incurred in the ordinary course of business of us or any Restricted Subsidiary of us with respect to obligations that do not exceed $1.0 million at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of us or any Restricted Subsidiary issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, repay, replace, defease, retire, prepay or refund other Indebtedness of us or any Restricted Subsidiary (other than intercompany Indebtedness); provided, however, that:

(1)    the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, repaid, renewed, replaced, defeased, retired, prepaid or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2)    such Permitted Refinancing Indebtedness has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, prepaid, replaced, defeased, retired, prepaid or refunded;

(3)    if the Indebtedness being extended, refinanced, renewed, repaid, replaced, defeased, retired, prepaid or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, repaid, replaced, defeased, retired, prepaid or refunded; and

(4)    such Indebtedness is incurred either by us or by the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, repaid, replaced, defeased, retired, prepaid or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principals” means Spectrum Equity Investors and its Affiliates and any Person acting in the capacity of an underwriter in connection with a public or private offering of an Issuer’s or Holding’s Equity Interests.

“Related Party” means:

(1)    any controlling equityholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Principal; or

(2)    any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means all of our current and future Subsidiaries, other than Unrestricted Subsidiaries.

“Senior Debt” means:

(1)    Indebtedness of us or any Guarantor outstanding under the Credit Agreement and all Hedging Obligations secured thereunder;

(2)    any other Indebtedness of us or any Guarantor permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes or any Subsidiary Guarantee; and

(3)    all Obligations with respect to the items listed in the preceding clauses (1) and (2), including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us to the extent post-filing interest is allowed in such proceeding.

Notwithstanding anything to the contrary in the preceding sentence, Senior Debt will not include:

(1)    any liability for federal, state, local or other taxes owed or owing by us or any Restricted Subsidiary;

(2)    any Indebtedness of us to any of our Subsidiaries or other Affiliates;

(3)    any trade payables;

(4)    any Indebtedness of us or any Restricted Subsidiary that is by its terms subordinate or pari passu in right of payment to the Notes;

(5)    the portion of any Indebtedness that is incurred in violation of the indenture; or

(6)    any obligations with respect to any Capital Stock of us or any Restricted Subsidiary.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1)    any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)    any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Subsidiary Guarantee” means the Guarantee of the notes pursuant to the indenture and in the form of the Guarantee endorsed on the form of note attached to the indenture and any additional Guarantee of the notes to be executed by any Subsidiary of the Company pursuant to the covenant described above under the caption “—Future Subsidiary Guarantees.”

“Tax Distribution” means any distribution by CBD Media LLC or its Restricted Subsidiaries to its direct or indirect owners which (i) with respect to quarterly estimated payments due in each calendar year shall be equal to twenty-five percent (25%) of the Income Tax Liabilities for such calendar year as estimated in writing by the chief financial officer of CBD Holdings, (ii) with respect to tax payments to be made with income tax returns filed for an entire taxable period or with respect to adjustments to such returns imposed by the Internal Revenue Service or other taxing authority, shall be equal to the Income Tax Liabilities for each taxable year or period minus the aggregate amount distributed for such taxable year or period as provided in clause (i) above and (iii) with respect to taxes not determined by reference to income, represents that amount of any such taxes imposed on a direct or indirect owner of CBD Media LLC as a result of such owner’s ownership of the equity of CBD Media LLC.

“Unrestricted Subsidiary” means any Subsidiary of us (or any successor to any of them) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1)    has no Indebtedness other than Non-Recourse Debt;

(2)    is not party to any agreement, contract, arrangement or understanding with us or any Restricted Subsidiary of us unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to us or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of us;

(3)    is a Person with respect to which neither we nor any of our Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

(4)    has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of us or any Restricted Subsidiary; and

(5)    has at least one director on its Board of Directors that is not a director or executive officer of us or any Restricted Subsidiary and has at least one executive officer that is not a director or executive officer of us or any Restricted Subsidiary.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)    the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)    the then outstanding principal amount of such Indebtedness.

BOOK-ENTRY; DELIVERY AND FORM

The exchange notes will be issued in the form of one or more fully registered notes in global form (“Global Notes”). Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Note for all purposes under the indenture and the exchange notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture.

Payments of the principal of, and interest on, a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the issuers, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

We expect that DTC will take any action permitted to be taken by a holder of exchange notes (including the presentation of exchange notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of exchange notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC will exchange the applicable Global Note for Certificated Notes, which it will distribute to its participants.

We understand that: DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies and certain other organizations that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the issuers nor the Trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by the issuers within 90 days, we will issue Certificated Notes in exchange for the Global Notes. Holders of an interest in a Global Note may receive Certificated Notes in accordance with the DTC’s rules and procedures in addition to those provided for under the indenture.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of material United States federal income tax considerations relevant to the exchange of the outstanding notes for the exchange notes pursuant to this exchange offer, but does not purport to be a complete analysis of all the potential tax effects. This discussion is based upon the Internal Revenue Code of 1986, as amended, or the Code, United States Treasury Regulations issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect. These authorities may be changed, perhaps with retroactive effect, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any rulings from the Internal Revenue Service with respect to the matters discussed below. There can be no assurance that the Internal Revenue Service will not take a different position concerning the tax consequences of the exchange of the outstanding notes for the exchange notes pursuant to this exchange offer.

This discussion does not address the effect of any applicable state, local, foreign or other tax laws, including gift and estate tax laws. In addition, this discussion does not address all of the United States federal income tax consequences that may be applicable to holders’ particular circumstances or to holders that may be subject to special tax rules, including, without limitation:

•	holders subject to the alternative minimum tax;

•	banks, insurance companies or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or commodities;

•	traders in securities;

•	United States holders whose “functional currency” is not the United States dollar;

•	persons that will hold the notes as a position in a hedging, “straddle,” “conversion” or other risk reduction transaction; or

•	persons deemed to sell the notes under the constructive sale provisions of the Code.

This discussion of certain United States federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application to your particular situation of the United States federal, state and local and foreign income and other tax consequences of exchanging the outstanding notes for the exchange notes.

The Exchange

The exchange of the outstanding notes for the exchange notes in the exchange offer will not be treated as an “exchange” for federal income tax purposes, because the exchange notes will not be considered to differ materially in kind or extent from the outstanding notes. Accordingly, the exchange of outstanding notes for exchange notes will not be a taxable event to holders for federal income tax purposes. Moreover, the exchange notes will have the same tax attributes as the outstanding notes and the same tax consequences to holders as the outstanding notes have to holders, including without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period. Therefore, references to “notes” apply equally to the exchange notes and the outstanding notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer which requests it in the letter of transmittal, for use in any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the outstanding notes (including any broker-dealers) against types of liabilities, including liabilities under the Securities Act.

VALIDITY OF THE SECURITIES

The validity of the securities offered hereby is being passed upon for us by Latham & Watkins LLP, Washington, DC.

EXPERTS

The financial statements of CBD Media LLC as of December 31, 2002, and for the period from March 8, 2002 to December 31, 2002, included in this prospectus and registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement described in Note 10), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Cincinnati Bell Directory Inc. as of March 7, 2002, and for the period from January 1, 2002 to March 7, 2002, included in this prospectus and registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Cincinnati Bell Directory Inc. (the predecessor to CBD Media LLC) as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, included in this prospectus and registration statement have been so included in reliance of the report of PricewaterhouseCoopers LLP, independent accountants given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

The issuers have filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4 with respect to the securities they are offering. This prospectus does not contain all the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about the issuers and the securities they are offering. Statements the issuers make in this prospectus about contracts or other documents are not necessarily complete. When the issuers make such statements, they refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

Under the terms of the indenture that governs the outstanding notes, the issuers have agreed that, whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, the issuers will furnish to the trustee for mailing to holders of the notes, within the time periods specified in the SEC’s rules and regulations (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, if the issuers were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements certified by our our independent accountants and (ii) all current reports that would be required to be filed with the SEC on Form 8-K if the issuers were required to file such reports. In addition, whether or not required by the SEC, the issuers will file a copy of all such information and reports with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the issuers have agreed to furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Upon effectiveness of the registration statement of which this prospectus is a part, the issuers will become subject to the periodic reporting and to the informational requirements of the Exchange Act and will file information with the SEC, including annual, quarterly and special reports. You may read and copy any document the issuers file with the SEC at the SEC’s public reference room at the following address:

Public Reference Room

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference room. The issuers’ SEC filings are also available at the SEC’s web site at http://www.sec.gov.

You can obtain a copy of any of the issuers’ filings, at no cost, by writing to or telephoning the issuers at the following address:

CBD Media LLC

312 Plum Street, Suite 900

Cincinnati, OH 45202

(513) 397-6794

To ensure timely delivery, please make your request as soon as practicable and, in any event, no later than five business days prior to the expiration of the exchange offer.

INDEX TO FINANCIAL STATEMENTS

Page
CBD Media LLC (As Restated)
Condensed Consolidated Balance Sheets as of June 30, 2003 (Unaudited), December 31, 2002 and June 30, 2002 (Unaudited)	F-2

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) (Unaudited) for the Three Months Ended June 30, 2003 and 2002, the Six Months Ended June 30, 2003, and the Period From March 8, 2002 (Date of Inception) to June 30, 2002

F-3
Condensed Consolidated Statements of Member’s Capital (Unaudited) for the Six Months Ended June 30, 2003 and the Period From March 8, 2002 (Date of Inception) to June 30, 2002	F-4
Condensed Consolidated Statements of Cash Flows (Unaudited) for the Six Months Ended June 30, 2003 and the Period From March 8, 2002 (Date of Inception) to June 30, 2002	F-5
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-6
Independent Auditors’ Report	F-12
Balance Sheet as of December 31, 2002	F-13
Statement of Income for the Period from March 8, 2002 (Date of Inception) to December 31, 2002	F-14
Statement of Member’s Capital for the Period from March 8, 2002 (Date of Inception) to December 31, 2002	F-15
Statement of Cash Flows for the Period from March 8, 2002 (Date of Inception) to December 31, 2002	F-16
Notes to Financial Statements	F-17

Cincinnati Bell Directory Inc. (Predecessor to CBD Media LLC)
Independent Auditors’ Report	F-23
Balance Sheet as of March 7, 2002	F-24
Statement of Income for the Period from January 1, 2002 to March 7, 2002	F-25
Statement of Changes in Owner’s Net Investment for the Period from January 1, 2002 to March 7, 2002	F-26
Statement of Cash Flows for the Period from January 1, 2002 to March 7, 2002	F-27
Notes to Financial Statements	F-28
Report of Independent Accountants	F-34
Balance Sheet as of December 31, 2001	F-35
Statements of Income and Comprehensive Income for the Years Ended December 31, 2001 and 2000	F-36
Statements of Changes in Owner’s Net Investment for the Years December 31, 2001 and 2000	F-37
Statements of Cash Flows for the Years Ended December 31, 2001 and 2000	F-38
Notes to Financial Statements	F-39

CBD MEDIA LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

AS RESTATED, SEE NOTE 5

	June 30, 2003	December 31, 2002	June 30, 2002
	(Unaudited)		(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$17,258,313	$33,213,030	$8,752,664
Accounts receivable (net of allowance of $3,077,369, $2,627,069 and $3,261,907 at June 30, 2003, December 31, 2002 and June 30, 2002, respectively)	15,005,571	7,063,386	14,318,619
Deferred directory costs	13,230,971	10,445,648	11,995,685
Prepaid expenses and other current assets	1,227,538	760,699	703,213
Related party receivable	4,662,207	301,225	1,308,587

Total current assets	51,384,600	51,783,988	37,078,768
Property and equipment (net)	53,370	48,625	51,323
Debt issuance costs (net of accumulated amortization of $120,006, $904,602 and $361,841 at June 30, 2003, December 31, 2002 and June 30, 2002, respectively)	10,288,215	5,337,149	5,879,910
Goodwill	28,298,738	28,298,738	28,298,738
Intangible assets (net)	274,175,760	287,430,999	301,092,203

Total Assets	$364,200,683	$372,899,499	$372,400,942

LIABILITIES AND MEMBER’S CAPITAL
Current Liabilities:
Current portion of long-term debt	$1,600,000	$25,200,000	$11,600,000
Accounts payable	1,108,399	781,816	859,760
Accrued liabilities	7,680,396	8,112,304	3,870,630
Deferred revenue	8,627,146	5,262,287	10,025,049
Other current liabilities	659,199	659,199	659,199
Related party payable	202,096	200,016	405,054
Related party note payable	—	—	3,000,000

Total current liabilities	19,877,236	40,215,622	30,419,692

Long-Term Debt (net of current portion)	308,400,000	184,800,000	198,400,000

Interest Rate Swap	—	1,079,130	—

Other Long-Term Liabilities	2,376,386	2,290,986	2,537,917

Member’s Capital:
Contributed capital	28,963,158	138,963,158	138,963,158
Accumulated income	4,583,903	6,629,733	2,080,175
Accumulated other comprehensive loss	—	(1,079,130)	—

Total member’s capital	33,547,061	144,513,761	141,043,333

Total Liabilities and Member’s Capital	$364,200,683	$372,899,499	$372,400,942

See notes to condensed consolidated financial statements.

CBD MEDIA LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

AS RESTATED, SEE NOTE 5

For the three months ended June 30, 2003 and 2002, the six months ended June 30, 2003 and the period from March 8, 2002 (Date of Inception) to June 30, 2002

	For the Three Months Ended June 30, 2003	For the Three Months Ended June 30, 2002	For the Six Months Ended June 30, 2003	For the Period from March 8, 2002 to June 30, 2002

Net revenue	$21,940,413	$21,114,244	$43,017,143	$26,019,225

Cost of revenue	7,951,969	8,245,004	15,756,539	10,093,011

Amortization and depreciation	6,631,070	6,832,712	13,262,138	9,109,661

General and administrative	502,625	457,671	1,124,316	540,035

Operating income	6,854,749	5,578,857	12,874,150	6,276,518

Other expenses—

Interest expense	11,946,742	3,243,129	15,069,124	4,219,616

Interest income	(58,000)	(21,916)	(149,144)	(23,273)

Total other expense	11,888,742	3,221,213	14,919,980	4,196,343

Net income (loss)	(5,033,993)	2,357,644	(2,045,830)	2,080,175

Other comprehensive income (loss)—
Loss on interest rate swap		—	(19,555)	—

Reclassification adjustment for loss on termination of interest rate swap	1,098,685	—	1,098,685	—

Total comprehensive income (loss)	$(3,935,308)	$2,357,644	$(966,700)	$2,080,175

See notes to condensed consolidated financial statements.

CBD MEDIA LLC

CONDENSED CONSOLIDATED STATEMENTS OF MEMBER’S CAPITAL (UNAUDITED)

AS RESTATED, SEE NOTE 5

For the six months ended June 30, 2003 and the period from March 8, 2002

(Date of Inception) to June 30, 2002

	Contributed Capital	Accumulated Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Total Member’s Capital
Balance at March 8, 2002	$138,963,158			$138,963,158
Net income		$2,080,175		2,080,175

Balance at June 30, 2002	$138,963,158	$2,080,175		$141,043,333

Balance at December 31, 2002	$138,963,158	$6,629,733	$(1,079,130)	$144,513,761
Net loss		(2,045,830)		(2,045,830)
Distribution to equityholder	(110,000,000)			(110,000,000)

Other comprehensive income—
Interest rate swap			1,079,130	1,079,130

Balance at June 30, 2003	$28,963,158	$4,583,903	$0	$33,547,061

See notes to condensed consolidated financial statements.

CBD MEDIA LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

AS RESTATED, SEE NOTE 5

For the six months ended June 30, 2003 and the period from March 8, 2002

(Date of Inception) to June 30, 2002

	2003	2002
Cash Flows from Operating Activities:
Net income (loss)	$(2,045,830)	$2,080,175
Adjustments to reconcile net income (loss) to cash flows provided by operating activities:
Depreciation and amortization	13,262,138	9,109,661
Write-off of debt issuance costs	4,884,848	—
Changes in certain working capital accounts, excluding effect of acquisitions:
Accounts receivable	(12,303,167)	(9,725,906)
Prepaid expenses and other assets	105,468	(43,052)
Deferred directory costs	(2,785,323)	(5,423,436)
Accounts payable	326,583	859,760
Accrued liabilities	(429,828)	2,984,570
Deferred revenue	3,364,859	6,467,222
Other.	85,400	208,979

Net cash provided by operating activities	4,465,148	6,517,973

Cash Flows from Investing Activities:
Acquisition of business		(343,433,529)
Capital expenditures	(11,644)	(53,187)

Net cash used in investing activities	(11,644)	(343,486,716)

Cash Flows from Financing Activities:
Member’s capital contributions		138,963,158
Distribution to equityholder	(110,000,000)
Debt issuance costs	(10,408,221)	(6,241,751)
Proceeds from borrowings	310,000,000	223,000,000
Payments on borrowings	(210,000,000)	(10,000,000)

Net cash provided by (used in) financing activities	(20,408,221)	345,721,407

Net Increase (Decrease) in Cash and Cash Equivalents	(15,954,717)	8,752,664

Cash and Cash Equivalents:
Beginning of period	33,213,030	—

End of period	$17,258,313	$8,752,664

Supplemental Cash Flow Information:
Cash paid for interest (including interest rate swap)	$11,362,825	$3,139,775

Cash paid for income taxes	$38,224	$—

See notes to condensed consolidated financial statements.

CBD MEDIA LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

For the six months ended June 30, 2003 and the period from March 8, 2002

(Date of Inception) to June 30, 2002

1.    Summary Of Significant Accounting Policies

Nature of Business—CBD Media LLC (the “Company”) is located in Cincinnati, Ohio. The Company publishes yellow page directories and sells directory advertising and information services in the Greater Cincinnati area, including Northern Kentucky and Southeast Indiana. These services are available to customers in the form of a traditional printed directory and an internet based service known as “Cincinnati Exchange” and on CD-ROM. The Company is a wholly-owned subsidiary of CBD Media Holdings LLC.

On May 21, 2003, the Company formed a wholly-owned finance subsidiary, CBD Finance, Inc. (“CBD Finance”), which is incorporated in the state of Delaware. CBD Finance recently co-issued senior subordinated notes, joint and severally, with the Company. Separate financial statements for CBD Finance are not provided because CBD Finance does not have independent assets or operations from the Company.

Basis of Presentation—The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. The information disclosed in the notes to the financial statements included in the Company’s financial statements for the period ended December 31, 2002 has not changed materially unless otherwise disclosed herein. Financial information as of December 31, 2002 included in these condensed financial statements has been derived from audited financial statements. In management’s opinion, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the interim periods have been made.

Results of operations are not necessarily indicative of the results that may be expected for future interim periods or for the full year.

Cash and Cash Equivalents—Cash and cash equivalents represent cash on hand and demand deposits with banks and short-term, highly liquid investments.

Property and Equipment—Depreciation is computed using the straight-line method over estimated useful lives ranging from three to five years.

Goodwill and Intangible Assets—At inception the Company adopted Financial Accounting Standard No. (“FAS”) 142—“Goodwill and Other Intangible Assets.” Recorded goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually in the fourth quarter. Other intangible assets are amortized over lives ranging from 10 to 30 years and are reviewed for impairment in accordance with FAS 144—“Accounting for the Impairment or Disposal of Long-Lived Assets.” A summary of intangible assets is as follows:

	Advertiser list	Non-compete covenant	Listing database	Trademark and tradename license	Total
Carrying amount June 30, 2002	$52,000,000	$154,000,000	$200,000	$104,000,000	$310,200,000
Accumulated Amortization	(2,247,796)	(5,133,334)	(6,667)	(1,720,000)	(9,107,797)

Net amount at June 30, 2002	$49,752,204	$148,866,666	$193,333	$102,280,000	$301,092,203

Carrying amount December 31, 2002	$52,000,000	$154,000,000	$200,000	$104,000,000	$310,200,000
Accumulated Amortization	(5,619,000)	(12,833,334)	(16,667)	(4,300,000)	(22,769,001)

Net amount at December 31, 2002	$46,381,000	$141,166,666	$183,333	$99,700,000	$287,430,999

Carrying amount June 30, 2003	$52,000,000	$154,000,000	$200,000	$104,000,000	$310,200,000
Accumulated Amortization	(8,564,240)	(20,533,333)	(26,667)	(6,900,000)	(36,024,240)

Net amount at June 30, 2003	$43,435,760	$133,466,667	$173,333	$97,100,000	$274,175,760

CBD MEDIA LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amortization of identifiable intangible assets for the next five years as of June 30, 2003 is as follows:

Period ending June 30:
2004	$26,139,000
2005	25,445,000
2006	24,841,000
2007	24,315,000
2008	23,855,000

Deferred Directory Costs—Direct costs incurred related to directories published in June and November of each year are deferred and amortized over the life of the directory, generally twelve months. Primary directory costs include sales commissions paid to sales agents and printing and distribution costs associated with the directory publications.

Debt Issue Costs—The costs related to the issuance of debt are capitalized and amortized to interest expense over the life of the related loans using the effective interest method. On June 13, 2003, the Company successfully completed a recapitalization, in which the existing credit facility was terminated and the Company entered into a new $165,000,000 senior credit facility, and issued and sold $150,000,000 of 8 5/8% senior subordinated notes. The Company incurred debt issuance costs of $10,408,221 related to the recapitalization. Existing debt issuance costs related to the Term A and Term B loans of $6,241,751 (and accumulated amortization of $1,356,902) were written off and charged to interest expense in conjunction with the termination of such debt. Amortization of $5,457,155 ($4,884,848 related to the write-off of existing debt issuance costs) and $361,841 has been charged to interest expense for the six months ended June 30, 2003 and period from March 8, 2002 to June 30, 2002, respectively.

Vendor Incentives—The Company has long-term contracts with certain vendors under which the vendors pay cash incentives to the Company for entering into the contracts. These incentives are recorded as deferred income and amortized as a reduction of cost of sales over the related contract terms. The amount of deferred vendor incentives that are expected to be amortized within one year are recorded as a current liability within other current liabilities. The remaining portion of deferred vendor incentives are recorded within other long-term liabilities. Total deferred vendor incentives were approximately $3,036,000, $2,950,000 and $3,197,000 at June 30, 2003, December 31, 2002 and June 30, 2002, respectively.

Fair Value of Financial Instruments—The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, accounts payable, and other accrued expenses approximate their fair values due to the short-term nature of these financial instruments. The fair value of the Company’s long-term debt, including current maturities, is estimated using discounted cash flow analyses, based on the incremental borrowing rates currently available to the Company for similar debt with similar terms and maturity.

Concentration of Credit Risks—Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. Management believes its credit policies are prudent and reflect normal industry terms and business risk. The Company does not anticipate non-performance by its customers and, accordingly, does not require collateral.

Revenue Recognition—Revenue is primarily the result of selling advertising that is subsequently placed in the Cincinnati Bell Yellow Pages. Revenues related to publishing directories are recognized using the “amortization method” under which revenues are recognized over the lives of the directories, generally twelve months.

CBD MEDIA LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Income Taxes—No provision for federal taxes is required because the Company has elected to be taxed as a limited liability company; accordingly each member’s respective share of income is included in its federal return. The Company has provided for certain state and city taxes which are classified within general and administrative expenses, in the amount of approximately $55,000 and $49,000 for the six months ended June 30, 2003 and the period from March 8, 2002 to June 30, 2002, respectively.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

2.    Acquisition

On March 8, 2002, the Company purchased certain assets and assumed certain liabilities of Cincinnati Bell Directory, Inc., which encompassed the yellow page operations owned by Broadwing, Inc. for $343,433,529. Under purchase accounting, the purchase price was allocated based on the fair value of the assets acquired and liabilities assumed. The excess of the purchase price over the assets and liabilities either purchased or assumed has been recorded as goodwill. The acquired operation has been reflected in the statement of income from the date of acquisition, March 8, 2002. The acquisition was financed by member’s equity contributions and debt borrowings.

Assets acquired and liabilities assumed were as follows:

Accounts receivable	$5,901,300
Prepaid expenses and deferred directory costs	6,870,569
Goodwill	28,298,738
Other intangible assets	310,200,000
Liabilities assumed	(7,837,078)

Total	$343,433,529

The following unaudited pro forma financial information is presented on the basis that the Company’s purchase of the yellow page operations owned by Broadwing, Inc. had occurred as of January 1, 2002:

Pro forma net revenue for the period from January 1, 2002 to June 30, 2002	$40,288,000
Pro forma net income for the period from January 1, 2002 to June 30, 2002	$2,357,000

CBD MEDIA LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.    Long-Term Debt

Long-term debt at June 30, 2003, December 31, 2002 and June 30, 2002 consisted of the following:

	June 30, 2003	December 31, 2002	June 30, 2002
Related party short-term note payable to Spectrum			$3,000,000
Term Loan A, payable to a consortium of banks, with interest of 5.02% and 6.5% at December 31, 2002 and June 30, 2002, respectively, due in installments through December 31, 2007		$50,000,000	50,000,000
Term Loan B, payable to a consortium of banks, with interest of 5.02% and 6.5% at December 31, 2002 and June 30, 2002, respectively, due in installments through December 31, 2008		160,000,000	160,000,000
8 5/8% Senior Subordinated notes due 2011	$150,000,000
Tranche B term loan facility, payable to a consortium of banks, with interest of 4.38% at June 30, 2003. Due in installments through December 31, 2008	160,000,000

Total	310,000,000	210,000,000	213,000,000
Less current maturities	1,600,000	25,200,000	14,600,000

Total	$308,400,000	$184,800,000	$198,400,000

On June 13, 2003, the Company successfully completed a recapitalization, in which the existing credit facility was terminated and the Company entered into a new $165,000,000 senior credit facility, and issued and sold $150,000,000 of 8 5/8% senior subordinated notes due 2011. Net of fees and expenses the note issuance generated cash proceeds of $141,441,779. These proceeds, along with the proceeds from the new senior credit facility with a Tranche B term loan of $160,000,000, and cash on hand were used to retire the existing $50,000,000 Term Loan A and the $160,000,000 Term Loan B. As part of the recapitalization, the Company made a distribution of $110,000,000 to equityholders in June 2003 and plans to make an additional distribution of $18,300,000 to equityholders in the third quarter of 2003. Substantially all assets of the Company are pledged as collateral under the Tranche B term loan and the revolving line of credit.

On June 13, 2003, the Company also entered into a revolving line of credit as part of the same senior credit facility as the $160,000,000 Tranche B term loan, under which the Company may borrow up to $5,000,000 at the bank’s prime rate or LIBOR, plus applicable margins. This line of credit replaced the existing line of credit, under which the Company could borrow up to $10,000,000 at the bank’s prime rate plus 2.25% or the LIBOR rate plus 3.25%. There were no borrowings outstanding on the revolving lines of credit at June 30, 2003, December 31, 2002 or June 30, 2002.

The fair value of the Company’s debt obligations approximates the respective carrying value as of June 30, 2003.

Under the terms of the loan agreements noted above, certain restrictive covenants exist regarding the Company’s ability to enter into new loan agreements, enter into interest rate hedges, buy or sell assets, enter into mergers or acquisitions, affect a liquidation of the Company, pay dividends, or amend the provisions of the Company’s bylaws, articles of incorporation or any provision of any material contract. Other restrictive covenants include leverage restrictions, interest coverage, and fixed charge coverage. At June 30, 2003, the Company was not required to be in compliance with the restrictive covenants. At June 30, 2002, the Company was in compliance with all restrictive covenants.

In conjunction with the previous credit facility, the Company entered into an interest rate swap agreement on October 4, 2002 that effectively converted a portion of the interest on the Term A and B loans to a fixed rate of

CBD MEDIA LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.17%. In accordance with FAS 133—“Accounting for Derivative Instruments and Hedging Activities,” the Company has classified this interest rate swap agreement as a cash flow hedge. On June 18, 2003, in conjunction with the recapitalization, the Company paid approximately $3,300,000 to terminate this interest swap agreement.

Scheduled maturities of long-term debt are as follows:

Twelve months ending June 30:
2004	$1,600,000
2005	1,600,000
2006	1,600,000
2007	1,600,000
2008	1,600,000
2009 and after	302,000,000

Total	$310,000,000

4.    Related Party Transactions

Affiliates of Broadwing Holdings, Inc., a member of CBD Media Holdings LLC, provide the Company with billing, collection and distribution services through its affiliate Cincinnati Bell Telephone. Total fees for such services were $698,971 and $582,495 for the six months ended June 30, 2003 and the period from March 8, 2002 (date of inception) to June 30, 2002, respectively. In addition, the Company provides Cincinnati Bell Telephone with advertising, printing and distribution services. Total fees for such services were $4,071,174 and $3,507,901 for the six months ended June 30, 2003 and the period from March 8, 2002 (date of inception) to June 30, 2002, respectively.

Applegate & Collatos, Inc., an affiliate of the principal member of CBD Media Holdings LLC, provides the Company with management services. Total fees for such services were $250,000 and $158,333 for the six months ended June 30, 2003 and the period from March 8, 2002 (date of inception) to June 30, 2002, respectively. In addition, the Company paid transaction related costs of approximately $251,000 to Applegate & Collatos, Inc. in connection with the acquisition on March 8, 2002.

As of June 30, 2002, the Company had $3,000,000 outstanding on a $6,000,000 line of credit from Spectrum, Inc., at the time, a 95.2% owner of CBD Media Holdings LLC. The short term note was payable on demand and had an interest rate of 2.88%. Interest expense related to the note payable was approximately $18,000 for the period from March 8, 2002 (date of inception) to June 30, 2002.

5.    Restatement of Financial Statements

Subsequent to the issuance of the Company’s 2002 financial statements and second quarter 2003 financial statements, the Company’s management determined that the estimated useful lives of certain intangible assets were inappropriate and the method of amortizing the advertiser list intangible asset did not properly reflect the use of the asset over its life. As a result, the financial statements for the six months ended June 30, 2003, and the 2002 financial statements, have been restated from the amounts previously reported to reflect an increase in the useful lives and a change from straight line to an accelerated method of amortizing the advertiser related assets.

The following is a summary of the effect of the restatement:

	June 30, 2003		December 31, 2002		June 30, 2002
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Intangible assets (net)	$268,840,000	$274,175,760	$284,349,999	$287,430,999	$299,860,000	$301,092,203
Accumulated income (loss)	(751,857)	4,583,903	3,548,733	6,629,733	847,972	2,080,175

	For the Three Months Ended June 30, 2002		For the Three Months Ended June 30, 2002		For the Six Months Ended June 30, 2003		For the Period from March 8, 2002 to June 30, 2002
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Amortization and depreciation	$7,758,450	$6,631,070	$7,756,864	$6,832,712	$15,516,898	$13,262,138	$10,341,864	$9,109,661
Operating income	5,727,369	6,854,749	4,654,705	5,578,857	10,619,390	12,874,150	5,044,315	6,276,518
Net income (loss)	(6,171,373)	(5,033,993)	1,433,492	2,357,644	(4,300,590)	(2,045,830)	847,972	2,080,175
Total comprehensive income (loss)	(5,062,688)	(3,935,308)	1,433,492	2,357,644	(3,221,460)	(966,700)	847,972	2,080,175

* * * * *

INDEPENDENT AUDITORS’ REPORT

To the Member of CBD Media LLC

We have audited the accompanying balance sheet of CBD Media LLC (“CBD Media”) (a wholly-owned subsidiary of CBD Media Holdings, LLC) as of December 31, 2002, and the related statements of income, member’s capital and cash flows for the period from March 8, 2002 (Date of Inception) to December 31, 2002. These financial statements are the responsibility of CBD Media’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of CBD Media as of December 31, 2002, and the results of its operations and its cash flows for the period from March 8, 2002 to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10, the 2002 financial statements have been restated.

DELOITTE & TOUCHE LLP

Cincinnati, Ohio

March 13, 2003, October 20, 2003 as to Note 10

CBD MEDIA LLC

BALANCE SHEET

AS RESTATED, SEE NOTE 10

December 31, 2002
ASSETS

Current Assets:
Cash and cash equivalents	$33,213,030
Accounts receivable (net of allowance of $2,627,069)	7,063,386
Deferred directory costs	10,445,648
Prepaid expenses and other current assets	760,699
Related party receivable	301,225

Total current assets	51,783,988
Property and Equipment (net)	48,625
Debt Issuance Costs (net of accumulated amortization of $904,602)	5,337,149
Goodwill	28,298,738
Intangible Assets (net)	287,430,999

Total Assets	$372,899,499

LIABILITIES AND MEMBER’S CAPITAL

Current Liabilities:
Current portion of long-term debt	$25,200,000
Accounts payable	781,816
Accrued liabilities	8,112,304
Deferred revenue	5,262,287
Other current liabilities	659,199
Related party payable	200,016

Total current liabilities	40,215,622
Long-Term Debt (net of Current portion)	184,800,000

Interest Rate Swap	1,079,130

Other Long-Term Liabilities	2,290,986

Commitments and Contingencies (Note 5)

Member’s Capital:
Contributed capital	138,963,158
Accumulated income	6,629,733
Other comprehensive loss	(1,079,130)

Total member’s capital	144,513,761

Total Liabilities and Member’s Capital	$372,899,499

See notes to financial statements.

CBD MEDIA LLC

STATEMENT OF INCOME

AS RESTATED, SEE NOTE 10

For the period from March 8, 2002 (Date of Inception) to December 31, 2002

Net revenue	$67,535,313

Cost of revenue	26,098,609

Amortization and depreciation	22,777,616

General and administrative expenses	1,646,453

Operating income	17,012,635

Other expenses—
Interest expense	10,544,486
Interest income	(161,584)

Total other expenses	10,382,902

Net income	6,629,733

Other comprehensive loss—interest rate swap	(1,079,130)

Total comprehensive income	$5,550,603

See notes to financial statements.

CBD MEDIA LLC

STATEMENT OF MEMBER’S CAPITAL

AS RESTATED, SEE NOTE 10

For the period from March 8, 2002

(Date of Inception) to December 31, 2002

	Contributed Capital	Accumulated Income	Other Comprehensive Loss	Total Member’s Capital
Capital contribution	$138,963,158			$138,963,158

Net income		$6,629,733		6,629,733
Other comprehensive loss—
Interest rate swap			$(1,079,130)	(1,079,130)

December 31, 2002	$138,963,158	$6,629,733	$(1,079,130)	$144,513,761

See notes to financial statements.

CBD MEDIA LLC

STATEMENT OF CASH FLOWS

AS RESTATED, SEE NOTE 10

For the period from March 8, 2002 (Date of Inception)

to December 31, 2002

Cash Flows from Operating Activities:
Net income	$6,629,733
Adjustments to reconcile net income to cash flows provided by operating activities:
Depreciation and amortization	22,777,616
Changes in certain working capital accounts, excluding effect of acquisitions:
Accounts receivable	(1,463,311)
Prepaid expenses and other assets	442,223
Deferred directory costs	(3,873,399)
Accounts payable	781,816
Accrued liabilities	7,021,206
Deferred revenue	1,704,460
Other	(37,952)

Net cash provided by operating activities	33,982,392

Cash Flows from Investing Activities:
Acquisition of business	(343,433,529)
Capital expenditures	(57,240)

Net cash used in investing activities	(343,490,769)

Cash Flows from Financing Activities:
Member’s capital contributions	138,963,158
Debt issuance costs	(6,241,751)
Proceeds from borrowings	220,000,000
Payments on borrowings	(10,000,000)

Net cash provided by financing activities	342,721,407

Net Increase in Cash and Cash Equivalents	33,213,030

Cash and Cash Equivalents:
Beginning of period	$—
End of period	33,213,030

Supplemental Cash Flow Information:
Cash paid for interest	$6,756,000

Cash paid for income taxes	$43,000

See notes to financial statements.

CBD MEDIA LLC

NOTES TO FINANCIAL STATEMENTS

For period from March 8, 2002 (Date of Inception) to December 31, 2002

1.    Summary of Significant Accounting Policies

Nature of Business—CBD Media LLC (the “Company”) is located in Cincinnati, Ohio. The Company, through its one business segment, publishes yellow page directories and sells directory advertising and information services in the Greater Cincinnati area, including Northern Kentucky and Southeast Indiana. These services are available to customers in the form of a traditional printed directory, an internet based service known as “Cincinnati Exchange” and on CD-ROM. The Company is a wholly-owned subsidiary of CBD Media Holdings LLC.

Substantially all of operations are outsourced to third-party service providers, and the Company is dependent upon the performance of third parties for the following key components of our operations, sales of advertising, printing of directories, distribution and delivery of directories, and billing and collection. The Company has executed long-term contracts with these third-parties. A change in these suppliers could cause a disruption in the Company’s business due to the time it would take to locate and qualify an alternate supplier for these services.

Cash and Cash Equivalents—Cash and cash equivalents represent cash on hand and demand deposits with banks and short-term, highly liquid investments.

Property and Equipment—Depreciation is computed using the straight-line method over estimated useful lives ranging from three to five years.

Goodwill and Intangible Assets—At inception the Company adopted Financial Accounting Standard No. (“FAS”) 142—“Goodwill and Other Intangible Assets.” Recorded goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually in the fourth quarter. Other intangible assets are reviewed for impairment in accordance with FAS 144—“Accounting for the Impairment or Disposal of Long-Lived Assets.” All other intangible assets except for advertiser related assets are amortized using the straight-line amortization method. Advertiser related assets are amortized using an accelerated amortization method that matches the expected benefit derived from the advertisers. The accelerated amortization method used is a method that allocates amortization expense in proportion to each year’s expected revenues to the total expected revenues over the thirty year life of the Company’s advertisers. Based on the Company’s experience, advertiser attrition is more rapid in the earlier years of the life of the Company’s advertisers. The attrition experience results in an expected revenue stream where approximately 75% of the total revenues derived from advertisers occurs in the first ten years of the life of the advertisers. Approximately 20% of the expected revenues occurs in the second ten years with the remaining 5% in the final ten years. A thirty year life was established for the advertiser related assets because the Company’s historical experience shows that some advertisers continue to use the Company’s service for periods of up to thirty years. A summary of intangible assets is as follows:

Description	Life	Gross Carrying Amount	Accumulated Amortization	Net
Goodwill	Indefinite	$28,298,738		$28,298,738

Identifiable intangible assets:
Advertiser lists	30 Years	$52,000,000	$(5,619,000)	$46,381,000
Non-compete covenant	10 Years	154,000,000	(12,833,334)	141,166,666
Listing database	30 Years	200,000	(16,667)	183,333
Trademark and tradename license	20 Years	104,000,000	(4,300,000)	99,700,000

Total		$310,200,000	$(22,769,001)	$287,430,999

CBD MEDIA LLC

NOTES TO FINANCIAL STATEMENTS (continued)

Amortization of identifiable intangible assets for the next five years is as follows:

2003	$26,510,000
2004	25,768,000
2005	25,122,000
2006	24,560,000
2007	24,070,000

Deferred Directory Costs—Direct costs incurred related to directories published in June and November of each year are deferred and amortized over the life of the directory, generally twelve months. Primary directory costs include sales commissions paid to sales agents and printing and distribution costs associated with the directory publications.

Debt Issue Costs—The costs related to the issuance of debt are capitalized and amortized to interest expense over the life of the related loans using the effective interest method. Amortization of approximately $904,600 has been charged to interest expense for the period ended December 31, 2002.

Vendor Incentives—The Company has long-term contracts with certain vendors under which the vendors pay cash incentives to the Company for entering into the contracts. These incentives are recorded as deferred income and amortized as a reduction of cost of sales over the related contract terms. The amount of deferred vendor incentives that are expected to be amortized within one year are recorded as a current liability within other current liabilities. The remaining portion of deferred vendor incentives are recorded within other long-term liabilities. Total deferred vendor incentives were approximately $2,950,000 at December 31, 2002.

Fair Value of Financial Instruments—The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, accounts payable, and other accrued expenses approximate their fair values due to the short-term nature of these financial instruments.

Concentration of Credit Risks—Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. Management believes its credit policies are prudent and reflect normal industry terms and business risk. The Company does not anticipate non-performance by its customers and, accordingly, does not require collateral.

A roll forward of the allowance for sales adjustments for the period ended December 31, 2002 is as follows:

Balance, March 8, 2002	$—
Addition due to acquisition	2,279,000
Charged to revenue	3,215,000
Write-offs	(2,867,000)

Balance, December 31, 2002	$2,627,000

Revenue Recognition—Revenue is primarily the result of selling advertising that is subsequently placed in the Cincinnati Bell Yellow Pages. Revenues related to publishing directories are recognized using the “amortization method” under which revenues and expenses are recognized over the lives of the directories, generally twelve months. Deferred revenue relates to the sale of advertising to national advertisors which is billed in advance and recognized over the lives of the directories. Net revenue includes primarily estimated sales adjustments for estimated losses due to claims resulting from publication errors, omissions in customer advertising, customer early terminations or other customer complaints. The estimated sales adjustments are determined based on our historical experience, our current knowledge of customers with disconnected phone service, and customer complaints received.

CBD MEDIA LLC

NOTES TO FINANCIAL STATEMENTS (continued)

Income Taxes—No provision for federal taxes is required because the Company has elected to be taxed as a limited liability company; accordingly each member’s respective share of income is included in its federal return. The Company has provided for certain state and city taxes owed, in the amount of approximately $131,000 for the period ended December 31, 2002.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

2.    Acquisition

On March 8, 2002, the Company purchased certain assets and assumed certain liabilities of Cincinnati Bell Directory, Inc., which encompassed the yellow page operations owned by Broadwing, Inc. for $343,433,529. Under purchase accounting, the purchase price was allocated based on the fair value of the assets acquired and liabilities assumed. The excess of the purchase price over the assets and liabilities either purchased or assumed has been recorded as goodwill. The acquired operation has been reflected in the statement of income from the date of acquisition, March 8, 2002. The acquisition was financed by member’s capital contributions and debt borrowings.

Assets acquired and liabilities assumed were as follows:

Accounts receivable	$5,901,300
Prepaid expenses and deferred directory costs	6,870,569
Goodwill	28,298,738
Other intangible assets	310,200,000
Liabilities assumed	(7,837,078)

Total	$343,433,529

The following unaudited pro forma financial information is presented on the basis that the Company’s purchase of the yellow page operations owned by Broadwing, Inc. had occurred as of January 1, 2002:

Pro forma net revenue for the period from January 1, 2002 to December 31, 2002	$81,804,000
Pro forma net income for the period from January 1, 2002 to December 31, 2002	$6,907,000

3.    Property and Equipment

Property and equipment at December 31, 2002 consisted of the following:

Furniture and office equipment	$39,619
Computer equipment	12,041
Computer software	5,580

Total	57,240
Less accumulated depreciation	(8,615)

Property and equipment—net	$48,625

CBD MEDIA LLC

NOTES TO FINANCIAL STATEMENTS (continued)

4.    Deferred Directory Costs and Deferred Revenues

At December 31, 2002, the Company deferred directory costs for directories in the Greater Cincinnati Area which were published in June and November 2002. Deferred revenues represent monies collected from national advertisers, who are required to pay within sixty days of publication for the cost of their advertisements in the directories. These amounts are then recognized into income over the lives of the directories.

Deferred directory costs at December 31, 2002 consisted of the following:

Selling	$5,698,657
Production	4,186,111
Distribution	560,880

Total deferred directory costs	$10,445,648

5.    Leases

The Company leases office space under non-cancelable operating leases. Rent paid was approximately $291,000 for the period ended December 31, 2002. Future obligations of the Company’s long-term leases as of December 31, 2002, were as follows:

Year ending December 31:
2003	$78,950
2004	78,950
2005	78,950
2006	78,950
2007	19,738

Total	$335,538

6.    Long-Term Debt

Long-term debt at December 31, 2002 consisted of the following:

Term Loan A payable to a consortium of banks, with interest at the bank’s prime rate plus 2.25%, or at the LIBOR rate, plus 3.25%. The Company elected interest at the LIBOR rate plus 3.25% for a total interest rate of 5.02% at December 31, 2002. Due in installments through December 31, 2007	$50,000,000
Term Loan B, payable to a consortium of banks, with interest at the bank’s prime rate plus 2.25%, or at the LIBOR rate, plus 3.25% The Company elected interest at the LIBOR rate plus 3.25% for a total interest rate of 5.02% at December 31, 2002. Due in installments through December 31, 2008	160,000,000

Total	210,000,000
Less current maturities	25,200,000

Total	$184,800,000

In addition to the above loans, the Company also has a revolving line of credit with the consortium of banks noted above, under which the Company may borrow up to $10,000,000 at the bank’s prime rate plus 2.25% or the LIBOR rate plus 3.25%. There were no borrowings outstanding on the revolving line of credit at December 31, 2002.

Substantially all assets of the Company are pledged as collateral under Term Loans A and B and the revolving line of credit. In addition, one of the members of CBD Holdings has guaranteed the loans up to a total of

CBD MEDIA LLC

NOTES TO FINANCIAL STATEMENTS (continued)

$20,000,000. This guarantee terminates when the loans are paid in full or when the Company’s leverage ratio, as defined, is less than 4 to 1 for two consecutive quarters.

The fair value of the Company’s debt obligations approximates the respective carrying value as of December 31, 2002.

Under the terms of the loan agreements noted above, certain restrictive covenants exist regarding the Company’s ability to enter into new loan agreements, sell assets, enter into mergers or acquisitions, affect a liquidation of the Company, pay dividends, or amend the provisions of the Company’s bylaws, articles of incorporation or any provision of any material contract. Other restrictive covenants include restricted payments, leverage restrictions, interest coverage, fixed charge coverage, pro forma debt service ratios and total debt to contributed equity ratio. At December 31, 2002, the Company was in compliance with all restrictive covenants.

In conjunction with the loan agreement noted above, the Company entered into an interest rate swap agreement that effectively converts the interest on the Term A and B loans to a fixed rate of 6.17%. The notional amount ($105,000,000 at December 31, 2002) of the swap agreement is identical to the notional amount of the note. In accordance with FAS 133—“Accounting for Derivative Instruments and Hedging Activities,” the Company has classified this interest rate swap agreement as a cash flow hedge and has recorded its fair value at December 31, 2002. Future changes in the fair value will be recorded as an adjustment to accumulated other comprehensive income (loss). The differential to be paid or received on the interest rate swap agreement is recognized as an adjustment to accrued interest and interest expense.

Scheduled maturities of long-term debt are as follows:

Year ending December 31:
2003	$25,200,000
2004	11,600,000
2005	11,600,000
2006	11,600,000
2007	11,600,000
2008	138,400,000

Total	$210,000,000

The Company is being required to pay additional amounts on the Term A and B loans based on a prescribed formula of “excess cash flow”. At December 31, 2002 the Company’s calculation of such “excess cash flow” amounted to $13,600,000, which will be paid by April 30, 2003. This amount has been included in the scheduled maturities of long-term debt table above in 2003.

7.    Related Party Transactions

Affiliates of Broadwing Holdings, Inc., a member of CBD Media Holdings LLC, provide the Company with billing, collection and distribution services through its affiliate Cincinnati Bell Telephone. Total fees for such services were $2,841,833 for the period ended December 31, 2002. In addition, the Company provides Cincinnati Bell Telephone with advertising, printing and distribution services. Total fees for such services were $5,120,944 for the period ended December 31, 2002.

Applegate & Collatos, Inc., an affiliate of the principal member of CBD Media Holdings LLC, provides the company with management services. Total fees for such services were $400,000 for the period ended

December 31, 2002. In addition, the Company paid transaction related costs of approximately $251,000 to Applegate & Collatos, Inc. in connection with the acquisition on March 8, 2002.

8.    401(k) Plan

During 2002 the Company established a 401(k) plan. Employees who are at least 21 years old are eligible for participation. Employees may contribute up to $11,500 of annual compensation to the plan. During the period ended December 31, 2002, the Company’s discretionary contributions to the 401(k) plan were approximately $33,000.

9.    Management Unit Awards

CBD Media Holdings LLC awarded 22,890 Class C non-voting units (“Stock Units”) in CBD Media Holdings LLC to employees of the Company. The fair value of the Stock Units awarded to management of the Company on the date of grant was determined to be less than $3,000. The Company is required to record the impact of these Stock Units within its financial statements. The Stock Units are subject to various restrictions, including continuous employment over a four year period. Subsequent to the vesting period, any transfer or sale of the Stock Units is subject to the approval of the majority owners of CBD Media Holdings LLC. Management believes that the restrictions on liquidation and lack of voting rights make the Stock Units subordinate to the other classes of unit holders in CBD Media Holdings LLC. Therefore, this arrangement is consistent with the definition of junior stock and is accounted for on its measurement date in accordance with Financial Accounting Standards Board Interpretation No. (“FIN”) 38, Determining the Measurement Date for Stock Option, Purchase, and Award Plans Involving Junior Stock. Compensation expense is not recorded until a measurement date is reached in accordance with FIN 38.

10.    Restatement of Financial Statements

Subsequent to the issuance of the Company’s 2002 financial statements, the Company’s management determined that the estimated useful lives of certain intangible assets were inappropriate and the method of amortizing the advertiser list intangible asset did not properly reflect the use of the asset over its life. As a result, the 2002 financial statements have been restated from the amounts previously reported to reflect an increase in the useful lives and a change from straight line to an accelerated method of amortizing the advertiser related assets.

The following is a summary of the effect of the restatement:

	December 31, 2002
	As Previously Reported	As Restated
Intangible assets (net)	$284,349,999	$287,430,999
Accumulated income	3,548,733	6,629,733

	For the Period from March 8, 2002 to December 31, 2002
	As Previously Reported	As Restated
Amortization and depreciation	$25,858,616	$22,777,616
Operating income	13,931,635	17,012,635
Net income	3,548,733	6,629,733

* * * * *

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and the

Shareowners of Broadwing Inc.:

We have audited the accompanying balance sheet of Cincinnati Bell Directory Inc. (the “Company”) (a wholly-owned subsidiary of Broadwing Inc.) as of March 7, 2002, and the related statements of income, changes in owner’s net investment and cash flows for the period from January 1, 2002 to March 7, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Cincinnati Bell Directory Inc. as of March 7, 2002, and the results of its operations and its cash flows for the period from January 1, 2002 to March 7, 2002 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Cincinnati, Ohio

May 9, 2003

CINCINNATI BELL DIRECTORY INC.

(PREDECESSOR TO CBD MEDIA LLC)

BALANCE SHEET

(Dollars in thousands)

March 7, 2002
ASSETS
Current Assets:
Accounts receivable (net of allowance of $2,279)	$5,902
Deferred directory costs	6,572
Prepaid expenses and other current assets	300
Deferred income tax benefit	257

Total current assets	13,031
Equipment and Leasehold Improvements (Net)	170

Total Assets	$13,201

LIABILITIES AND OWNER’S NET INVESTMENT
Current Liabilities:
Cash overdraft	$183
Accrued liabilities	1,416
Deferred revenue	3,558
Other current liabilities	1,030

Total current liabilities	6,187

Other Long-Term Liabilities	1,958

Commitments and Contingencies (Note 5)

Owner’s Net Investment	5,056

Total Liabilities and Owner’s Net Investment	$13,201

See notes to financial statements.

CINCINNATI BELL DIRECTORY INC.

(PREDECESSOR TO CBD MEDIA LLC)

STATEMENT OF INCOME

(Dollars in thousands)

For the period from January 1, 2002 to March 7, 2002

Net Revenue	$14,269
Cost of Revenue	8,873
General and Administrative Expenses	419

Operating Income	4,977
Other Expenses—Net	12

Income Before Income Taxes	4,965
Provision for Income Taxes	1,954

Net Income	$3,011

See notes to financial statements.

CINCINNATI BELL DIRECTORY INC.

(PREDECESSOR TO CBD MEDIA LLC)

STATEMENT OF CHANGES IN OWNER’S NET INVESTMENT

For the period from January 1, 2002 to March 7, 2002

(Dollars in thousands)

Owner’s Net Investment
Balance at January 1, 2002	$10,076
Net income	3,011
Transfers to owner—net	(8,031)

Balance at March 7, 2002	$5,056

See notes to financial statements.

CINCINNATI BELL DIRECTORY INC.

(PREDECESSOR TO CBD MEDIA LLC)

STATEMENT OF CASH FLOWS

For the period from January 1, 2002 to March 7, 2002

(Dollars in thousands)

Cash Flows from Operating Activities:
Net income	$3,011
Adjustments to reconcile net income to cash flows provided by operating activities:
Depreciation	24
Deferred income tax benefit	(166)
Changes in certain working capital accounts:
Accounts receivable	3,892
Prepaid expenses and other assets	870
Deferred directory costs	2,800
Other assets	915
Accrued liabilities	246
Deferred revenue	(1,756)
Other	(1,954)

Net cash provided by operating activities	7,882

Cash Flows from Financing Activities:
Cash overdraft	149
Transfers to owner–net	(8,031)

Net cash used in financing activities	(7,882)

Net Change in Cash and Cash Equivalents	—

Cash and Cash Equivalents:
Beginning of period	—

End of period	$—

See notes to financial statements.

CINCINNATI BELL DIRECTORY

(PREDECESSOR TO CBD MEDIA LLC)

NOTES TO FINANCIAL STATEMENTS

For the period from January 1, 2002 to March 7, 2002

(Dollars in thousands)

1.    Business Description

Nature of Business—Cincinnati Bell Directory Inc. (the “Company” or “Cincinnati Bell Directory”) is located in Cincinnati, Ohio. The Company publishes yellow page directories and sells directory advertising and information services in the Greater Cincinnati area, including Northern Kentucky and Southeast Indiana. These services are available to customers in the form of a traditional printed directory, an internet based service known as “Cincinnati Exchange” and on CD-ROM. In addition to the Yellow Page Services, the Company also produces the Cincinnati Bell White Pages for its affiliated company, Cincinnati Bell Telephone.

Cincinnati Bell Directory is a wholly-owned subsidiary of Broadwing, Inc. (“Broadwing”) which is a publicly traded company.

2.    Financial Statement Presentation

For the period from January 1, 2002 to March 7, 2002, Cincinnati Bell Directory’s financial statements reflect the results of operations, financial position, cash flows and changes in owner’s net investment as if Cincinnati Bell Directory were a separate entity for the period. The financial statements have been prepared using the historical basis in the assets and liabilities and historical results of operations related to Cincinnati Bell Directory.

Cincinnati Bell Directory’s financing requirements are primarily provided through cash generated from the Company’s operations. Cincinnati Bell Directory participates in Broadwing’s centralized cash management system to finance operations. Under this system all cash generated is transferred to Broadwing and then provided to Cincinnati Bell Directory as needed. Cincinnati Bell Directory’s statement of income does not include any significant interest expense or income relating to such cash activity. The net cash advances between Cincinnati Bell Directory and Broadwing are included in the balance sheet within the owner’s net investment. Cincinnati Bell Directory has not accumulated retained earnings as earnings are accumulated at the Broadwing level.

General corporate overhead costs related to Broadwing’s corporate headquarters and shared service functions are allocated to Cincinnati Bell Directory, to the extent such amounts are applicable to Cincinnati Bell Directory, primarily based on the ratio of anticipated support provided to Cincinnati Bell Directory as compared to other subsidiaries of Broadwing. The allocation is calculated as a function of revenue, payroll and property. The allocations are recorded in the period that they are incurred. Management believes these allocations are reasonable and comparable to the costs that would have been incurred if Cincinnati Bell Directory were a stand-alone entity. As a stand-alone entity, Cincinnati Bell Directory would need to begin using its own resources or purchasing services to perform these functions and would be fully responsible for the costs and expenses associated with the management of its business.

3.    Summary of Significant Accounting Policies

Cash And Cash Equivalents—Cash equivalents are highly liquid investments with a maturity of 90 days or less when purchased. There were no cash equivalents at March 7, 2002 as Cincinnati Bell Directory participates in Broadwing’s centralized cash management system which requires all cash and cash equivalents be held at the Broadwing corporate level to maximize cash management.

Deferred Directory Costs—Direct costs incurred related to directories published in June and November of each year are deferred and amortized over the life of the directory, generally one year. Primary direct costs include sales commissions paid to sales agents and printing and distribution costs associated with its directory publications.

CINCINNATI BELL DIRECTORY INC.

(PREDECESSOR TO CBD MEDIA LLC)

NOTES TO FINANCIAL STATEMENTS (continued)

For the period from January 1, 2002 to March 7, 2002

(Dollars in thousands)

Equipment and Leasehold Improvements—Equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is provided on the straight-line basis over the estimated useful lives of the assets. Amortization of leasehold improvements is provided on the straight-line basis over the lesser of the useful life or the lease term. Depreciation and amortization periods are as follows: computer equipment and software—3-5 years; furniture and fixtures—15 years; tools and equipment—7 years. When assets are retired or otherwise disposed of, the cost of the asset and the related accumulated depreciation are removed from their respective accounts and any resulting gain or loss is recognized.

Income Taxes—Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Cincinnati Bell Directory’s operations are included in the combined U.S. federal and state income tax returns filed by Broadwing. During such time, income tax expense in Cincinnati Bell Directory’s financial statements was calculated as if Cincinnati Bell Directory had filed separate income tax returns. Allocations of current income taxes payable to Broadwing are considered to have been remitted, in cash, in the period the related income tax expense was recorded.

Fair Value of Financial Instruments—The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, and other accrued expenses approximate their fair values due to the short-term nature of these financial instruments.

Concentration of Credit Risks—Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. Management believes its credit policies are prudent and reflect normal industry terms and business risk. The Company does not anticipate non-performance by the counterparties and, accordingly, does not require collateral.

A roll forward of the allowance for doubtful accounts receivable for the period ended March 7, 2002 is as follows:

Balance, January 1, 2002	$1,777
Charged to expense	1,925
Write-offs	(1,423)

Balance, March 7, 2002	$2,279

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—Revenue is primarily the result of selling advertising that is subsequently placed in the Cincinnati Bell Yellow Pages. Revenues and expenses related to publishing directories are recognized using the “amortization method” under which revenues and expenses are recognized over the lives of the directories, generally twelve months.

CINCINNATI BELL DIRECTORY INC.

(PREDECESSOR TO CBD MEDIA LLC)

NOTES TO FINANCIAL STATEMENTS (continued)

For the period from January 1, 2002 to March 7, 2002

(Dollars in thousands)

Vendor Incentives—The Company has long-term contracts with certain vendors under which the vendors pay cash incentives to the Company for entering into the contracts. These incentives are recorded as deferred income and amortized as a reduction of cost of sales over the related contract terms. The amount of deferred vendor incentives that are expected to be amortized within one year are recorded as a current liability within other current liabilities. The remaining portion of deferred vendor incentives are recorded within other long-term liabilities. Total deferred vendor incentives were approximately $2,988 at March 7, 2002.

4.    Equipment and Leasehold Improvements

Equipment and leasehold improvements at March 7, 2002 consisted of the following:

Computer equipment and software	$570
Furniture and fixtures	202
Leasehold improvements	21
Tools and equipment	17

Total	810
Less accumulated depreciation	(640)

Equipment and leasehold improvements—net	$170

5.    Commitments and Contingencies

Operating Lease—The Company leases its facilities under noncancelable operating leases (the “facility leases”), with expected expirations between March 31, 2002 and September 30, 2003. Under the terms of these facilities leases, the Company is also responsible for maintenance and insurance. In addition to the minimum lease payments, the Company is responsible for contingent payments to cover its portion of the buildings’ operating expenses and utilities, based upon square feet occupied. In March 2002, the Company negotiated the termination of the leases. In connection with the termination of the leases the Company recorded a $125 charge in the period ended March 7, 2002.

Total rent expense for the period ended March 7, 2002 totaled $44 (excluding the $125 termination charge noted above).

6.    Benefit Plans

Cincinnati Bell Directory employees are covered by Broadwing’s employee benefit plans including their defined benefit pension plans, their health care and group life insurance benefit plans, and their defined contribution plan. The pension benefit formula for the defined benefit plan is determined by a combination of compensation based credits and annual guaranteed interest credits. Funding for this plan is achieved through contributions to an irrevocable trust fund.

The health care and group life benefit plans are funded through Voluntary Employee Benefit Association trusts managed by Broadwing. It is Broadwing’s practice to fund amounts as deemed appropriate from time to time. Total expense for Cincinnati Bell Directory related to the health care and group life benefit plans for the period ended March 7, 2002 was $13.

CINCINNATI BELL DIRECTORY INC.

(PREDECESSOR TO CBD MEDIA LLC)

NOTES TO FINANCIAL STATEMENTS (continued)

For the period from January 1, 2002 to March 7, 2002

(Dollars in thousands)

Cincinnati Bell Directory’s contributions to the defined contribution plan are based on matching a portion of the employee contributions or on a percentage of employee earnings or net income for the year. Total Cincinnati Bell Directory contributions to the defined contribution plan were $12 for the period ended March 7, 2002.

7.    Stock-based Compensation

Cincinnati Bell Directory employees are also eligible for participation in Broadwing’s long term incentive plan. Under this plan, certain employees of Cincinnati Bell Directory are granted stock options in Broadwing common stock and other stock-based awards. Under this plan, options are granted with exercise prices that are not less than market value of the stock at the grant date. Generally, stock options have ten-year terms and vest over three to five years. Cincinnati Bell Directory incurred no compensation expense for these options during the year, as they follow Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for this plan.

Cincinnati Bell Directory follows the disclosure-only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” but applies APB Opinion 25 and related interpretations in accounting for its plans. If Cincinnati Bell Directory had elected to recognize compensation cost for the issuance of Broadwing options to employees based on the fair value at the grant dates for awards consistent with the method prescribed by SFAS 123, net income for the period ended March 7, 2002 would have been impacted as follows:

Thousands of dollars except shares and per share amounts
Net income:
As reported	$3,011
Pro forma compensation expense—net of tax benefits	(17)

Total pro forma net income	$2,994

At December 31, 2001 and March 7, 2002, 94,720 Broadwing stock options were held by Cincinnati Bell Directory employees. The weighted average exercise price of the stock options was $19.59. During the period from January 1, 2002 to March 7, 2002 there were not any grants, forfeitures or exercises of Broadwing stock options held by Cincinnati Bell Directory employees.

At March 7, 2002, 48,765 of the Broadwing stock options held by Cincinnati Bell Directory employees were exercisable at the following amounts per share: $35.97 to $30.34 (9,688 shares), $27.78 to $20.16 (11,775 shares) and $16.75 to $9.65 (27,302 shares).

8.    Related Party Transactions

Financing—Cincinnati Bell Directory participates in Broadwing’s centralized cash management system to finance operations. Cash deposits received by Cincinnati Bell Directory are transferred to Broadwing on a daily basis, and Broadwing funds Cincinnati Bell Directory’s disbursement bank accounts as required.

All related party transactions, including receivables and payables, are cleared through an intercompany account, which is ultimately settled at the Broadwing level as cash is managed centrally. No significant interest income or expense was derived from related party receivables or payables which flow through to Broadwing’s intercompany accounts.

CINCINNATI BELL DIRECTORY INC.

(PREDECESSOR TO CBD MEDIA LLC)

NOTES TO FINANCIAL STATEMENTS (continued)

For the period from January 1, 2002 to March 7, 2002

(Dollars in thousands)

Related Party Allocations—The Company’s related party allocation expenses for the period ended March 7, 2002 are summarized below:

Allocations included in cost of revenue:
Royalty for Cincinnati Bell name	$2,823
Shared services allocations	298
Allocations included in general and administrative expenses:
Payroll allocations	265
Corporate allocations	45

Total allocations	$3,431

Cincinnati Bell Directory pays Broadwing a royalty fee of $15,000 each year for the use of the Cincinnati Bell name. The royalty payment is included in cost of revenue in the statement of income.

Also included in cost of revenue in Cincinnati Bell Directory’s statement of income are expenses for shared services provided by Cincinnati Bell Telephone, which is a separate, wholly-owned subsidiary of Broadwing. Cincinnati Bell Directory’s revenues from directory advertising are billed on its customers’ Cincinnati Bell Telephone local service bill. As such, Cincinnati Bell Telephone provides the following services on the behalf of Cincinnati Bell Directory: bill processing, bill rendering, cash collections and adjustment processing. Total fees charged to Cincinnati Bell Directory for these services were $298 for the period ended March 7, 2002.

Broadwing provides corporate tax, accounting, auditing and treasury services, corporate planning and financial analysis, rental of office space, corporate communications, corporate human resources support and corporate legal support. Broadwing bills all of its subsidiaries, including Cincinnati Bell Directory, for these services on a monthly basis. Total fees charged to Cincinnati Bell Directory were $45 for the period ended March 7, 2002.

On December 31, 2001, all Cincinnati Bell Directory employees were transferred to the Cincinnati Bell Telephone payroll. Liabilities relating to the employees, including accrued payroll, accrued bonuses and accrued compensated absences, were transferred to Cincinnati Bell Telephone in connection with the transfer of the employees. For the period from January 1, 2002 to March 7, 2002 Cincinnati Bell Telephone charged Cincinnati Bell Directory $265 for the allocation of payroll costs.

The expenses allocated to Cincinnati Bell Directory for the services noted above are not necessarily indicative of the expenses that would have been incurred if Cincinnati Bell Directory had been a separate, stand-alone entity.

Product Sales and Purchases—In the normal course of business, Cincinnati Bell Directory sells white page directories and advertising to other Broadwing affiliates. Cincinnati Bell Directory had revenues from sales to other Broadwing affiliates for the period ended March 7, 2002 of $540. Cincinnati Bell Directory does not have any material purchases from other Broadwing affiliates.

CINCINNATI BELL DIRECTORY INC.

(PREDECESSOR TO CBD MEDIA LLC)

NOTES TO FINANCIAL STATEMENTS (continued)

For the period from January 1, 2002 to March 7, 2002

(Dollars in thousands)

9.     Income Taxes

Provision for income taxes for the period ended March 7, 2002 consisted of:

Current provision:
U.S. Federal	$1,851
State and local—net of U.S. Federal tax benefit	269

Total current provision	2,120

Deferred benefit
U.S. Federal	(145)
State and local—net of U.S. Federal tax benefit	(21)

Total deferred benefit	(166)

Provision for income taxes	$1,954

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and the Company’s effective tax rate:

Statutory U.S. Federal tax rate	35.00%
State and local taxes—net of U.S. Federal tax benefit	5.08%

Effective tax rate	40.08%

Deferred tax assets and liabilities as of March 7, 2002 consisted of the following:

Deferred tax assets:
Accrued state and local taxes	$297
New product reserve	196
Restructuring reserve	53

Total deferred tax assets	546

Deferred tax liabilities:
Bad debt reserve	284
Other	5

Total deferred tax liabilities	289

Net deferred tax assets	$257

10.    Subsequent Event

On March 8, 2002, substantially all of the assets and liabilities of the Company were acquired by CBD Media LLC (a wholly-owned subsidiary of CBD Media Holdings, LLC) for approximately $343,434.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and the

Shareowners of Broadwing Inc.:

In our opinion, the accompanying balance sheet and the related statements of income and comprehensive income, of changes in owner’s net investment and of cash flows present fairly, in all material respects, the financial position of Cincinnati Bell Directory at December 31, 2001, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSE COOPERS LLP

Cincinnati, Ohio

January 23, 2002

CINCINNATI BELL DIRECTORY

(PREDECESSOR TO CBD MEDIA LLC)

BALANCE SHEET

(Dollars in thousands)

December 31, 2001
ASSETS
Current assets:
Accounts receivable, net of allowance of $1,777	$9,794
Deferred directory costs	9,372
Prepaid expenses and other current assets	1,170
Deferred income tax benefit	101

Total current assets	20,437
Other assets	915
Equipment and leasehold improvements, net	194

Total assets	$21,546

LIABILITIES AND OWNER’S NET INVESTMENT
Current liabilities:
Cash overdraft	$34
Accrued liabilities	1,170
Deferred income taxes	—
Deferred revenue	5,314
Other current liabilities	1,558

Total current liabilities	8,076
Deferred income taxes	10
Other long-term liabilities	3,384

Total liabilities	11,470
Owner’s Net Investment	10,076

Total liabilities and owner’s net equity	$21,546

The accompanying notes are an integral part of these financial statements.

CINCINNATI BELL DIRECTORY

(PREDECESSOR TO CBD MEDIA LLC)

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Dollars in thousands)

	2001	2000
Net Revenues	$80,224	$78,095

Cost of Revenue	45,198	46,932
General and Administrative Expenses	2,119	1,736

Operating Income	32,907	29,427

Other Expenses, Net	62	10

Income Before Income Taxes	32,845	29,417

Provision for Income Taxes	13,433	12,036

Net Income and Comprehensive Income	$19,412	$17,381

The accompanying notes are an integral part of these financial statements.

CINCINNATI BELL DIRECTORY

(PREDECESSOR TO CBD MEDIA LLC)

STATEMENTS OF CHANGES IN OWNER’S NET INVESTMENT

(Dollar in thousands)

Owner’s Net Investment
January 1, 2000	5,514
Net income	17,381
Transfers to owner, net	(15,790)

December 31, 2000	7,105
Net income	19,412
Transfers to owner, net	(16,441)

December 31, 2001	$10,076

The accompanying notes are an integral part of these financial statements.

CINCINNATI BELL DIRECTORY

(PREDECESSOR TO CBD MEDIA LLC)

STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year Ended December 31,
	2001	2000
Cash flows from Operating Activities:
Net Income	$19,412	$17,381
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation	132	142
Provision for bad debts	2,932	2,497
Deferred income tax (benefit) expense	(770)	178
Changes in operating assets and liabilities:
Accounts receivable	(4,623)	(4,236)
Deferred directory costs	(474)	(638)
Prepaid expenses and other current assets	(719)	(19)
Other assets	(915)	—
Accrued liabilities	(437)	194
Deferred revenue	(259)	(320)
Other current liabilities	764	269
Other liabilities	1,847	6
Refund from change in tax accounting method	—	303

Cash Flows Provided by Operating Activities	16,890	15,757

Cash Flows from Investing Activities:
Capital Expenditures	—	(187)

Cash Flows Used in Investing Activities	—	(187)

Cash Flows from Financing Activities:
Cash Overdraft	(449)	220
Transfers to Owner, Net	(16,441)	(15,790)

Cash Flows Used in Financing Activities	(16,890)	(15,570)

Decrease in Cash and Cash Equivalents	—	—
Beginning Cash and Cash Equivalents	—	—

Ending Cash and Cash Equivalents	$—	$—

The accompanying notes are an integral part of these financial statements.

CINCINNATI BELL DIRECTORY

(PREDECESSOR TO CBD MEDIA LLC)

NOTES TO FINANCIAL STATEMENTS

(Dollars in thousands)

1.    Business Description and Liquidity

Business Description

Cincinnati Bell Directory (the “Company”) operates in Cincinnati, Ohio and publishes yellow pages directories and sells directory advertising and information services in the Greater Cincinnati area. These services are available to the customer in the form of a traditional printed directory, an internet-based service known as “Cincinnati Exchange” and on CD-Rom. In addition to the Yellow Page Services, the Company also produces the Cincinnati Bell White Pages for its affiliated company, Cincinnati Bell Telephone.

Cincinnati Bell Directory is a wholly owned subsidiary of Broadwing Inc. (“Broadwing”) which is a publicly-traded company.

2.    Financial Statement Presentation

For the years ended December 31, 2001 and 2000, Cincinnati Bell Directory’s financial statements reflect the results of operations, financial position, cash flows and changes in owner’s net investment as if Cincinnati Bell Directory were a separate entity for all periods. The financial statements have been prepared using the historical basis in the assets and liabilities and historical results of operations related to Cincinnati Bell Directory.

Cincinnati Bell Directory’s financing requirements are primarily provided through cash generated from the Company’s operations. Cincinnati Bell Directory participates in Broadwing’s centralized cash management system to finance operations. Under this system all cash generated is transferred to Broadwing and then provided to Cincinnati Bell Directory as needed. Cincinnati Bell Directory’s statements of income do not include any significant interest expense or income relating to such cash activity. The net cash advances between Cincinnati Bell Directory and Broadwing are included in the balance sheet within the owner’s net investment. Cincinnati Bell Directory has not accumulated retained earnings as earnings are accumulated at the Broadwing level.

General corporate overhead costs related to Broadwing’s corporate headquarters and shared service functions are allocated to Cincinnati Bell Directory, to the extent such amounts are applicable to Cincinnati Bell Directory, primarily based on the ratio of anticipated support provided to Cincinnati Bell Directory as compared to other subsidiaries of Broadwing. The allocation is calculated as a function of revenue, payroll and property. The allocations are recorded in the period that they are incurred. Management believes these allocations are reasonable. As a stand-alone entity, Cincinnati Bell Directory would need to begin using its own resources or purchasing services to perform these functions and would be fully responsible for the costs and expenses associated with the management of its business.

3.    Accounting Policies

The following is a summary of significant accounting policies:

Cash and cash equivalents

Cash equivalents are highly liquid investments with a maturity of 90 days or less when purchased. There were no cash equivalents at December 31, 2001 as Cincinnati Bell Directory participates in Broadwing’s centralized cash management system which requires all cash and cash equivalents be held at the Broadwing corporate level to maximize cash management.

CINCINNATI BELL DIRECTORY

(PREDECESSOR TO CBD MEDIA LLC)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Dollars in thousands)

Deferred Directory Costs

Direct costs incurred related to directories published in June and November of each year are deferred and amortized over the life of the directory, generally one year. Primary direct costs include sales commissions paid to sales agents and printing and distribution costs associated with its directory publications.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is provided on the straight-line basis over the estimated useful lives of the assets. Amortization of leasehold improvements is provided on the straight-line basis over the lesser of the useful life or the lease term. Depreciation and amortization periods are as follows: computer equipment and software—3-5 years; furniture and fixtures—15 years; tools and equipment—7 years. When assets are retired or otherwise disposed of, the cost of the asset and the related accumulated depreciation are removed from their respective accounts and any resulting gain or loss is recognized.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Cincinnati Bell Directory’s operations are included in the combined U.S. federal and state income tax returns filed by Broadwing. During such time, income tax expense in Cincinnati Bell Directory’s financial statements was calculated as if Cincinnati Bell Directory had filed separate income tax returns. Allocations of current income taxes payable to Broadwing are considered to have been remitted, in cash, in the period the related income tax expense was recorded.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, and other accrued expenses approximate their fair values due to the short-term nature of these financial instruments.

Concentration of Credit Risks

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. Management believes its credit policies are prudent and reflect normal industry terms and business risk. The Company does not anticipate nonperformance by the counterparties and, accordingly, does not require collateral.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CINCINNATI BELL DIRECTORY

(PREDECESSOR TO CBD MEDIA LLC)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Dollars in thousands)

Revenue Recognition

Revenue is primarily the result of selling advertising that is subsequently placed in the Cincinnati Bell Yellow Pages. Revenues and expenses related to publishing directories is recognized using the “amortization method” under which revenues and expenses are recognized over the lives of the directories, generally twelve months.

Advertising

Costs related to advertising are expensed as incurred and totaled $331 and $2,311 for the years ended December 31, 2001 and 2000, respectively.

Other Comprehensive Income

The Company did not have any items impacting other comprehensive income for each of the two years ended December 31, 2001.

Recently Issued Accounting Standards

Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities and requires recognition of all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000 and its adoption on January 1, 2001 did not have an effect on the Company’s results of operations or its financial position because the Company does not currently hold any derivative instruments.

In July 2001, the FASB issued SFAS No. 141, “Business Combinations” (“SFAS 141”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142” ). SFAS 141, which supercedes Accounting Principles Board (“APB”) Opinion No. 16, “Business Combinations” and SFAS No. 38, “Accounting for Preacquisition Contingencies of Purchased Enterprises”, requires that all business combinations entered into after the effective date of July 1, 2001 to be accounted for by the purchase method, defines criteria for recognition of intangible assets apart from goodwill, and further defines disclosure requirements for business combinations. The Company does not expect this standard to have a significant impact on its financial position, results of operations and cash flows.

SFAS 142, which replaces APB Opinion No. 17, “Intangible Assets”, defines new accounting treatment for goodwill and other intangible assets. This standard eliminates the amortization of goodwill and other intangible assets that have indefinite lives, establishes a requirement that goodwill and intangible assets with indefinite lives be tested annually for impairment, provides specific guidance on the process for this testing at the reporting unit level and requires disclosures of information about goodwill and other intangible assets in the years subsequent to their acquisition that was not previously required. SFAS 142 is effective for fiscal years beginning after December 15, 2001, except that goodwill and intangible assets acquired after June 30, 2001 will be immediately subject to the new provisions. The Company does not expect this standard to have a significant impact on its financial position, results of operations and cash flows.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to Be Disposed of” (“SFAS 121”) and amends APB Opinion No. 30,

CINCINNATI BELL DIRECTORY

(PREDECESSOR TO CBD MEDIA LLC)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Dollars in thousands)

“Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business” (“APB 30”). This statement develops one accounting model (based on the model in SFAS 121) for long-lived assets that are disposed of by sale, as well as addresses the principal implementation issues. It eliminates APB 30’s requirement that discontinued operations be measured at net realizable value or that entities include under “discontinued operations” in the financial statements amounts for operating losses that have not yet occurred. Additionally SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001. The Company does not expect this standard to have a significant impact on its financial position, results of operations and cash flows.

4.    Restructuring Charges 2001 Restructuring Plan

2001 Restructuring Plan

In February 2001, Broadwing Inc. initiated a reorganization of the activities of several of its Cincinnati-based subsidiaries, including Cincinnati Bell Directory. Total restructuring costs for Cincinnati Bell Directory of $355 were recorded in February and consisted of $320 related to lease terminations and $35 related to involuntary employee separation benefits (including severance, medical insurance and other benefits) for one employee. The severance payments were paid out in May 2001. The lease terminations are expected to be complete by September 30, 2003. Total cash outlays were $183 through December 31, 2001. The following table illustrates the activity in this reserve since February 2001.

Type of costs:	Initial Charge	Cash Outlays	Adjustments	Balance December 31, 2001
Employee separations	$35	$(35)	$—	$—
Terminate contractual obligations	320	(148)	—	172
Total	$355	$(183)	$—	$172

5.    Equipment and Leasehold Improvements

Equipment and leasehold improvements consist of:

December 31, 2001
Computer equipment and software	$570
Furniture and fixtures	202
Leasehold improvements	21
Tools and equipment	17

810
Less accumulated depreciation and amortization	616

Equipment and leasehold improvements, net	$194

6.    Debt Obligations

Cincinnati Bell Directory had no specific or Broadwing allocated debt obligations outstanding for the two years ended December 31, 2001.

CINCINNATI BELL DIRECTORY

(PREDECESSOR TO CBD MEDIA LLC)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Dollars in thousands)

7.    Commitments and Contingencies

Operating Lease

The Company leases its facilities under noncancelable operating leases (the “facility leases”) expiring between March 31, 2002 and September 30, 2003. Under the terms of these facilities leases, the Company is also responsible for maintenance and insurance. In addition to the minimum lease payments described below, the Company is responsible for contingent payments to cover its portion of the buildings’ operating expenses and utilities, based upon square feet occupied.

Future minimum lease payments required under the facility leases are as follows:

Years Ending December 31,
2002	$104
2003	67

$171

Total rent expense for the years ended December 31, 2001 and 2000 totaled $252 and $386, respectively. The escalating minimum payments under the facility leases are charged to expense ratably over the lease periods.

8.    Benefit Plans

Cincinnati Bell Directory employees are covered by Broadwing’s employment benefit plans including their defined benefit pension plans, their health care and group life insurance benefit plans, and their defined contribution plan. The pension benefit formula for the defined benefit plan is determined by a combination of compensation based credits and annual guaranteed interest credits. Funding for this plan is achieved through contributions to an irrevocable trust fund.

The health care and group life benefit plans are funded through Voluntary Employee Benefit Association trusts managed by Broadwing. It is Broadwing’s practice to fund amounts as deemed appropriate from time to time. Total expenses for Cincinnati Bell Directory related to the health care and group life benefit plans for the years ended December 31, 2001 and 2000 were $87 and $90, respectively.

Cincinnati Bell Directory’s contributions to the defined contribution plan are based on matching a portion of the employee contributions or on a percentage of employee earnings or net income for the year. Total Cincinnati Bell Directory contributions to the defined contribution plan were $31 and $30, for the years ended December 31, 2001 and 2000, respectively.

9.    Stock Based Compensation

Cincinnati Bell Directory employees are also eligible for participation in Broadwing’s long term incentive plan. Under this plan, certain employees of Cincinnati Bell Directory are granted stock options in Broadwing common stock and other stock based awards. Under this plan, options are granted with exercise prices that are not less than market value of the stock at the grant date. Generally, stock options have ten-year terms and vest over three to five years. Cincinnati Bell Directory incurred no compensation expense for these options during the year, as they follow Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for this plan.

CINCINNATI BELL DIRECTORY

(PREDECESSOR TO CBD MEDIA LLC)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Dollars in thousands)

Cincinnati Bell Directory follows the disclosure-only provisions of SFAS 123, “Accounting for Stock-Based Compensation,” but applies APB Opinion 25 and related interpretations in accounting for its plans. If Cincinnati Bell Directory had elected to recognize compensation cost for the issuance of Broadwing options to employees based on the fair value at the grant dates for awards consistent with the method prescribed by SFAS 123, net income would have been impacted as follows:

	December 31,
	2001	2000
Thousands of dollars except shares and per share amounts
Net income
As reported	$19,412	17,381
Pro forma compensation expense, net of tax benefits	(92)	(61)

Total pro forma net income	$19,320	17,320

The weighted average fair values at the date of grant for Broadwing options granted to Cincinnati Bell Directory employees during 2001 and 2000 were $6.84 and $15.66, respectively. Such amounts were estimated using the Black-Scholes option pricing model with the following weighted average assumptions.

	December 31,
	2001	2000
Expected dividend yield	—	—
Expected volatility	61.4%	48.9
Risk-free interest rate	4.1%	5.1
Expected holding period—years	3	4

Presented below is a summary of the status of outstanding Broadwing stock options issued to Cincinnati Bell Directory employees:

	Shares	Weighted Average Exercise Price
Broadwing options held by employees at January 1, 2000	39,200	16.28

Granted to employees	19,800	35.63
Exercised	—	—
Forfeited/expired	(9,325)	26.03

Broadwing options held by employees at December 31, 2000	49,675	22.77

Granted to employees	45,545	15.47
Exercised	—	—
Forfeited/expired	(500)	16.75

Broadwing options held by employees at December 31, 2001	94,720	$19.59

At December 31, 2001, 48,765 options were exercisable. Outstanding stock options at December 31, 2001, once vested, are exercisable at the following amounts per share: $35.97 to $30.34 (9,688 shares), $27.78 to $20.16 (11,775 shares) and $16.75 to $9.65 (27,302 shares).

CINCINNATI BELL DIRECTORY

(PREDECESSOR TO CBD MEDIA LLC)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Dollars in thousands)

10.    Related Party Transactions

Financing

Cincinnati Bell Directory participates in Broadwing’s centralized cash management system to finance operations. Cash deposits received by Cincinnati Bell Directory are transferred to Broadwing on a daily basis, and Broadwing funds Cincinnati Bell Directory disbursement bank accounts as required.

All related party transactions, including receivables and payables, are cleared through an intercompany account, which is ultimately settled at the Broadwing level as cash is managed centrally. No significant interest income or expense was derived from related party receivables or payables which flow through to Broadwing’s intercompany accounts.

Related Party Allocations

The Company’s related party allocation expenses are summarized below:

	Year Ended December 31,
	2001	2000
Allocations included in cost of revenue:
Royalty for Cincinnati Bell name	$15,000	$15,000
Shared services allocations	1,766	1,751
Allocations included in general and administrative expenses:
Corporate allocations	344	344

Total allocations	$17,110	$17,095

Cincinnati Bell Directory pays Broadwing Inc. a royalty fee of $15,000 each year for the use of the Cincinnati Bell name. The royalty payment is included in cost of revenue on the statement of income.

Also included in cost of revenue of Cincinnati Bell Directory’s statement of income are expenses for shared services provided by Cincinnati Bell Telephone, which is a separate, wholly-owned subsidiary of Broadwing. Cincinnati Bell Directory’s revenues from directory advertising are billed on its customers’ Cincinnati Bell Telephone local service bill. As such, Cincinnati Bell Telephone provides the following services on the behalf of Cincinnati Bell Directory: bill processing, bill rendering, cash collections and adjustment processing. Total fees charged to Cincinnati Bell Directory for these services were $1,766 and $1,751 for the years ended December 31, 2001 and 2000, respectively.

Broadwing Inc. provides corporate tax, accounting, auditing and treasury services, corporate planning and financial analysis, rental of office space, corporate communications, corporate human resources support and corporate legal support. Broadwing Inc. bills all of its subsidiaries, including Cincinnati Bell Directory, for these services on a monthly basis. Total fees charged to Cincinnati Bell Directory were $344 for each of the two years ended December 31, 2001.

CINCINNATI BELL DIRECTORY

(PREDECESSOR TO CBD MEDIA LLC)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Dollars in thousands)

Employees

On December 31, 2001, all Cincinnati Bell Directory employees were transferred to the Cincinnati Bell Telephone payroll. Liabilities relating to the employees, including accrued payroll, accrued bonuses and accrued compensated absences, were transferred to Cincinnati Bell Telephone in connection with the transfer of the employees.

The expenses allocated to Cincinnati Bell Directory for the services noted above are not necessarily indicative of the expenses that would have been incurred if Cincinnati Bell Directory had been a separate, stand-alone entity.

Product Sales and Purchases

In the normal course of business, Cincinnati Bell Directory sells white page directories and advertising to other Broadwing affiliates. Cincinnati Bell Directory had revenues from sales to other Broadwing affiliates for years ended December 31, 2001 and 2000 of $385 and $395, respectively. Cincinnati Bell Directory does not have any material purchases from other Broadwing affiliates.

11.    Income Taxes

Provision for income taxes consisted of:

	Year Ended December 31,
	2001	2000
Current provision
U.S. Federal	$12,195	$10,144
State and local, net of U.S. Federal tax benefit	2,008	1,714

Total current provision	14,203	11,858
Deferred (benefit) provision
U.S. Federal	(696)	152
State and local, net of U.S. Federal tax benefit	(74)	26

Total deferred (benefit) provision	(770)	178

Provision for income taxes	$13,433	$12,036

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and the Company’s effective tax rate:

	Year Ended December 31,
	2001	2000
Statutory Federal tax rate	35.0%	35.0%
State and local taxes, net of U.S. Federal tax benefit	5.9%	5.9%

Effective tax rate	40.9%	40.9%

CINCINNATI BELL DIRECTORY

(PREDECESSOR TO CBD MEDIA LLC)

NOTES TO FINANCIAL STATEMENTS (Continued)

(Dollars in thousands)

Deferred tax assets and liabilities consisted of the following:

December 31, 2001
Deferred tax assets
New product reserve	$176
Restructuring reserve	83

Total deferred tax asset	259

Deferred tax liabilities
Bad debt reserve	158
Depreciation and amortization	10

Total deferred tax liabilities	168

Net deferred tax assets (liabilities)	$91

12.    Industry Segment

Cincinnati Bell Directory operates in one industry segment, the publishing of yellow pages directories and sale of directory advertising and information services in the Greater Cincinnati area.

13.    Quarterly Information (Unaudited)

	First	Second	Third	Fourth	Total
2001
Net revenues	$19,688	$19,638	$20,188	$20,710	$80,224
Operating income	7,064	7,822	8,776	9,245	32,907
Net income	4,175	4,623	5,168	5,446	19,412
2000
Net revenues	19,056	19,438	19,781	19,820	78,095
Operating income	7,035	7,261	7,578	7,553	29,427
Net income	4,158	4,291	4,479	4,453	17,381

CBD Media LLC

CBD Finance, Inc.

OFFER TO EXCHANGE

$150,000,000 principal amount of their

8 5/8% Senior Subordinated Notes due 2011,

which have been registered under the Securities Act,

for any and all of their outstanding

8 5/8% Senior Subordinated Notes due 2011

PROSPECTUS

Each broker-dealer that receives the exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal delivered with this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of not less than 180 days following the effective date of the Registration Statement, of which this prospectus is a part, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

CBD Media LLC is a limited liability company organized under the laws of the State of Delaware. Section 18-108 of the Delaware Limited Liability Company Act provides that a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever, subject to the standards and restrictions, if any, set forth in its limited liability company agreement.

CBD Media LLC’s amended and restated certificate of formation provides that, to the fullest extent permitted by applicable law, we are authorized to provide indemnification (and advance of expenses) to our officers, directors, employees and agents. CBD Media LLC’s limited liability company agreement provides that, to the fullest extent permitted by applicable law, each member, director and officer shall be entitled to be indemnified and held harmless, against loss, damage or claim incurred by a member, director or officer by reason of any act or omission performed or omitted by a member, director or officer but only to the extent (i) such person acted in good faith on our behalf and in a manner reasonably believed to be within their scope of authority and (ii) such act or omission was not the result of willful misconduct. In addition, to the fullest extent permitted by applicable law, CBD Media LLC will advance expenses (including legal fees and disbursements) incurred by a member, director and officer defending any claim, demand, action suit or proceeding.

CBD Finance, Inc. is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law, or the DGCL, provides that a Delaware corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits and proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation—a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

The DGCL further authorizes a Delaware corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

The certificate of incorporation CBD Finance Inc. provides that a director shall of no liability for breaches of fiduciary duty except for (i) a breach of the director’s loyalty to CBD Finance or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) liability under Section 145 of the DGCL and (iv) any transaction from which the director derived an improper personal benefit. The bylaws CBD Finance, Inc. provide for the indemnification of its directors and officers to the fullest extent permitted applicable law.

CBD Media LLC has purchased insurance on behalf of its directors and officers against certain liabilities that may be asserted against, or incurred by, such persons in their capacities as directors or officers of the registrants, or that may arise out of their status as directors or officers of the registrants, including liabilities under the federal and state securities laws.

ITEM 21.    EXHIBITS AND FINANCIAL DATA SCHEDULES.

(A)    Exhibits

Exhibit No.	Description of Exhibit

3.1*	Amended and Restated Certificate of Formation of CBD Media LLC, filed March 4, 2002.

3.2*	Certificate of Incorporation of CBD Finance Inc., filed October 8, 2002.

3.3*	Limited Liability Company Agreement for CBD Media LLC, dated March 7, 2002.

3.4*	Bylaws of CBD Media LLC.

3.5*	Bylaws of CBD Finance, Inc.

4.1*	Indenture with respect to the 8 5/8% Senior Subordinated Notes due 2011, among CBD Media LLC, CBD Finance, Inc. and HSBC Bank USA, as trustee, dated June 13, 2003.

4.2	Form of 8 5/8% Senior Subordinated Notes due 2011 (included in exhibit 4.1).

4.3*	Exchange and Registration Rights Agreement, dated June 13, 2003, by and among CBD Media LLC, CBD Finance, Inc., and Lehman Brothers Inc. on behalf of the initial purchasers.

4.4*	Purchase Agreement dated June 9, 2003, by and among CBD Media LLC, CBD Finance, Inc., and Lehman Brothers Inc., on behalf of the initial purchasers.

5.1*	Opinion of Latham & Watkins LLP regarding the validity of the exchange notes.

10.1*

Credit Agreement, dated June 13, 2003, by and among CBD Media LLC, CBD Media Holdings LLC, the lenders party thereto and Lehman Commercial Paper Inc. as administrative agent with Lehman Brothers Inc. as joint-lead arranger and book runner, Banc of America Securities LLC as joint-lead arranger and book runner, Bank of America, N.A. as syndication agent and Toronto Dominion (Texas), Inc., as Documentation Agent.

10.2**	Directory Services Agreement by and between CBD Media LLC and L.M. Berry and Company, dated September 1, 2002.

10.3*	Billing and Collection Services Operating Agreement between Cincinnati Bell Telephone and CBD Media, Inc., dated February 4, 2002.

10.4*	License Agreement between Broadwing Inc. and CBD Media, Inc., dated as of February 4, 2002.

10.5**

Agreement between Cincinnati Bell Directory Inc. and Quebecor Printing Directory Sales Corporation (now known as Quebecor World Directory Sales Corporation) dated January 1, 1999 and as amended November 20, 2001.

10.6*	Directory Delivery Agreement between Cincinnati Bell Directory, Inc. and Directory Distributing Associates, Inc., dated January 1, 2003.

10.7*

Advisory Fee Letter Agreement by and between CBD Media LLC and Applegate & Collatos, Inc., dated as of March 7, 2002 (including Indemnification Letter Agreement by and between CBD Media LLC and Applegate & Collatos, Inc.).

10.8*	Amendment to the Letter Agreement of March 7, 2002, dated as of June 13, 2003.

10.9**	Second Amended and Restated Employment Agreement between CBD Media LLC and Douglas A. Myers dated September 1, 2003.

10.10**	Amended and Restated Employment Agreement between CBD Media LLC and John P. Schwing dated September 1, 2003.

10.11**	Amended and Restated Employment Agreement between CBD Media LLC and David D. Miller dated September 1, 2003.

10.12*	Incentive Payment Letter to John Schwing dated June 11, 2002.

Exhibit No.		Description of Exhibit

10	.13*	Incentive Payment Letter to Douglas Myers dated June 11, 2002 and schedule of additional recipients.

12	.1*	Statement of Computation of Ratio of Earnings to Fixed Charges

23.1		Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23	.2**	Consent of Deloitte & Touche LLP.

23	.3**	Consent of Deloitte & Touche LLP.

23	.4**	Consent of PricewaterhouseCoopers LLP.

24.1		Powers of Attorney (included in the signature pages to this Registration Statement).

25	.1*	Statement of Eligibility of Trustee with respect to the Senior Subordinated Notes Indenture.

99	.1**	Form of Letter of Transmittal, with respect to the outstanding notes and exchange notes.

99	.2*	Form of Notice of Guaranteed Delivery, with respect to the outstanding notes and exchange notes.

99	.3*	Form of Letter to Registered Holder and/or Book-Entry Transfer Facility Participant.

99	.4*	Letter to Our Clients.

99	.5*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*	Filed previously.
**	Filed herewith.

(B)    Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

ITEM 22.    UNDERTAKINGS

The undersigned registrants hereby undertake:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrants hereby undertake as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

The undersigned registrants hereby undertake that every prospectus (1) that is filed pursuant to the immediately preceding paragraph or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cincinnati, Ohio on November 5, 2003.

CBD MEDIA LLC

By:	/s/ Douglas A. Myers

Name: Douglas A. Myers Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by each of the following persons in the capacities indicated on November 5, 2003.

Signature	Title

/s/ Douglas A. Myers Douglas A. Myers	President, Chief Executive Officer and Director (principal executive officer)

/s/ John P. Schwing John P. Schwing	Vice President of Finance and Administration and Chief Financial Officer (principal financial and accounting officer)

* Brion B. Applegate	Director

* Benjamin M. Coughlin	Director

By:	/s/ John P. Schwing
John P. Schwing as Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cincinnati, Ohio on November 5, 2003.

CBD FINANCE, INC.

By:	/s/ Douglas A. Myers

Name: Douglas A. Myers Title: President

Pursuant to the requirements of the Securities Act, this registration statement has been signed by each of the following persons in the capacities indicated on November 5, 2003.

Signature	Title

/s/ Douglas A. Myers Douglas A. Myers	President (principal executive officer)

/s/ John P. Schwing John P. Schwing	Vice President and Treasurer (principal financial and accounting officer)

* Benjamin M. Coughlin	Director

By:	/s/ John P. Schwing
John P. Schwing as Attorney-in-Fact